ROGERS

Creating World-Leading Internet Experiences

ROGERS COMMUNICATIONS INC.
2012 ANNUAL REPORT

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WIRELESS | CABLE | MEDIA

ROGERS

Creating World-Leading

Internet Experiences

ROGERS COMMUNICATIONS INC.

2012 ANNUAL REPORT

WIRELESS | CABLE | MEDIA

AT A GLANCE OUR BUSINESS Rogers Communications Inc. is a diversified Canadian communications and media company engaged in the telecom and media businesses. Rogers Wireless is Canada’s largest wireless voice and data communications services provider and the country’s only national carrier operating on the combined world standard GSM/HSPA+/LTE technology platforms. Rogers Cable is a leading Canadian cable services provider, offering cable television, high-speed Internet access, and telephony products, and together with Rogers Business Solutions, provides business telecom, data networking and IP solutions to small, medium and large enterprise, government and carrier customers. Rogers Media is Canada’s premier group of category-leading broadcast, specialty, print and online media assets, with businesses in radio and television broadcasting, televised shopping, sports entertainment, magazine and trade journal publishing and digital media. We are publicly traded on both the TSX and NYSE stock exchanges and are included in the S&P/TSX 60 Index of the largest publicly traded companies in Canada. DELIVERING COMMITMENTS IN 2012 FREE CASH FLOW GENERATION DIVIDEND INCREASES SHARE BUYBACKS TOP-LINE GROWTH WHAT WE SAID: Deliver another year of significant consolidated pre-tax free cash flow. WHAT WE SAID: Increase cash returns to shareholders consistently over time. WHAT WE SAID: Return additional cash to shareholders by repurchasing Rogers shares on the open market. WHAT WE SAID: Leverage networks, channels and brands to deliver continued revenue growth. WHAT WE DID: Generated $2.0 billion of pre-tax free cash flow in 2012, supporting the significant cash we returned to shareholders during the year. WHAT WE DID: Increased annualized dividend per share 11% from $1.42 to $1.58 in 2012. WHAT WE DID: Repurchased 9.6 million Rogers Class B shares for $350 million. WHAT WE DID: Delivered 1% consolidated top-line growth with 2% growth in adjusted operating profit. OPERATING EFFICIENCIES FAST AND RELIABLE NETWORKS WIRELESS DATA REVENUE GROWTH HIGHER VALUE WIRELESS SUBSCRIBERS WHAT WE SAID: Implement cost containment initiatives to capture operating efficiencies. WHAT WE SAID: Maintain Rogers’ leadership in network technology and innovation. WHAT WE SAID: Generate double-digit wireless data growth to support continued ARPU leadership. WHAT WE SAID: Continue the rapid growth in our smartphone subscriber base to drive wireless data revenue and ARPU. WHAT WE DID: Reduced operating expenses for the combined Wireless and Cable segments, excluding the cost of wireless equipment sales, by approximately 1% from 2011 levels. WHAT WE DID: Deployed Canada’s first 4G LTE wireless network and completed the deployment of 150Mbps Internet speeds across +90% of our cable TV footprint. WHAT WE DID: Grew wireless data revenue by 17% with data as a percent of network revenue increasing to 41% from 35% in 2011. WHAT WE DID: Activated nearly 2.9 million smartphones, helping bring smartphone penetration to 69% of postpaid subscriber base. Table of Contents 2 Letter to Shareholders 22 Management’s Discussion and Analysis 84 Consolidated Statements of Financial Position 5 Strategic Objectives and Value Drivers 81 Management’s Responsibility for Financial Reporting 85 Consolidated Statements of 6 Creating World-Leading Changes in Shareholders’ Equity Internet Experiences 81 Independent Auditors’ Report of Registered Public Accounting Firm 86 Consolidated Statements of Cash Flows 14 Corporate Social Responsibility 82 Consolidated Statements of Income 87 Notes to Consolidated Financial 16 Corporate Governance Statements 83 Consolidated Statements of 18 Directors and Senior Executive Officers Comprehensive Income 116 Corporate and Shareholder Information 20 Why Invest in Rogers

2012 Consolidated Revenue and Operating Profit Profile REVENUE WIRELESS 58% $12.5 CABLE 26% BILLION MEDIA 13% BUSINESS SOLUTIONS 3% ADJUSTED OPERATING PROFIT WIRELESS 62% $4.8 CABLE 32% BILLION MEDIA 4% BUSINESS SOLUTIONS 2% FINANCIAL HIGHLIGHTS 2012 FOR A DETAILED DISCUSSION OF OUR FINANCIAL AND OPERATING METRICS AND RESULTS, PLEASE SEE THE ACCOMPANYING MD&A LATER IN THIS REPORT. Financial Highlights IFRS CDN GAAP (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE, SUBSCRIBER AND EMPLOYEE DATA) 2012 2011 2010 2009 2008 Revenue $12,486 $12,346 $11,999 $11,537 $11,110 Adjusted operating profit 4,834 4,739 4,668 4,407 4,075 Adjusted operating profit margin 39% 38% 39% 38% 37% Adjusted net income 1,788 1,736 1,704 1,569 1,272 Adjusted diluted earnings per share 3.43 3.17 2.94 2.53 1.99 Annualized dividend rate at year-end 1.58 1.42 1.28 1.16 1.00 Total assets 19,618 18,362 17,033 17,018 17,082 Long-term debt (includes current portion) 10,789 10,034 8,654 8,464 8,507 Shareholders’ equity 3,768 3,572 3,760 4,273 4,716 Market capitalization of equity 23,346 20,736 19,435 19,476 23,679 Wireless subscribers (000s) 9,437 9,335 8,977 8,494 7,942 Cable subscribers (000s) 2,214 2,297 2,305 2,296 2,320 Internet subscribers (000s) 1,864 1,793 1,686 1,619 1,571 Cable telephony subscribers (000s) 1,074 1,052 1,003 937 840 Number of employees 26,801 28,745 27,971 28,985 29,200 Total Shareholder Return TEN-YEAR COMPARATIVE TOTAL RETURN: 2003–2012 Financial Highlights IFRS CDN GAAP (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE, SUBSCRIBER AND EMPLOYEE DATA) 2012 2011 2010 2009 2008 Revenue $12,486 $12,346 $11,999 $11,537 $11,110 Adjusted operating profit 4,834 4,739 4,668 4,407 4,075 Adjusted operating profit margin 39% 38% 39% 38% 37% Adjusted net income 1,788 1,736 1,704 1,569 1,272 Adjusted diluted earnings per share 3.43 3.17 2.94 2.53 1.99 Annualized dividend rate at year-end 1.58 1.42 1.28 1.16 1.00 Total assets 19,618 18,362 17,033 17,018 17,082 Long-term debt (includes current portion) 10,789 10,034 8,654 8,464 8,507 Shareholders’ equity 3,768 3,572 3,760 4,273 4,716 Market capitalization of equity 23,346 20,736 19,435 19,476 23,679 Wireless subscribers (000s) 9,437 9,335 8,977 8,494 7,942 Cable subscribers (000s) 2,214 2,297 2,305 2,296 2,320 Internet subscribers (000s) 1,864 1,793 1,686 1,619 1,571 Cable telephony subscribers (000s) 1,074 1,052 1,003 937 840 Number of employees 26,801 28,745 27,971 28,985 29,200 ONE-YEAR COMPARATIVE TOTAL RETURN: 2012 20% 7% 16% 12% 18% RCI.B S&P/TSX S&P 500 TSX S&P 500 on TSX COMPOSITE INDEX TELECOM TELECOM INDEX INDEX INDEX 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 01

Rogers Communications Inc. ROGERS COMMUNICATIONS Rogers Communications (TSX: RCI; NYSE: RCI) is a diversified Canadian communications and media company. As discussed in the following pages, Rogers Communications is engaged in the telecom and media businesses through its primary operating segments Rogers Wireless, Rogers Cable, Rogers Business Solutions and Rogers Media. ROGERS COMMUNICATIONS WIRELESS CABLE BUSINESS SOLUTIONS MEDIA REVENUE ($ in billions) 12.0 12.3 12. 5 2010 2011 2012 ADJUSTED OPERATING PROFIT ($ in billions) 4.7 4.7 4.8 2010 2011 2012 FY2012 REVENUE: $12.5 billion WIRELESS 58% $12.5 CABLE 26% BILLION MEDIA 13% BUSINESS SOLUTIONS 3% At a Glance WIRELESS Rogers Wireless provides wireless voice and data communications services across Canada to more than 9 million customers under the Rogers Wireless, Fido and chatr brands. Rogers Wireless is Canada’s largest wireless provider and the only national carrier operating on the combined global standard GSM/HSPA+/LTE technology platforms. Rogers Wireless is Canada’s leader in innovative wireless voice and data services, and provides customers with the best and latest wireless devices and applications. Rogers Wireless also provides seamless wireless roaming across the U.S. and more than 200 other countries, and is the Canadian leader in the deployment of mobile commerce and machine-to-machine communications. REVENUE ($ in billions) 7.0 7.1 7. 3 2010 2011 2012 ADJUSTED OPERATING PROFIT ($ in billions) 3.2 3.0 3.1 2010 2011 2012 FY2012 REVENUE: $7.3 billion POSTPAID VOICE 52% $7.3 BILLION DATA 37% EQUIPMENT 8% PREPAID VOICE 3%

CABLE AND BUSINESS SOLUTIONS Rogers Cable is a leading Canadian cable services provider, whose territory covers approximately 3.8 million homes in Ontario, New Brunswick and Newfoundland. Our advanced digital two-way hybrid fibre-coax network provides the leading and most innovative selection of digital television and online viewing, high-speed broadband Internet access, telephony services, and home monitoring and automation solutions. Together with Rogers Business Solutions, it provides scalable business telecom, data networking, and IP connectivity and solutions to small, medium and large enterprise, government and carrier customers. REVENUE ($ in billions) 3.6 3.7 3.7 2010 2011 2012 ADJUSTED OPERATING PROFIT ($ in billions) 1.5 1.6 1.7 2010 2011 2012 FY2012 REVENUE: $3.7 billion TELEVISION 51% $3.7 INTERNET 27% BILLION HOME PHONE 13% BUSINESS SOLUTIONS 9% MEDIA Rogers Media is Canada’s premier combination of category-leading radio and television broadcasting, sports entertainment, publishing, and digital media properties. Television properties include the multi-station City network, its five multicultural OMNI television stations, Rogers Sportsnet and Sportsnet ONE specialty sports television services, which provide sports programming across Canada, and The Shopping Channel, Canada’s only nationally televised shopping service. It’s Radio group operates 55 radio stations across Canada, while its Publishing group produces more than 50 well-known consumer magazines and trade publications. Media owns the Toronto Blue Jays Baseball Club and Rogers Centre, Canada’s largest sports and entertainment facility. Rogers also holds a 37.5% investment in Maple Leaf Sports & Entertainment. REVENUE ($ in billions) 1.46 1.61 1.62 2010 2011 2012 ADJUSTED OPERATING PROFIT ($ in billions) 0.13 0.18 0.19 2010 2011 2012 FY2012 REVENUE: $1.62 billion TELEVISION 40% $1.62 SPORTS ENTERTAINMENT 13% RADIO 14% BILLION THE SHOPPING CHANNEL 16% PUBLISHING 14% DIGITAL 3%

Fellow Shareholders, Nadir Mohamed, FCA Rogers has always demonstrated the distinct ability to grow and adapt to a rapidly changing business environment – 2012 definitely put those qualities to the test. And, in spite of the challenging competitive landscape, we continued to build on our long track record of growth and innovation. Our 2012 results demonstrated our staying power and the strength of our asset mix, and send us into 2013 with a reinvigorated growth trajectory. DELIVERING RESULTS In 2012, we grew revenues to a record $12.5 billion and adjusted operating profit to a new height of $4.8 billion. As a result of the continued top-line growth, combined with significant efficiency gains, our margins expanded, pre-tax free cash flow exceeded $2.0 billion, and adjusted earnings per share grew by 8%. We also met or exceeded all of our financial guidance targets that were set early in the year. Our healthy cash flow enabled us to comfortably make the capital investments necessary to maintain our network leadership position and for our Board to raise our quarterly dividend by 11% early in 2012. In all, Rogers returned more than $1.2 billion of cash to shareholders during the year in a combination of dividends and share buybacks. And, in February 2013, our Board authorized a further 10% dividend increase, effective immediately. At the same time, the underlying trends of growth in our business continued unabated with smartphone sales, wireless data usage and our broadband customer base all growing to record levels. Overall, our results in 2012 reflect healthy continued subscriber and financial growth, and the return of significant amounts of cash to our shareholders. While it was a year with no shortage of challenges, it was one where we grew stronger as the year progressed and we are now well positioned for 2013. A FOCUSED STRATEGY FOR CONTINUED GROWTH At Rogers, our purpose is to easily connect customers with what matters most by leading the enablement of seamless, easy- to-use communications, entertainment, information and transactional experiences across any device, place or time. Our commitment to innovation, to being first, and to having superior networks has always been the foundation of Rogers’ success – and I’m as convinced as ever, looking out at the continued wave of technology advances that are changing almost every aspect of life today, that bringing innovation to our customers is what the future of this company is all about. As I illustrate in the chart at the end of this letter, there are six key long-term strategic objectives that form the pillars of our mandate: 1) Deliver differentiated end-to-end customer experiences; 2) Expand our services reach; 3) Maintain industry-leading networks; 4) Strengthen the customer experience; 5) Improve productivity and cost structure; and 6) Drive future growth opportunities. PROGRESS AGAINST OUR STRATEGIC IMPERATIVES During 2012, we made significant progress against our strategic objectives across all segments of our business. Deliver Differentiated End-to-End Customer Experiences In support of our leading wireless networks, Rogers continues to offer the largest selection of LTE devices, putting the industry’s newest and fastest technology in the hands of our customers. We launched another industry first, Rogers One Number, an IP-based service that offers Canadians the opportunity to extend their Rogers wireless phone number to their computer, tablet and home phone, allowing them to text, talk and video chat with other Rogers One Number users from anywhere. And our new Rogers Anyplace TV Mobile app gives customers access to an even wider range of news, sports, movies, episodic and children’s video content on their Rogers smartphone or tablet. We also partnered with SAP to wirelessly and broadly deploy enterprise applications that leverage SAP’s mobile platform. This exclusive new offering will help simplify the way organizations mobilize their workforce by helping employees gain real-time access to enterprise mobile applications on tablets and smartphones that were once limited to desktop computers. We significantly evolved our TV offering with the launch of our NextBox 2.0 suite of cable television features and upgraded set-top box capabilities. These redefine the home entertainment experience and give customers full control over where, when and how they view their favourite live and recorded 02 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

“OVERALL, OUR RESULTS IN 2012 REFLECT HEALTHY CONTINUED SUBSCRIBER AND FINANCIAL GROWTH, AND THE RETURN OF SIGNIFICANT AMOUNTS OF CASH TO OUR SHAREHOLDERS. WHILE IT WAS A YEAR WITH NO SHORTAGE OF CHALLENGES, IT WAS ONE WHERE WE GREW STRONGER AS THE YEAR PROGRESSED AND ARE NOW WELL POSITIONED FOR 2013.” programming. As well, customers now have a significantly enhanced interactive program guide and search functionality, access to whole home PVR capabilities, and the ability to experience live TV streamed to a tablet anywhere in the home. We continued to enhance our online video offering, Rogers Anyplace TV, bringing more live-streaming sports, local, movie and episodic programming than ever before to Rogers customers on their computers, smartphones or tablets wherever they are. Further expanding Rogers’ “TV everywhere” multi-screen video viewing experience, we launched an exclusive multi-screen soccer experience through Rogers Anyplace TV and Sportsnet World, and launched Canada’s first over-the-top sports subscription service, Sportsnet World Online. For the business customer, we launched Session Initiated Protocol Trunking, a new IP-based voice solution for enterprises designed to complement our fibre-based Internet and WAN connectivity services. By merging voice services with a business data network, SIP Trunking solutions dynamically allocate bandwidth, as needed, to support voice and/or data needs, depending upon capacity requirements during peak hours, and also provide a platform for next generation IP-based video, mobile and productivity applications and services. Maintain Industry-Leading Networks In our wireless business, we made great strides implementing the strategic network transformation we set in motion late in 2010 to an all IP infrastructure. At the core of this transformation, and as mentioned above, is the continuing deployment of Canada’s first LTE network. LTE is a highly advanced next generation wireless technology that enables unparalleled connectivity, capable of speeds of up to 150 Mbps. In our cable business, we again demonstrated Rogers’ commitment to bringing world leading Internet experiences to Canadians by leveraging our DOCSIS 3.0 technology investments. We turbo-charged our market-leading broadband Internet speeds across our service tiers, including doubling our Ultimate tier to up to 150Mbps, which is available to more than 90% of our cable customers today. Overall, 2012 was an important year in further cementing our wireless and broadband network superiority, again assuring that Rogers’ networks are among the best and fastest in the world. Expand Our Services Reach During 2012, we expanded Canada’s first wireless LTE 4G broadband network to approximately 60% of the Canadian population, a footprint which we’ll continue to rapidly expand in 2013. We also embarked on a strategic initiative to fully migrate our broadband cable network to all digital, and ultimately to all IP. This is part of our roadmap to providing even richer customer experiences, such as significantly more high-definition content, even faster Internet, and other future IP-based services, to more customers and to more screens and devices. In our Media group, we took a number of decisive steps to geographically expand City television network across Canada. We launched City Saskatchewan, signed long-term affiliate agreements in Western Canada, and most recently launched City Montréal. With these acquisitions and agreements in place, City’s television reach has increased to more than 80% of Canadian households. Strengthen the Customer Experience To enhance customer flexibility, we introduced Rogers’ new FLEXtab wireless device upgrade program. FLEXtab gives postpaid subscribers more flexibility than ever to opt for an early wireless device upgrade by simply paying unamortized subsidy at any point during their contract term. We also significantly redesigned and simplified our wireless offerings and pricing tiers, reducing complexity for our customers and improving the efficiency of our sales and service teams. These new wireless data-centric plans generally offer a range of wireless data usage allowance and data plan sharing options, combined with unlimited voice and text, to meet the varying needs of our increasingly Internet-centric customer base. To further strengthen the customer experience, we recently launched two highly successful new programs, Rogers TechXpert and Rogers Move Concierge. TechXpert is a 24/7 premium technology support service for our customers’ computers and other connected devices – including products and software that are built and sold by other manufacturers or retailers. A personal technology expert is instantly available by phone or online chat who can remotely access customers’ computers and other devices to identify and resolve typical but often frustrating issues. Concierge is a free service that gives customers a dedicated go-to point of contact during the moving process to make sure all their Rogers services are up and running in their new home. 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 03

LETTER TO SHAREHOLDERS CONTINUED At the same time, to energize the Rogers shopping experience for our wireless and cable customers, we unveiled a new retail store design for our Rogers Plus stores that’s centered on a more personalized and integrated service approach. While we have made significant strides in strengthening the customer experience at Rogers, we have much more to do to consistently deliver a simple and flawless experience for our customers, and this is a journey we’re committed to. Improve Productivity and Cost Structure We successfully implemented a number of cost management and productivity improvement initiatives across the business during 2012. These initiatives enabled us to make significant additional investments in our customers, while at the same time expanding margins and operating leverage. The priority was on intelligent efficiency gains and focused execution, including reducing the number of initiatives we undertake, consolidating work and reducing duplication, tightening our entire supply chain, eliminating calls into the call centre, and enhancing our discipline around discretionary spending. This is an ongoing process that will allow us to invest in strengthening the value we deliver to our customers. Drive Future Growth Opportunities We made solid steps in continuing to develop and deploy products and services under our growth initiatives, including the historic first SIM-based mobile payment transaction ever processed in Canada. Together with CIBC, we established Canada’s first mobile payment solution. This allows Canadians to pay for purchases with their CIBC credit card at the checkout counter of businesses across the country where contactless credit card payments are already accepted using a NFC-enabled Rogers smartphone. Rogers has also been at the forefront of laying the foundation and developing the ecosystem to allow M2M wireless communications to continue to rapidly expand in Canada. To turbo-charge the already significant M2M opportunity, we formed an alliance with international mobile operators KPN, NTT Docomo, SingTel, Telefónica, Telstra and Vimpelcom to co-operate on global M2M business initiatives supporting a single, global platform that multinational customers can leverage to enable connected devices in multiple countries. To deepen our multi-product presence in millions of Canadian homes, we’ve also developed and commercialized Rogers Smart Home Monitoring, an advanced real-time home monitoring, automation and security service. Smart Home Monitoring, which leverages our wireless and broadband networks for redundant connectivity, allows for remote access, monitoring and control of the home from Internet-connected computers and smartphones, as well as real-time alerts and remote video viewing. We also had good success growing our wired telephony revenues from the business segment, where we grew Internet and telephony revenues from the small business segment by 24% and the on-net next generation portion of our enterprise segment revenues by 27% in RBS. And we launched unique solutions to support these customers, such as the exclusive availability of OutRank, a best-in-class online marketing solution that simply and affordably helps small businesses develop an online presence with website development, paid search marketing, search engine optimization and a performance dashboard. We continue to invest in a number of other cross-platform opportunities to take advantage of the shift in advertising dollars that is occurring from traditional to digital forms of media. We took another large step forward in our strategy of being Canada’s sports content leader with our 37.5% investment in Maple Leaf Sports & Entertainment Ltd. MLSE owns the NHL Maple Leafs, NBA Raptors, MLS Toronto FC and a number of other iconic sports related assets, and the investment greatly advances our strategy of delivering highly sought-after content anywhere, anytime, on any platform across our broadband and wireless networks. We quickly followed the MLSE investment with the acquisition of theScore Television Network - a national specialty TV service and Canada’s third-largest specialty sports channel that provides sports news, information and highlights, and live event programming. GIVING BACK Delivering value for our customers and shareholders is critically important, and giving back to the communities where we do business is one of our core values. Early in 2012, we launched Rogers Youth Fund, an important initiative in support of Canadian youth and education. This represents Rogers’ national commitment to help Canada’s at-risk youth overcome barriers to education, empowering them to succeed in the classroom and beyond. Later in the year, we further supported this initiative with the launch of Rogers’ new Employee Volunteer Program, which provides a company- sponsored opportunity for everyone at Rogers to get behind volunteering and the Rogers Youth Fund. While we made tremendous strides in our business during 2012, it was a tough year and no one felt that more than the thousands of talented, hardworking employees across Rogers. I’d like to express my gratitude to each of them for their incredible efforts and dedication. A few weeks ago, Rogers was recognized at the prestigious 2013 Investor Relations Magazine Canada Awards with the award for Best Investor Relations by a Technology or Telecommunications Company. We work hard at Rogers to be transparent and responsive with the investment community, and take pride in this recognition – which I believe is a measure of our sincere commitment to long-term value creation on behalf of our shareholders. As we announced in February 2013, after 13 years at Rogers and more than 30 years in the telecom industry, I will be retiring as the President and CEO in 2014. The Rogers Board has undertaken a process to appoint a successor, I fully expect a smooth and seamless transition, and right now I am wholly focused on the continued execution of our plan during 2013. I am as enthusiastic as ever about the future for Rogers and, on behalf of Rogers’ employees, management and Board of Directors, thank you for your continued investment and support. Nadir Mohamed, FCA PRESIDENT AND CHIEF EXECUTIVE OFFICER ROGERS COMMUNICATIONS INC. 04 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

STRATEGIC OBJECTIVES AND VALUE DRIVERS At Rogers, our purpose is to easily connect customers with what matters most. Our vision is to be known for leading the enablement of seamless, customer-driven communications, entertainment, information and transactional experiences across any device, place or time. DELIVER INDUSTRY-LEADING SHAREHOLDER RETURNS Our mandate is to deliver long-term value and industry-leading shareholder returns. To sustain our lead as the top integrated communications and media company in Canada, our actions and investments are guided by the following six long-term strategic objectives: DELIVER DIFFERENTIATED END-TO-END CUSTOMER EXPERIENCES MAINTAIN INDUSTRY-LEADING NETWORKS EXPAND OUR SERVICES REACH Focus on evolving our cross-device integration to enable seamless, reliable and easy-to-use experiences anytime, anyplace and anywhere; on delivering a differentiated range of devices and device-related services; and on enabling greater integration of our media assets across screens. Reinforce our fastest and most reliable networks by expanding our LTE network to a wider proportion of the Canadian population, continuing to increase broadband Internet speeds, and further enhancing our TV platform with next generation features and functionality. Expand the reach of our networks and services through new construction and targeted acquisition that complement our existing platforms; by more widely deploying products and services; and by expanding the reach of key media brands nationally and across our digital platforms. STRENGTHEN THE CUSTOMER EXPERIENCE IMPROVE PRODUCTIVITY AND COST STRUCTURE DRIVE FUTURE GROWTH OPPORTUNITIES Constantly improve the experience that customers have using our products and services by making it easier for them; providing the tools and resources customers need to use our products with confidence; being attuned to our customers’ evolving needs; and continuing to simplify our product Continue to focus on cost-optimization initiatives and organizational efficiency by improving service delivery; reducing complexity; focusing on fewer, more impactful projects; managing expenses, and working closely with key suppliers. Continue to develop targeted new growth areas of our business, including machine-to-machine communications, mobile commerce and video, sports, business communications services, local and digital media services, and home automation. offerings. For a detailed discussion of our strategic goals and objectives, see the “Our Strategy” section in the accompanying MD&A later in the report. 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 05

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Experience… BEING BOUNDLESSLY CONNECTED Rogers knows that no matter where its customers are, being in touch with friends, family and colleagues makes their lives more connected. And being connected anytime, anywhere, to the information and entertainment that matters most makes life easier and more enjoyable. That’s why, around the city or around the world, millions of Canadians rely on Rogers to keep them connected, and to put the Internet in their pockets with the most advanced wireless services, blistering-fast speeds, and seamless coverage. With Canada’s first next-generation LTE wireless network – the global gold standard in wireless network technology – Rogers makes “place-shifting” a reality so customers can connect to their communications, information and entertainment from almost anywhere, easily and seamlessly. Rogers is enabling a shift to where watching TV on the train, conducting a virtual white-boarding session from the beach, disarming a home monitoring system from a smartphone, or answering a home phone from 5,000 kilometres away are becoming everyday activities. With Rogers, customers no longer have to pick up the phone to check their voicemail; they don’t need to be in town to catch their local news; and they don’t have to be at their PCs to access their e-mail. Businesses no longer need to work in traditional offices, because Rogers helps them to quickly set up virtual workspaces, with complete access to customers, colleagues, files and corporate applications, so they are as productive on the road as they are in the office. Customers know that Rogers makes it seamless and easy to connect with the same personalized information, communications and entertainment experiences no matter where they are – at work, at home and away, travelling to any of more than 200 countries around the world. And they know that only Rogers is there first with innovative new services, such as Rogers One Number, which allows them to switch calls among their wireless device, computer, and home phone without interruption; manage e-mails, text messages and voicemail; hold live video chats; and combine and sync contacts from across multiple devices – no matter where they are. WIRELESS VOICE & DATA SMARTPHONES & TABLETS HOME & BUSINESS TELEPHONY MOBILE INTERNET SOCIAL MEDIA & NETWORKING ANYWHERE TV VIEWING MOBILE COMMERCE REMOTE HOME MONITORING & AUTOMATION 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 07

Experience THE CONNECTED HOME OF TOMORROW, TODAY Rogers continues to define how families come together and connect with their world. Millions of Canadians depend on Rogers to keep them informed, connected and entertained with a combination of the fastest Internet speeds and the most innovative television, telephony and home monitoring solutions available. At the core of Rogers’ connected home strategy is providing customers blistering-fast broadband connections together with the ability to seamlessly shift – to shift time, to shift screens and to shift places so they access what they want, when they want, on the screen of their preference. Rogers offers the best in on-demand, sports and movies and episodic, specialty, multicultural and high-definition programming. Customers can then schedule, pause, rewind and view content on demand, search content and control their PVR remotely from their smartphone, and stream programming to their tablet anywhere in their home. And they can access television and movie content on demand from anywhere by laptop or smartphone using the Rogers Anyplace TV app. Television has never been this good, this easy, or this much in customers’ control. And it’s even better when combined with innovative Rogers features, such as the ability to screen phone calls on the TV screen, listen to voicemail on the tablet, or receive talking text messages on the home phone. Wireless customers can also use Rogers One Number to switch calls among their computer, home phone and wireless device without interruption; manage e-mails; text messages and voicemail; hold live video chats; and combine and sync contacts from across multiple devices. When they’re not at home, customers now also rely on Rogers Smart Home Monitoring, a complete monitoring, automation and security solution that includes the most innovative technology and features available. Smart Home Monitoring lets customers monitor, control and receive alerts by smartphone or online, staying connected to their home from almost anywhere, and enjoying the peace of mind that comes with having the most reliable monitoring solution available. Smart Home Monitoring also gives customers the ability to automate lights, appliances, thermostats and more, so they know their homes are not only secure but more energy-efficient and convenient, too. BROADBAND INTERNET HOME TELEPHONY WHOLE HOME PVR HOME & MOBILE E-MAIL ANY SCREEN TV CATEGORY-LEADING MEDIA CONTENT ON-DEMAND DIGITAL CONTENT HOME MONITORING & AUTOMATION 08 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

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2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 09

2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 09

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10 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

10 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

Experience… BUSINESS WHEN TIME AND DISTANCE BECOME MEANINGLESS In today’s fast-paced digital world of business, the ability to communicate and access information anytime, anyplace is a competitive advantage that business professionals look to Rogers to provide. Rogers helps businesses define how to win in the digital world and ensures the information that drives commerce forward is always on hand. Rogers provides a single reliable source for advanced business-focused voice, Internet and data networking solutions designed specifically for the most demanding of wireless and wired commercial requirements. Businesses across Canada rely on Rogers for its national wireless network, world-leading LTE technology, seamless global connectivity, and the broadest array of wireless applications and devices, because they know that their mobility and remote connectivity needs are always covered with the most advanced solutions available. Because Rogers knows how businesses work, we also offer an array of specifically designed plans and options that allow users to share buckets of voice and data, connect directly with team members, establish wireless backup for point-of-sale and other systems, and roam frequently with cost certainty. For hundreds of thousands of smaller businesses located in and around Rogers’ cable footprint, Rogers offers a compelling set of wired telephony and Internet solutions that provide enterprise-grade dependability and value. With voice, data, hosting and online security solutions built specifically for business, Rogers provides a single reliable source for innovative, dependable communications solutions that are backed up by around-the-clock live agent support. Larger enterprises also increasingly rely on Rogers to deliver corporate-critical voice, Internet and data networking solutions across its fibre optic network that connects thousands of commercial and municipal buildings. These next generation on-net services for enterprise customers are backed by dedicated, around-the-clock support and connectivity to Rogers’ high-speed national fibre optic backbone that provides redundancy as well as seamless connectivity into the United States and Europe. Businesses across Canada also connect with customers through Rogers’ leading broadcast and print media brands as their one-stop solution for all their local and national radio, television, online and print advertising needs. WIRELESS VOICE & DATA BUSINESS TELEPHONY ADVERTISING MEDIA SOLUTIONS MOBILE INTERNET & E- MAIL VIRTUAL OFFICE VIDEO CONFERENCING BUSINESS IP SOLUTIONS DATA NETWORKING 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

Experience… INNOVATION AT THE SPEED OF LIFE Innovation and a drive to be first to deliver the most advanced communications and entertainment services available is at the very core of what Rogers stands for. As one of the first carriers in the world to offer the communications “quadruple play” of wireless, television, Internet and telephony services over its own networks, few have more experience or success in enabling subscribers to seamlessly shift their experience across screens. Canadians know to expect the fastest, coolest and most innovative technology and services from Rogers. With the combination of our advanced next generation national wireless network, our powerful broadband cable infrastructure connecting millions of homes, and our array of category-leading media assets, Rogers is in a unique position to continue to define how Canadians connect. Rogers has a long history of firsts, including the first cellular call in Canada, the first high-speed cable modem service in the world, the first digital cellular network in North America, the nation’s first video on-demand service, Canada’s first HSPA and LTE networks, and many more. Recently, Rogers launched another first with its One Number service that enables customers to switch calls among their wireless device, computer, and home phone without interruption; manage e-mails, text messages and voicemail; hold live video chats; and combine and sync contacts from across multiple devices. And Rogers’ new Smart Home Monitoring service provides a complete monitoring, automation and security solution featuring the most innovative technology and features available anywhere in Canada, so customers can monitor, control and receive alerts by smartphone, staying connected to their home from almost anywhere. Rogers continues to lead the way, introducing wireless and broadband technologies and services that fundamentally change the way customers stay in touch, informed and entertained – at home, at work and on the go – with the fastest speeds, hottest devices and most innovative applications. Whether we’re deploying Canada’s first next generation LTE wireless networks and services, turbo-charging the broadband pipe into homes and businesses with DOCSIS cable technology, or opening up the world of digital media, Canadians know there’s one thing to be certain of – if they’re with Rogers, they’ll never miss a thing. LEADING NEXT GENERATION NETWORKS MACHINE-TO-MACHINE COMMUNICATIONS MOBILE COMMERCE DIGITAL MEDIA MOBILE TELEVISION HOME AUTOMATION ADVANCED IP SOLUTIONS CONVERGED WIRELESS/ WIRELINE 12 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

FAST
DOWNLOAD
FREEDOM
LIFESTYLE
INSPIRE
STUNNING
TUNES
BREATHTAKING
SEAMLESS
NEXT
FREEDOM
EXCITING
ANYPLACE

2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

ROGERS
Youth Fund
EFFICIENT
RECYCLE
SUPPORT
ART
DONATE
LEAD
REDUCE
SUSTAIN
SOURCE
CULTURE
EDUCATE
LEARN
RESPONSIBLE
CARE
REDUCE

14 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

14 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

Experience… A CARING, SUSTAINABLE APPROACH Rogers is committed to a broad array of community and sustainability initiatives, and is an Imagine Canada Caring Company, committing at least 1% of net earnings before taxes annually to charities and non-profit organizations through cash and in-kind donations. As one of Canada’s largest employers, caring for and giving back to our communities is vital. We support programs that are dedicated to keeping children and families nourished, safe and active – children’s education and sports, the recovery of lost children, local food banks and community safety. Over the past year we have proudly introduced Rogers Youth Fund, a corporate initiative that supports and empowers at-risk Canadian youth through education. This represents Rogers‘ national commitment to help Canada’s youth overcome barriers to education, inspiring them to succeed in the classroom and beyond through an innovative range of educational programs that provide academic support, including after-school homework clubs, tutoring and mentoring programs, alternative schooling, and other essential tools. We also sponsor a range of community events in support of organizations such as the Toronto Hospital for Sick Children, Easter Seals and many more. Our 39 Rogers TV cable stations produce thousands of hours of local programming involving over 29,000 community groups, donating coverage of local charitable events as well as advertising resources. And we sponsor a variety of arts and culture initiatives that highlight Canada’s artistic talent through our support of art galleries, film and television festivals, and literary awards. As a particularly large purchaser of electronics and paper, we pay special attention to minimizing potential environmental issues. In the procurement supply chain, Rogers continually works with its partners through its agreements, relationships and code of conduct to ensure the adherence to, and enhancement of, sound sourcing, production and recycling standards. And, as a service provider to millions of customers each month, we’ve been an early and strong proponent of driving the adoption of paperless electronic billing. Our objective is simple – to ensure the responsible, efficient use of natural resources while reducing environmental impacts and ensuring regulatory compliance wherever we and our partners operate. We also measure our own carbon footprint and undertake initiatives to reduce our greenhouse emissions where possible. For a complete description of Rogers’ corporate social responsibility (CSR) vision, priorities, strategy and results, go to rogers.com/csr. YOUTH EDUCATION LOCAL SHELTERS & FOOD BANKS COMMUNITY TELEVISION ARTS & CULTURE ENVIRONMENTAL STEWARDSHIP SUPPLIER CODE OF CONDUCT RESPONSIBLE SOURCING WIRELESS DEVICE RECYCLING 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

Corporate Governance

CHAIR MEMBER BOARD OF DIRECTORS AND ITS COMMITTEES

AS OF FEBRUARY 14, 2013

AUDIT CORPORATE NOMINATING COMPENSATION EXECUTIVE FINANCE PENSION GOVERNANCE

Alan D. Horn, CA Peter C. Godsoe, O.C., O. Ont. C. William D. Birchall Stephen A. Burch John H. Clappison, FCA Thomas I. Hull Philip B. Lind, CM John A. MacDonald Isabelle Marcoux Nadir H. Mohamed, FCA The Hon. David R. Peterson, PC, QC Edward S. Rogers Loretta A. Rogers Martha L. Rogers Melinda M. Rogers Dr. Charles Sirois John H. Tory, O. Ont.

Rogers Communications’ Board of Directors is strongly committed to including our complete statement of Corporate Governance practices, sound corporate governance and continually reviews its governance our codes of conduct and ethics, full committee charters and Board practices and benchmarks them against acknowledged leaders and member biographies – easily available in the Corporate Governance evolving legislation. We are a family-founded-and-controlled company section within the Investor Relations section of rogers.com. Also in and take pride in our proactive and disciplined approach towards the Corporate Governance portion of our website, you will find a ensuring that Rogers’ governance structures and practices are deserving summary of the differences between the NYSE corporate governance of the confidence of the public capital markets. rules applicable to U.S.-based companies and our governance practices as a non-U.S.-based issuer that is listed on the NYSE.

With the December 2008 passing of Company founder and CEO

Ted Rogers, his voting control of Rogers Communications passed to The audit Committee reviews the Company’s accounting policies and a trust of which members of the Rogers family are beneficiaries. practices, the integrity of the Company’s financial reporting processes This trust holds voting control of Rogers Communications for the and procedures, and the financial statements and other relevant public benefit of successive generations of the Rogers family. disclosures to be provided to the public. The Committee also assists the Board in its oversight of the Company’s compliance with legal and As substantial stakeholders, the Rogers family is represented on our regulatory requirements relating to financial reporting and assesses the Board and brings a long-term commitment to oversight and value systems of internal accounting, financial controls, risk management creation. At the same time, we benefit from having outside Directors and the qualifications, independence and work of external auditors who are experienced North American business leaders. and internal auditors.

The Rogers Communications Board believes that the Company’s

The Corporate Governance Committee assists and makes governance and risk management systems are effective and that recommendations to the Board to ensure the Board of Directors has there are appropriate structures and procedures in place. developed appropriate systems and procedures to enable the Board The composition of our Board and structure of its various committees to exercise and discharge its responsibilities. To carry this out, the are outlined in the table above and on the following page. As well, we Corporate Governance Committee assists the Board in developing, make detailed information on our governance structures and practices – recommending and establishing corporate governance policies and practices and leads the Board in its periodic review of the performance of the Board and its committees.

16 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

“Rogers has long benefited from strong, independent voices and Directors in the boardroom and sound governance structures, which ensure that their influence is real. The structure of our Board is very much intended to ensure that the Directors and management act in the interests of all Rogers shareholders – an approach that has helped ensure the continuance of strong, independent, family-founded Canadian companies.” PETER C. GODSOE, OC LEAD DIRECTOR ROGERS COMMUNICATIONS INC. “Over the years, the Canadian economy has benefited greatly from family-founded-and-controlled companies that are able to take a longer-term view of investment horizons and general business management. At Rogers, we have successfully overlaid disciplined corporate governance processes that strike a healthy balance of being supportive of the business’s continued success, making business sense, and benefiting all shareholders.” ALAN D. HORN, CA CHAIRMAN OF THE BOARD ROGERS COMMUNICATIONS INC. The Nominating Committee identifies prospective Director nominees for election by the shareholders and for appointment by the Board and also recommends nominees for each committee of the Board, including each committee’s Chair. The Compensation Committee assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. The Committee is responsible for recommending senior management compensation and for monitoring succession planning with respect to senior executives. The Executive Committee assists the Board in discharging its responsibilities in the intervals between meetings of the Board, including to act in such areas as specifically designated and authorized at a preceding meeting of the Board and to consider matters concerning the Company that may arise from time to time. The Finance Committee reviews and reports to the Board on matters relating to the Company’s investment strategies and general debt and equity structure. The Pension Committee supervises the administration of the Company’s pension plans and reviews the provisions and investment performance of the Company’s pension plans. ROGERS GOOD GOVERNANCE PRACTICES Separation of CEO & Chairman Roles Independent Lead Director Formal Corporate Governance Policy & Charters Code of Business Conduct & Whistleblower Hotline Director Share Ownership Guidelines Board & Committee In Camera Discussions Annual Reviews of Board & Director Performance Audit Committee Meetings with Internal & External Auditors Orientation Program for New Directors Regular Board Education Sessions Committee Authority to Retain Independent Advisors Director Material Relationship Standards For a complete description of Rogers’ corporate governance structure and practices, biographical information of our Directors and copies of our annual information circular and proxy, go to rogers.com/governance 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 17

DIRECTORS OF ROGERS COMMUNICATIONS INC. AS OF FEBRUARY 14, 2013 DIRECTORS 1 Alan D. Horn, CA Chairman, President and Chief Executive Officer, Rogers Telecommunications Ltd. 2 Peter C. Godsoe, O.C., O. Ont. Lead Director, Company Director 14 Nadir H. Mohamed, FCA* President and Chief Executive Officer, Rogers Communications 3 Charles William David Birchall Vice Chairman, Barrick Gold Corporation 4 Stephen A. Burch Chairman, University of Maryland Medical Systems 5 John H. Clappison, FCA Company Director 6 Thomas I. Hull Chairman and Chief Executive Officer, The Hull Group of Companies 21 Philip B. Lind, CM* Executive Vice President, Regulatory and Vice Chairman, Rogers Communications 7 John A. MacDonald Company Director 8 Isabelle Marcoux Chair, Transcontinental Inc. 9 The Hon. David R. Peterson, PC, QC Senior Partner and Chairman, Cassels Brock & Blackwell LLP 18 Edward S. Rogers* Deputy Chairman and Executive Vice President, Emerging Business, Corporate Development, Rogers Communications 10 Loretta A. Rogers Company Director 11 Martha L. Rogers Doctor of Naturopathic Medicine 24 Melinda M. Rogers* Senior Vice President, Strategy and Development, Rogers Communications 12 Dr. Charles Sirois Chief Executive Officer, Telesystem Ltd. 13 John H. Tory, O. Ont. Company Director * Management Directors are pictured on the following page. 18 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

SENIOR EXECUTIVE OFFICERS OF ROGERS COMMUNICATIONS INC. AS OF FEBRUARY 14, 2013 SENIOR EXECUTIVE OFFICERS 14 Nadir H. Mohamed, FCA President and Chief Executive Officer 15 Robert W. Bruce President, Communications Division 16 Keith W. Pelley President, Rogers Media 17 Anthony Staffieri, FCA Executive Vice President and Chief Financial Officer 18 Edward S. Rogers Deputy Chairman and Executive Vice President, Emerging Business, Corporate Development 19 Robert F. Berner Executive Vice President, Network and Chief Technology Officer 20 Linda P. Jojo Executive Vice President, Information Technology and Chief Information Officer 21 Philip B. Lind, CM Executive Vice President, Regulatory and Vice Chairman 22 David P. Miller Senior Vice President, Legal and General Counsel 23 Jim M. Reid Senior Vice President, Human Resources and Chief Human Resources Officer 24 Melinda M. Rogers Senior Vice President, Strategy and Development 25 Terrie L. Tweddle Vice President, Corporate Communications For detailed biographical information of Rogers’ Directors and Executive Officers, go to rogers.com/governance 2012 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 19 14 15 16 17 18 19 20 21 22 23 24 25

WHY INVEST IN ROGERS Rogers communications, has excellent positions in growing markets, powerful brands that stand for innovation, proven management, a long record of driving growth and shareholder value, and the financial strength to continue to deliver long-term growth. LEADER IN CANADIAN COMMUNICATIONS INDUSTRY MUST-HAVE PRODUCTS AND SERVICES CATEGORY-LEADING MEDIA ASSETS Canada’s largest wireless carrier and a leading cable television provider, offering a “quadruple play” of wireless, television, Internet and telephony services to consumers and businesses. A leading provider of communications and entertainment products and services that are increasingly utilized and becoming integrated and necessities in today’s world. Unique and complementary collection of leading broadcast radio and television, specialty TV, sports entertainment, publishing and digital media assets. SUPERIOR ASSET MIX TERRIFIC FRANCHISES AND POWERFUL BRANDS LEADING NETWORKS AND INNOVATIVE PRODUCTS Majority of revenue and cash flow is generated from wireless and broadband services, the fastest growing segments of the communications industry. Strong franchises with nationally recognized and highly respected brands that stand solidly in Canada for innovation, entrepreneurial spirit, choice and value. Leading wireless and broadband network platforms that deliver the most innovative communications, information and entertainment services. PROVEN LEADERSHIP AND ENGAGED EMPLOYEE BASE FINANCIAL STRENGTH AND FLEXIBLITY HEALTHY LIQUIDITY AND GROWING DIVIDENDS Experienced, performance-oriented management and operating teams with solid industry expertise, supported by the spirit of innovation and an entrepreneurial culture. Financially strong with an investment grade balance sheet, conservative debt leverage, significant available liquidity and no material near-term debt maturities. RCI common stock actively trades on the TSX and NYSE, with average daily trading volume of approximately 1.5 million shares. Each share pays an annualized dividend of $1.74 per share in 2013. ANNUALIZED DIVIDENDS PER SHARE: 2007–2012 $1.58 $1.42 $1.28 $1.16 $1.00 $0.50 2007 2008 2009 2010 2011 2012 ADJUSTED NET INCOME AND EARNINGS PER SHARE ADJUSTED NET INCOME ($ IN BILLIONS) $3.43 $3.17 ADJUSTED EARNINGS PER SHARE $2.94 $2.53 $1.99 $1.66 $1.8 $1.6 $1.7 $1.7 $1.3 $1.1 2007 2008 2009 2010 2011 2012 20 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

FINANCIAL SECTION CONTENTS

22	MANAGEMENT’S DISCUSSION AND ANALYSIS

	23	Executive Summary
		24	2012 Financial Highlights
		24	Consolidated Operating Highlights and Other Significant Developments in 2012

	26	Corporate Overview
		26	Our Business
		28	Our Network Capabilities
		29	Our Strategy
		31	2012 Performance Against Targets
		32	2013 Financial Outlook and Targets

	32	Financial and Operating Results
		33	Consolidated Financial Results
		34	Segment Review
		34	Wireless
		38	Cable
		41	RBS
		43	Media
		44	Corporate
		45	Consolidated Analysis
		47	Additions to PP&E
		48	Employees
		49	Summary of Quarterly Results and Key Performance Indicators

	51	Consolidated Liquidity and Financing
		51	Liquidity and Capital Resources
		54	Dividends on RCI Equity Securities
		54	Interest Rate and Foreign Exchange Management
		55	Outstanding Common Share Data
		56	Commitments and Other Contractual Obligations
		56	Off-Balance Sheet Arrangements

	57	Operating Environment
		57	Government Regulation and Regulatory Developments
		58	Wireless Regulation and Regulatory Developments
		59	Cable Regulation and Regulatory Developments
		59	Media Regulation and Regulatory Developments
		60	Competition in our Businesses
		61	Corporate Governance
		62	Corporate Social Responsibility
		63	Enterprise Risk Management
		63	Risks and Uncertainties Affecting Our Business

	68	Accounting Policies
		68	Critical Accounting Estimates
		69	New Accounting Standards
		70	Recent Accounting Pronouncements

71	Additional Financial Information
	71	Related Party Transactions
	72	Five-Year Summary of Consolidated Financial Results
	73	Controls and Procedures
	73	Key Performance Indicators and Non-GAAP Measures
	77	Summary of Financial Results of Long-Term Debt Guarantors

78	Glossary of Selected Terms
	78	Glossary

81	MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
81	INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
82	CONSOLIDATED STATEMENTS OF INCOME
83	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
84	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
85	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
86	CONSOLIDATED STATEMENTS OF CASH FLOWS
87	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	87	Note 1: Nature of the Business
	87	Note 2: Significant Accounting Policies
	94	Note 3: Segmented Information
	95	Note 4: Operating Costs
	95	Note 5: Finance Costs
	95	Note 6: Discontinued Operations
	95	Note 7: Business Combinations and Divestitures
	96	Note 8: Integration, Restructuring and Acquisition Costs
	97	Note 9: Income Taxes
	98	Note 10: Earnings per Share
	98	Note 11: Other Current Assets
	98	Note 12: Property, Plant and Equipment
	99	Note 13: Goodwill and Intangible Assets
	101	Note 14: Investments
	101	Note 15: Other Long-Term Assets
	101	Note 16: Provisions
	102	Note 17: Long-Term Debt
	103	Note 18: Capital Risk Management
	103	Note 19: Financial Risk Management and Financial Instruments
	107	Note 20: Other Long-Term Liabilities
	107	Note 21: Pensions
	109	Note 22: Shareholders’ Equity
	110	Note 23: Stock Options, Share Units and Share Purchase Plans
	111	Note 24: Related Party Transactions
	112	Note 25: Guarantees
	113	Note 26: Commitments and Contingent Liabilities
	114	Note 27: Subsequent Events

116	CORPORATE AND SHAREHOLDER INFORMATION

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    21

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2012

In this Management’s Discussion and Analysis (“MD&A”), we include the results of operations of Rogers Communications and its subsidiaries. The terms “we”, “us”, “our”, “Rogers”, “Rogers Communications” and “the Company” refer to Rogers Communications Inc. and our subsidiaries. “RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries. We refer to and report the results of our operations in four segments as follows:

•	“Wireless”, which refers to our wireless communications operations, carried on by our wholly owned subsidiary Rogers Communications Partnership (“RCP”);

•	“Cable”, which refers to our cable communications operations, including cable television, Internet and cable telephony, carried on by RCP;

•

“Business Solutions” (“RBS”), which refers to our operations that offer wired telephony, data networking and IP services for Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers, carried on by RCP; and

•

“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the City television network, the Sportsnet, Sportsnet ONE, Sportsnet World television networks, The Shopping Channel, the OMNI television stations, Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), G4 Canada, FX (Canada), and CityNews Channel; Digital Media, which provides digital advertising solutions to various websites; Rogers Publishing, which produces more than 50 consumer magazines and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

This MD&A should be read in conjunction with our 2012 Audited Consolidated Financial Statements and Notes. The following financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is expressed in Canadian dollars, unless otherwise stated. This MD&A is current as of February 14, 2013 and was approved by the Board of Directors.

Throughout this MD&A, all percentage changes are calculated using the rounded numbers as they appear in the tables. Charts, graphs and diagrams are included for ease of reference only and do not form part of management’s discussion and analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS, RISKS AND ASSUMPTIONS

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things, our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property, plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”,

“assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance” and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied but may prove to be incorrect, including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions, and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity, and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the “Operating Environment” section of this MD&A, including the sections titled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments”. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers by e-mailing a request to investor.relations@rci.rogers.com.

22    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

ADDITIONAL INFORMATION

Additional information relating to Rogers, including our Information Circular, Annual Information Form, and discussions of our 2012 quarterly results, may be found online at rogers.com/investors, sedar.com or sec.gov. Information contained in or connected to these websites are not a part of and not incorporated into this MD&A. Additional information on Rogers’ corporate social responsibility reporting and corporate governance, along with a glossary of communications and media industry terms, can also be found at rogers.com/investors.

1.	EXECUTIVE SUMMARY

We are one of Canada’s leading diversified communications and media companies. Through our four operating segments – Wireless, Cable, RBS and Media – we provide a broad range of services: wireless and wired voice and data communications, cable television, high-speed Internet, telephony, wired telecom and data networking services to businesses. We are also active in television and radio broadcasting, televised shopping, sports entertainment, digital media, and consumer, trade and professional publications. Almost all of our operations and sales are in Canada, supported by a highly skilled and diversified workforce approximately 24,500 employees strong.

The Canadian telecommunications and media industries are both subject to various regulatory controls and competitive dynamics as discussed later in this MD&A. Over the past few years, the industry has seen a shift toward vertical integration, a migration to next generation wireless technologies and innovations to deliver telecommunications services and premium media content across both traditional and newly developed platforms. We continue to evolve our corporate strategy to thrive in this operating environment by focusing on growing areas of our business, including wireless data revenue and smartphone penetration, and offering products and services aligned with transforming consumer demands.

We continue to focus on innovation to meet the changing needs and desires of our customers as technology evolves. We are committed to providing customers with ground-breaking solutions and state-of-the-art products at home and for businesses. We put the newest and fastest Wireless technology available in the hands of our customers with the expansion of our LTE network, created advanced conversion of television and Internet experiences with Nextbox 2.0 and Rogers Anyplace TV, made significant investments to our Cable network to deliver the fastest Internet speeds available, offered more next-generation IP based solutions to our enterprise customers. In addition, we completed the joint acquisition of 37.5% of Maple Leaf Sports & Entertainment to further enhancing our sports content offerings.

Our strategy requires continued capital investments and innovative service offerings to maintain our industry leadership and continue to be the first in Canada to deliver seamless, easy-to-use and reliable end-to-end supported experiences to our customers.

At Wireless, in 2012, strong data service growth and ongoing increases to our subscriber base, resulted in revenue growth of 2% year over year. Wireless activated nearly 2.9 million smartphones, bringing smartphone penetration to 69% of the postpaid subscriber base.

To drive future growth opportunities aligned with consumer demand for advanced mobile data applications, together with the Canadian Imperial Bank of Commerce (“CIBC”), we launched Canada’s first mobile payment solution. It allows consumers to pay for purchases with their CIBC credit card using a compatible Rogers NFC-enabled smartphone. This is one of the first solutions of its kind anywhere in the world.

At Cable, in 2012, revenue was positively impacted by growth to our Internet subscriber base, which was partially offset by market declines. The increase in Cable revenue reflects our mix of promotional programs designed to encourage movement of cable and Internet subscribers to term contracts and higher-end tiers.

Cable demonstrated its commitment to bringing leading Internet experiences to Canadians by increasing speeds across approximately 90% of its footprint, including doubling the speed of our Ultimate tier to 150 Mbps and unveiling NextBox 2.0 and Rogers anyplace TV Home edition application for tablets providing a seamless converged TV and Internet experience.

At RBS, in 2012, 27% growth of next-generation revenue was offset by a 32% planned decline in legacy revenue for an overall decline in RBS revenue of 13%. The shift to higher margin next-generation IP services enabled RBS to generate 3% growth in adjusted operating profit. Focusing on the higher margin IP services, RBS launched a new SIP Trunking voice solution for its enterprise customers.

At Media, in 2012, revenue increased modestly from 2011, primarily driven by growth in our sports properties. Media experienced a continued weakness in the advertising sales market that stemmed from economic softness and shifting trends in advertiser spending.

Media made further investments in first-class content offerings, purchasing theScore television network and completing several off-season all-star calibre player acquisitions at the Blue Jays, to be positioned to monetize on future changes in the economic environment.

We have a healthy balance sheet from both a leverage and a liquidity perspective. With an investment grade rating for the year ended December 31, 2012, our debt-to-adjusted-operating-profit ratio is 2.3 times and we have available liquidity of $3.1 billion, with $213 million in cash, $900 million available through our new accounts receivable securitization program, and all of our $2.0 billion fully committed multi-year bank credit facility available at December 31, 2012.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

2012 FINANCIAL HIGHLIGHTS

Years ended December 31, (In millions of dollars, except per share amounts)	2012	2011	% Chg
Consolidated
Revenue	$12,486	$12,346	1
Adjusted operating profit(1)	4,834	4,739	2
Adjusted operating profit margin(1)	38.7%	38.4%

Net income from continuing operations	1,732	1,590	9
Adjusted net income(1)	1,788	1,736	3
Diluted earnings per share - continuing operations	3.32	2.91	14
Adjusted diluted earnings per share(1)	3.43	3.17	8

Pre-tax free cash flow(1)	2,029	1,973	3
After-tax free cash flow(1)	1,649	1,874	(12)
Wireless
Revenue	$7,280	$7,138	2
Adjusted operating profit(1)	3,063	3,036	1
Adjusted operating profit margin as a% of network revenue(1)	45.6%	46.0%
Cable
Revenue	$3,358	$3,309	1
Adjusted operating profit(1)	1,605	1,549	4
Adjusted operating profit margin(1)	47.8%	46.8%
RBS
Revenue	$351	$405	(13)
Adjusted operating profit(1)	89	86	3
Media
Revenue	$1,620	$1,611	1
Adjusted operating profit(1)	190	180	6

(1)

As defined. See the section “Key Performance Indicators and Non-GAAP Measures”. Non-GAAP measures should not be considered as a substitute or alternative for operating income, net income or earnings per share in each case determined in accordance with IFRS.

CONSOLIDATED OPERATING HIGHLIGHTS AND OTHER SIGNIFICANT DEVELOPMENTS IN 2012

In 2012, we continued to focus on achieving our strategic objectives. The following operating highlights are on a consolidated basis. Detailed operating highlights for each of our business segments are provided in their respective sections later in this MD&A.

•

Generated moderate revenue growth of 2% in the Wireless segment, 1% in the Cable segment and 1% in the Media segment, with consolidated annual revenue increase of 1% led by strong data revenue increases at Wireless and Internet revenue increases at Cable. Adjusted operating profit rose 2% to $4,834 million, with adjusted operating profit margins of 39% resulting from revenue increase and cost efficiencies.

•	Revenues from wireless data services increased 17% to $2,722 million, from $2,325 million in 2011.

•	Postpaid wireless subscriber growth continued with net additions of 268,000.

•

Cable grew high-speed Internet subscribers by 71,000 and cable telephony lines by 22,000, while basic television and digital cable households decreased by 83,000 and 9,000, respectively compared to 2011.

•

Increased pre-tax free cash flow, defined as adjusted operating profit less property, plant and equipment (“PP&E”) expenditures, and interest on long-term debt (net of capitalization), by 3% from 2011 levels to $2 billion due to a 2% increase in adjusted operating profit offset by modestly higher PP&E expenditures.

•

Completed the joint acquisition of a net 75% equity interest in Maple Leaf & Sports Entertainment (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies which owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other real estate and entertainment assets. Rogers’ net cash investment was $540 million, representing a 37.5% equity interest in MLSE.

24    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

•

Increased the annualized dividend rate by 11% from $1.42 to $1.58 per Class A Voting and Class B Non-Voting share in February 2012, paying out $803 million in dividends during 2012. Also, purchased for cancellation 9.6 million Class B Non-Voting shares for $350 million, returning $1,153 million to shareholders during the year.

•

Issued $1.1 billion of debt securities consisting of $500 million of 3.0% Senior Notes due 2017 and $600 million of 4.0% Senior Notes due 2022. The net proceeds from the offering were used to repay amounts outstanding under Rogers’ bank credit facility and for general corporate purposes, including funding Rogers’ investment in MLSE.

•

Entered into an accounts receivable securitization program on December 31, 2012, further supplementing our liquidity and sources of secured funding by up to $900 million and the initial funding was received on January 14, 2013, subsequent to the 2012 year-end.

•

Entered into a new, five-year $2.0 billion syndicated bank credit facility that will mature in July 2017. It replaces Rogers’ prior bank credit facility that was scheduled to expire in July 2013. At December 31, 2012, there were no advances outstanding under the bank credit facility which, together with our cash and cash equivalents and the committed funding available under the accounts receivable securitization program, provided for $3.1 billion of available liquidity.

•

In February 2013, Rogers’ Board of Directors approved an increase of 10% in the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting share, effective immediately, to be paid in quarterly amounts of $0.435. In addition, the Board has approved a renewed share buyback program for the repurchase of up to $500 million of RCI shares on the open market over the following twelve months.

•

On January 14, 2013, we announced a multipart strategic transaction with Shaw Communications (“Shaw”) to acquire Shaw’s cable system in Hamilton, Ontario and secure an option to purchase Shaw’s Advanced Wireless Service (“AWS”) spectrum holdings in 2014. We will also sell to Shaw our one-third interest in specialty channel TVtropolis and enter into negotiations for the provision of certain services in Western Canada. Rogers’ net cash investment is expected to total approximately $700 million if all aspects of the transactions are approved.

•

On February 14, 2013, we announced that the Company’s President and Chief Executive Officer, Nadir Mohamed, has decided to retire in January 2014. Mr. Mohamed has agreed to work with the Board of Directors to ensure a seamless and orderly transition and to continue to lead the company in 2013. The Board of Directors will appoint a search committee and select a search firm to begin an international search.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.	CORPORATE OVERVIEW

OUR BUSINESS

Established in 1960, Rogers is one of Canada’s leading diversified communications and media companies. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI). The following chart illustrates our primary operating segments:

We report our 2012 results by our four lines of business – Wireless, Cable, RBS and Media – which reflects how we manage our operations and measure our performance.

The following is an overview of our products and services in the four segments:

WIRELESS

Wireless Business

Wireless is Canada’s largest wireless communications service provider, with approximately 9.4 million subscribers, representing approximately 34% share of the Canadian wireless market as of December 31, 2012. Wireless operates on the Global System for Mobile communications/High-Speed Packet Access Plus/Long-Term Evolution (“GSM/HSPA+/LTE”) wireless network technology platforms. Wireless is the Canadian leader in the deployment of innovative new wireless network technologies, devices and services, including being the first in Canada to deploy an LTE ultra high speed network that now reaches roughly 60% of the Canadian population. This, combined with roaming agreements with international carriers in more than 200 other countries, helps ensure that Wireless’ customers have one of the broadest reaches of network coverage.

Wireless Products and Services

Wireless offers voice and high-speed data services, as well as mobile devices and accessories across Canada. Services are available under either postpaid or prepaid options. Wireless’ networks provide customers with advanced high-speed wireless data services. Wireless markets and sells its services and products under the Rogers, Fido and chatr brands. An extensive distribution network across Canada includes an independent dealer network, Company-owned Rogers stores, Fido and chatr retail stores, major retail chains and convenience stores. Wireless also offers many of its services and

26    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

products on the rogers.com, fido.ca and chatrwireless.com e-business websites and through call centres and outbound telemarketing.

CABLE

Cable Business

Cable is one of Canada’s largest providers of cable television and high-speed Internet access. As of December 31, 2012, Cable had 2.2 million television subscribers, representing approximately 31% of all cable television subscribers in Canada, and 1.9 million high-speed Internet subscribers. Cable is also an alternative to the traditional telephone companies, providing home phone services to approximately 1.1 million customers under the Rogers Home Phone brand.

During the second quarter of 2012, we completed the closure of our Video store operations, which had offered DVD and video game rentals and sales in many of our corporate-owned retail locations. Accordingly, our consolidated results no longer include our Video business and the results of that business are now treated as discontinued operations for accounting and reporting purposes. Current and prior period results have been restated to reflect this change.

Cable Products and Services

Cable offers a richly featured and highly competitive digital video offering, including a comprehensive range of television programming and advanced features like HDTV. Rogers Anyplace TV, Canada’s first online destination for specialty TV programming, movies, sports and web-only extras, is offered to all Rogers customers across Canada, with Cable customers getting additional access to specialty and movie content based on their cable subscription. This service allows Cable subscribers to access TV programming online and for users to rent and stream new releases and an extensive library of titles online on an à la carte basis, all of which can be accessed via most Internet-connected computers, tablets and smartphones.

Cable also offers Internet services with multiple tiers of high-speed broadband, differentiated principally by bandwidth capabilities and monthly usage allowances. Rogers Home Phone is our voice telephony service for residences and small businesses. A variety of packages include competitive features such as caller ID, voice-mail and three-way calling, in addition to long-distance service.

Cable markets and sells its services and products through Rogers-owned retail stores, Rogers authorized dealers and an extensive network of third party retail locations across its network footprint. These stores provide customers with a single, direct channel that features Rogers’ wireless and cable products and services. Other distribution channels include rogers.com, call centres, outbound telemarketing, and door-to door agents.

RBS

RBS Business

RBS provides business telecom, data networking and Internet protocol (“IP”) solutions to medium and large enterprises, the public sector and carrier market segments. This dedicated, enterprise-focused unit delivers leading-edge communications services to Canadian businesses principally in and around Rogers’ Cable service territories. As at December 31, 2012, RBS serves over 5,500 on-net fibre connected buildings, a growth of 4% over the previous year. In addition, RBS’ fibre passes adjacent to an additional 17,600 near-net buildings.

RBS Products and Services

RBS provides voice, data, IP and Ethernet solutions to small, medium and large businesses, governments and financial institutions. RBS offers a comprehensive multi-service suite of next generation services over an extensive national high-speed fiber, cable and wireless network backbone. Services are sold through a direct enterprise sales force, wholesale carrier network services team and third-party channel partners. Contracts for services are typically signed with customers on 1 to 5 year terms.

Optical Wave, Internet, Ethernet and Multi-Protocol Label Switching (“MPLS”) services are all marketed under the RBS brand. These services provide scalable and secure Metro and Wide Area private networking that enable and interconnect critical business applications for businesses that have one or multiple offices, data centres or points of presence (as well as cloud applications) across Canada. RBS services are backed by comprehensive Service Level Agreements. Recent RBS product offerings include innovative offerings such as Ethernet over Cable, SIP (“Session Initiated Protocol”) Trunking and cloud based Virtual Contact Centre.

All RBS services are deployed over a multiservice customer access devices that allow customers to scale and add services such as Private Networking, Internet, IP Voice (SIP) and Cloud solutions that seamlessly scale to address increasing demands of today’s real-time business applications.

MEDIA

Media Business

Media is Canada’s premier combination of category-leading television and radio broadcasting, televised shopping, sports entertainment, publishing and digital media properties. Media operates:

•	55 radio stations across Canada;

•	Several television properties, including the City network, five multicultural OMNI stations, Sportsnet, specialty sports television services and a number of other specialty channels;

•	The Shopping Channel, Canada’s only nationally televised shopping service;

•	The Toronto Blue Jays Baseball Club;

•	Rogers Centre, Canada’s largest sports and entertainment facility; and

•	More than 50 well-known consumer magazines and trade and professional publications.

Media Products and Services

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Media offers a diverse portfolio of products and services in five key areas:

•	Radio

Media’s Broadcasting Group operates 55 radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News, Sportsnet 590 The FAN, KISS 92.5, JACK FM and SONiC.

•	Television

Media’s Broadcasting Group also operates a number of conventional and specialty television stations, including:

•	City network, which together with affiliated stations, has a distribution to approximately 80% of Canadian households;

•	OMNI multicultural television stations;

•	Specialty channels that include Outdoor Life Network, The Biography Channel (Canada), G4 Canada, FX (Canada), and CityNews Channel;

•	Sportsnet, featuring Sportsnet One, Sportsnet World, and Sportsnet HD; and

•	The Shopping Channel, Canada’s only national televised shopping channel with a significant and growing portion of its revenues generated from online sales.

•	Publishing

Media’s publishing division (“Publishing”) produces more than 50 publications – including many well-known consumer magazines such as Maclean’s, Chatelaine, Flare, Hello! Canada and Canadian Business – and is a leading publisher of marketing, medical, financial and trade publications. Publishing also has a broad digital presence with a number of online publications and continues to extend its content through new platforms.

•	Digital Media

To support and grow the above noted aspects of the portfolio, Media has also invested significantly in digital media properties, achieving a more than 100% year-over-year increase in unique visitors, making it one of the fastest-growing Canadian networks. Media is committed to growing its digital media presence by extending audience engagement across online and mobile platforms through investments in user experience and content, delivering advertising solutions for our clients, and investing in e-commerce.

•	Sports Entertainment

Media’s Sports Entertainment division comprises Canada’s only Major League Baseball team, the Toronto Blue Jays, as well as the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games and other professional league games, concerts, trade shows and special events.

OUR NETWORK CAPABILITIES

Our strategy is to provide long-term value to customers and shareholders by always being first in Canada to bring seamless, easy-to-use and reliable end-to-end supported experiences that leverage our network, content and assets. Our networks are critical to achieving this strategy.

For a glossary of industry and technology terms to complement the following discussion, see the section “Glossary of Selected Terms” at the end of this MD&A.

Wireless Networks and Spectrum

Wireless has one of the most extensive and advanced independent wireless networks in Canada.

In recent years, Rogers has embarked upon a strategic transformation to create an infrastructure that is all IP for all of our services. Advances in technology have transformed the way Rogers’ customers interact and how they use the variety of tools that are available to them in their personal and professional lives. In addition, technology has also changed the way businesses operate.

Wireless has invested in several areas to serve the changing needs of its customers. Wireless network nodes are interconnected using fibre-optic and broadband microwave transmission. New technologies have been deployed to enable unique new services, such as Rogers One Number, which makes wireless services available to subscribers on their computer, tablet, smartphone or home phone. Users enjoy the same services and features across the coverage area, thanks to the seamless integrated nature of the Rogers network and those of its roaming partners.

The network currently provides national coverage for HSPA+ (3.5G High-Speed Packet Access) with speeds up to 42 Megabits per second (“Mbps”), and an ever-increasing coverage using LTE (4G Long-Term Evolution) technology with speeds up to 150+ Mbps. The deployment of 4G LTE started in 2011 and provides speeds that are about four times faster than 3.5G HSPA+. Where we have deployed 4G LTE, the cost to provide each megabyte of wireless data services is significantly lower, and the relative capacity of the network is increased in order to better serve the increasing base of high-end smartphones and the growing use of wireless data.

Our wireless services are supported by Wireless’ significant spectrum position. Wireless currently holds: (i) 25 MHz of 850 MHz and 60 MHz of 1900 MHz spectrum used to serve 3.5G and 2G subscribers across Canada; (ii) 50 MHz of 1900 MHz spectrum in southwest Ontario, northern Quebec, Yukon and the Northwest Territories; (iii) 20 MHz of Advanced Wireless Services (“AWS”) spectrum across Canada, which operates in the 1700/2100 MHz range; and (iv) 40 MHz of 2600 MHz spectrum across the majority of the country. The AWS spectrum, together with the 2600 MHz spectrum that Wireless owns, is used to provide 4G LTE services. Wireless expects to participate in an upcoming auction by the Canadian government of 700 MHz spectrum during 2013 or 2014, which is a frequency band also used for LTE in North America.

Together with Bell Canada through a joint venture called Inukshuk, Wireless also owns fixed broadband spectrum in the 2300 MHz and 3500 MHz range. This joint venture previously included 2500 MHz spectrum, which was distributed to the venture partners late in 2012.

Rogers previously implemented a network-sharing arrangement with Manitoba Telecom Services (“MTS”) for a 3.5G HSPA+ network covering 96 percent of the population (“POPs”) across Manitoba. In addition, Rogers also has a network-sharing arrangement with Tbaytel that allows our combined base of customers to get 3.5G HSPA+ services across Tbaytel’s northwest Ontario territory.

In January 2013, Rogers announced a multipart strategic transaction with Shaw to secure an option to purchase Shaw’s AWS spectrum holdings in 2014.

28    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

As part of its network strategy, Wireless expects to continue making significant capital investments to:

•	acquire additional wireless spectrum needed to support the rapidly growing usage of wireless data services;

•	expand its fibre and microwave transport network to maintain significant backhaul capacity between all of its network nodes; and

•	introduce innovative new network-enabled features and functionality.

Cable and RBS Networks

Cable’s expansive fibre and hybrid fibre coaxial (“HFC”) infrastructure provides consumers, businesses and governments in Ontario, New Brunswick and Newfoundland with a range of communications services, including video, broadband Internet, voice and data networking.

Cable’s network is architected to optimize performance and reliability and to allow for the simultaneous delivery of video, voice and Internet to a consumer’s premises over a single platform. The fibre-optic network is generally configured in rings that interconnect its highly concentrated distribution hubs to minimize disruptions that can result from fibre cuts and other events.

Each group of homes is served by a fibre-connected optical network node. This is commonly called Fibre-to-the-Feeder (“FTTF”), and it has the capability of utilizing 860 MHz of spectrum to deliver video, voice and broadband services to that group of homes.

The network is continually upgraded to improve capacity, enhance performance and introduce new features and functionality. For example, Cable continues to invest in: (i) the “segmentation” of its optical nodes to reduce the number of homes served in a particular segment; (ii) MPEG4 for improved video signal compression; (iii) switched digital video (“SDV”) for increased channel and on-demand capacity; and (iv) Data Over Cable Service Interface Specification (“DOCSIS”) 3.0 for increasingly faster Internet, with speeds now up to 150 Mbps across 90% of our footprint.

In 2012, Cable began transitioning customers still receiving television signals over its analog broadcast channels to all-digital services. Doing so frees up significant cable network capacity for enabling additional features and services. Some recent offerings launched include whole home PVR, remote PVR, next generation set-top boxes, enhanced content guides and search functionality, and video streaming on a variety of screens including tablets, smartphones and gaming consoles.

Cable’s voice-over-cable telephony services are provisioned over an advanced broadband IP multimedia network layer, utilizing the Packet Cable and DOCSIS standards, including network redundancy as well as multi-hour network and customer premises backup powering.

On behalf of Wireless and RBS, Cable also operates a North American transcontinental fibre-optic network that extends over 38,000 route kilometers to provide a significant North American geographic footprint. This allows Rogers to connect Canada’s largest markets, while also reaching key U.S. markets for the exchange of data and voice traffic, also known as peering. In Canada, the network extends coast to coast from Victoria, B.C., to St. John’s, Newfoundland and includes local and regional fibre, transmission electronics and systems, hubs, POPs and switching infrastructure. Additionally, the network extends to the U.S., from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee and Chicago; and from Toronto through Buffalo and Montreal, through Albany to New York City. Cable has also connected its North American network with Europe through international gateway switches in New York City.

In certain cases, where Cable does not have its own local facilities that connect directly to a business customer’s premises, the local service is provided under a third party wholesale arrangement.

Media Networks

Media’s principal network assets consist primarily of broadcast studios, radio and television transmission facilities and a distribution and digital media infrastructure. This network allows Rogers to reach Canadian audiences coast to coast.

OUR STRATEGY

Our mandate is to deliver long-term value and industry-leading shareholder returns by being the first in Canada to deliver seamless, easy-to-use and reliable end-to-end supported experiences to our customers.

Our actions and investments are guided by the following six long-term strategic objectives that will help to ensure we deliver on our mandate:

1.

Deliver differentiated end-to-end customer experiences: Leverage our LTE and Cable networks, services and content across a range of devices to enable seamless, reliable and easy-to-use customer experiences anytime, anyplace and anywhere.

2.

Maintain industry-leading networks: Maintain our position as a leader in wireless and broadband networks by continually investing in speed, reliability and the enablement of next generation features and functionality.

3.

Expand our services reach: Bring our LTE and Cable networks, services and content to a greater portion of the Canadian population through network and service expansion and upgrades, partnerships and strategic acquisitions.

4.	Strengthen the customer experience: Demonstrate our ongoing commitment to customers by continually investing in our product offerings, retail channels, service and support.

5.

Improve productivity and cost structure: Focus on ongoing cost optimization and productivity improvements through initiatives aimed at simplification, streamlining, supply chain management and cost management.

6.

Drive future growth opportunities: Select and nurture future growth opportunities that leverage our strengths in network, services and content delivery. Work internally and with strategic partners to be at the forefront of future information, communications and entertainment services in Canada, including in the areas of machine-to-machine (“M2M”), mobile commerce, local services, home automation, digital media and business services.

Our Capabilities to Deliver on Our Strategic Objectives

Our capabilities and resources that support execution on our strategic objectives include:

•	We have an investment grade balance sheet with relatively conservative borrowing leverage and over $3.1 billion of available liquidity as of December 31, 2012.

•	Our modern wireless and broadband networks allow us to deploy innovative products and services.

•	Our Canadian broadcast, sports, print and digital media assets provide unique content for our communications products.

•	The Rogers brand is extremely well recognized and respected across Canada, and we have a broad retail presence through which we market our products.

•	Our senior management team has significant industry and technical expertise and our executive compensation programs are heavily performance based.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Our Board of Directors is aligned with and supportive of our strategic plans. The Board oversees the systems and controls that we have put in place to help realize our strategic plans and the safeguarding of our assets.

Progress against Our Strategy and Scorecard in 2012

In 2012, we made significant progress against each of our strategic objectives across all business divisions.

1. Deliver Differentiated End-to-End Customer Experiences

In Wireless, we continued to offer the largest selection of LTE devices in Canada, putting the industry’s newest and fastest technology into the hands of our customers. In addition to offering the latest in iPhone, Android and BlackBerry products, our relationship with Microsoft for Windows 8 in Canada allowed us to offer consumers and businesses an exclusive selection of Windows 8 Phone devices and the first Windows 8 tablet.

Wireless launched another industry first, Rogers One Number, an IP-based service that allows Canadians to extend their Rogers Wireless phone number to their computer, tablet and home phone. Available exclusively to Rogers Wireless customers, this unique service lets customers text, talk and video chat with other Rogers One Number users, all using their wireless number. This seamless, easy-to-use solution simplifies how Canadians connect with family and friends from anywhere they find convenient.

Rogers and Wavefront opened the doors to a new Rogers Wireless Innovation Centre in Vancouver, Toronto and Montreal. The Centre fosters excellence in wireless commercialization by helping developers get to market faster with innovative applications for connected devices. By working with Canadian wireless application developers, Rogers is able to provide new tools to enable rapid delivery of next generation connected devices. The Centre also serves as a learning facility, where business customers and developers can discover and experience the latest M2M technology and enterprise mobility applications.

With Wireless’ launch of the Rogers Anyplace TV Mobile app, subscribers have access to a wide range of video content on their Rogers smartphone or tablet, including CityNews, Blue Jays baseball games and children’s content.

Cable unveiled NextBox 2.0, a suite of new features and upgraded set-top box capabilities for the Rogers’ home television entertainment experience that gives customers control over where, when and how they view their favourite live and recorded programming. NextBox 2.0 provides customers with a significantly enhanced interactive program guide and search functionality, access to whole home PVR capabilities that allow people to access live and recorded TV programs from any room in the home, and the ability to experience live TV streamed to a tablet anywhere in the home.

Cable enhanced its online video offering, Rogers Anyplace TV, bringing even more sports, movies and episodic streamed programming to customers on their computer, smartphone or tablet wherever they are.

Cable announced the availability of Session Initiated Protocol (“SIP”) Trunking, a new IP-based voice solution for enterprises designed to complement our fibre-based Internet and WAN connectivity services. By merging voice services with a business data network, SIP Trunking solutions dynamically allocate bandwidth as needed to support voice and/or data needs depending upon capacity requirements during peak hours, and also provide a platform for next generation IP-based video, mobile and productivity applications and services.

Further supporting Rogers’ commitment to the “TV everywhere” multi-screen video viewing experience, Media delivered an exclusive multi-screen soccer experience through Rogers Anyplace TV and Sportsnet World, and launched Canada’s first over-the-top sports subscription service “Sportsnet World Online”.

Media developed applications to allow Toronto Raptors fans to watch live regular season games from Sportsnet on their computers or smartphones.

Media announced the acquisition of theScore Television Network and related television assets. theScore is a national specialty TV service that provides sports news, information, highlights and live event programming and is Canada’s third-largest specialty sports channel with 6.6 million television subscribers. The acquisition builds on Rogers’ rich history in sports broadcasting and reinforces our commitment to delivering premium sports content to audiences on their platform of choice. Media expects to take control of theScore following final regulatory approval from the Canadian Radio-television and Telecommunications Commission (“CRTC”), anticipated in the first half of 2013, and the network will be rebranded under the Sportsnet umbrella.

Rogers completed a 37.5% investment in MLSE, advancing our strategy of delivering highly sought-after sports content while strengthening the value of our Sportsnet brand.

2. Maintain Industry-Leading Networks

In Wireless, we have embarked on a strategic network transformation to create an infrastructure that enables all IP services and accordingly, we continue to upgrade our network to LTE technology. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are about four times faster than HSPA+ with peak download rates of up to 150 Mbps.

Cable demonstrated Rogers’ commitment to bringing leading Internet experiences to Canadians by leveraging our DOCSIS 3.0 technology to increase speeds across all Rogers Hi-Speed Internet service tiers, including doubling our Ultimate tier up to 150 Mbps.

3. Expand Our Services Reach

We expanded Canada’s first wireless 4G LTE network to cover approximately 60% of the Canadian population, complemented by the largest selection of LTE devices of any carrier in Canada.

We announced plans to deploy enterprise mobile applications that leverage the SAP mobile platform. This exclusive new offering will help simplify the way organizations mobilize their workforce by helping employees gain real-time access to enterprise mobile applications on tablets and smartphones that are traditionally used on desktop computers.

Following its acquisition of Saskatchewan Communications Network, Rogers Media launched “City Saskatchewan”. This marked another step in City television’s recent geographic expansion towards a national footprint. With the regulatory approval of Media’s acquisition of CJNT-TV Montreal (“Metro 14 Montreal”), City has expanded further into the key Quebec market. Media also announced that City and Jim Pattison Broadcast Group signed long-term affiliate agreements that will deliver City programming to audiences on all three of Pattison’s television stations in western Canada. With these acquisitions and agreements, City’s reach will increase by more than 20% to over 80% of Canadian households.

Rogers Media launched another industry first with Sportsnews, a channel available to Rogers digital cable customers at no additional charge that promotes sports services and content available on Rogers Cable. Sportsnews helps customers get more from their sports programming while providing sports related scores, statistics and breaking news.

30    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

4. Strengthen the Customer Experience

We introduced “FLEXtab”, a wireless device upgrade program that allows postpaid customers to get an early wireless device upgrade by paying the unamortized subsidy at any point after one month during their contract term.

We also redesigned and simplified our wireless offers and pricing tiers, making it easier for customers to use our services and also reducing the complexity and service times for our sales and support teams. Our new data-centric plans offer unlimited voice and text along with a range of data usage and data plan sharing options to meet the varying needs of our customers.

We unveiled a new retail store concept and design for our Rogers Plus stores. The new stores include a personalized and integrated service approach, which is part of a larger retail transformation to enhance how we service and sell to our customers.

Cable continued to repatriate its analog channels to free up bandwidth to provide a richer customer experience, including through additional HD content, faster Internet speeds and future IP-based services.

Media continued to enhance Rogers’ engagement with sports fans by investing in additional payroll for new Blue Jays players, extending the Buffalo Bills in Toronto NFL series, signing new long-term contracts for distribution of NHL hockey games, purchasing Grand Slam of Curling and launching a new events division.

Through our efforts to strengthen the customer experience in 2012, overall customer satisfaction and problem resolution scores improved year-over-year.

5. Improve Productivity and Cost Structure

We successfully implemented a number of cost management and efficiency improvement initiatives across the Company. The priority was on intelligent efficiency gains and focused execution, including reducing the number of initiatives we execute, consolidating work and reducing duplication, managing our discretionary spending, tightening our entire supply chain, eliminating calls into the call centre, and enhancing our discipline around general and administrative spending. This is an ongoing process that will allow us to invest in strengthening the value we deliver to our customers.

6. Drive Future Growth Opportunities

Together with CIBC, we launched Canada’s first mobile payment solution. It allows consumers to pay for purchases with their CIBC credit card at the checkout counter using a near-field-communication-enabled Rogers BlackBerry. This service will be available at businesses across the country where contactless credit card payments are already accepted. Rogers has been at the forefront of laying the foundation and developing the ecosystem to allow mobile commerce to flourish in Canada, and this is one of the first solutions of its kind anywhere in the world.

We announced the exclusive availability of OutRank, a new, best-in-class online marketing solution for small businesses. Millions of Canadians search online for local services, yet less than 45% of Canadian small businesses have a website. OutRank offers local businesses a website, paid search marketing, search engine optimization and a performance dashboard, all for an affordable price. With this solution, business owners can attract new customers and achieve a positive return on their marketing investment.

We announced an alliance with international mobile operators KPN, NTT Docomo, SingTel, Telefónica, Telstra and Vimpelcom. The alliance will co-operate on global M2M business initiatives supporting a single, global platform that multinational customers can leverage to enable connected devices in multiple countries to better manage operations and reduce costs. Rogers is Canada’s M2M leader, committed to providing the enterprise tools and platforms for the rapid delivery of next generation M2M connectivity across industries and market segments. We also announced an alliance with Axeda Corporation that will accelerate the deployment and reduce the complexity around the development of M2M solutions in Canada. Businesses and developers can access the Axeda Platform to build and deploy enterprise M2M applications.

Our 2012 revenue growth of 23.9% in the small business segment of Cable broadband Internet and telephony and 27% in RBS on-net next generation enterprise segment revenues compared to 2011 demonstrate that Cable and RBS are positioned for continued growth in these areas. During 2012, we grew 37% or $13 million in our M2M technology and enterprise mobility application business segment.

We have made advancements in our Digital Media operations with continued cross-platform investments across web and mobile platforms. Our focus is on improving the user experience and engagement across our various properties, as well as the back end infrastructure.

2012 PERFORMANCE AGAINST TARGETS

The following scorecard shows the guidance ranges that we established for selected full year financial and operating metrics versus actual results:

Full-Year 2012 Guidance

(In millions of dollars)	2012 Actual	2012 Guidance	Achievement
Consolidated Guidance
Adjusted operating profit(1)	$4,834	$4,730 to $ 4,915	✓
Additions to PP&E(2)	2,142	2,075 to 2,175	✓
Pre-tax free cash flow(3)	2,029	1,950 to 2,050	✓
Cash income taxes	380	425 to 475	¶

Achieved  ✓                Exceeded  ¶                Missed X

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.
(2)	Includes additions to Wireless, Cable, Media, RBS, and Corporate PP&E expenditures. See the section “Additions to PP&E”.
(3)	Pre-tax cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), and is not defined term under IFRS.

Adjusted Operating Profit

We leveraged our leading networks, channels and brands to deliver an increase in consolidated adjusted operating profit of 2% compared to 2011, which falls approximately in the middle range of the 2012 guidance we provided at the start of the year. Early in 2012, our revenue growth trajectory was generally lower than anticipated due to competitive intensity in the Canadian communications industry. We took immediate action to accelerate a number of cost management initiatives aimed at offsetting the top-line pressures, and also put in place initiatives to reaccelerate the rate of revenue growth. We drove cost efficiencies across the business by streamlining and reducing complexity, while strengthening the customer experience by delivering seamless, reliable and easy-to-use services and support. In so doing, we reduced consolidated operating expenses, excluding the cost of equipment sales, by approximately 2% from 2011 levels and grew consolidated margins to 39%.

Additions to PP&E

To maintain our network leadership, we invested in significantly expanding our LTE wireless 4G network. Our focus was on further increasing our broadband cable Internet speeds and enhancing our television platform to more seamlessly provide a four-screen “TV Anywhere” experience.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pre-tax Free Cash Flow

Largely as a result of the adjusted operating profit growth and additions to PP&E results discussed above, we delivered consolidated pre-tax free cash flow of $2.0 billion. This was within our 2012 guidance range and represented a 3% increase from 2011. This free cash flow generation supported the $1,153 million of cash that we returned to shareholders in the form of $803 million of dividends and share buybacks totalling $350 million.

Cash Income Taxes

Cash income taxes were below the low end of our targeted 2012 range due to income tax planning and containment strategies. These savings further contributed to consolidated free cash flow generation, which totalled $1.6 billion on an after-tax basis.

2013 FINANCIAL OUTLOOK AND TARGETS

The following table outlines guidance ranges and assumptions for selected 2013 financial metrics, which takes into consideration our strategic priorities and current outlook. This information is forward-looking and should be read in conjunction with the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and the related disclosures; various economic, competitive and regulatory assumptions, factors and risks may cause actual future financial and operating results to differ from those currently expected.

We provide annual guidance ranges on a consolidated full year basis and are consistent with annual full year board-approved plans. In our fourth quarter earnings release at the start of each year, we also provide full year supplemental forecast details at the operating segment level for both revenue and adjusted operating profit that is not part of our formal 2013 guidance and is provided for information purposes only. Any updates to our full year financial guidance over the course of the year would be made only to the consolidated level guidance ranges that appear below.

Full Year 2013 Guidance

(In millions of dollars)	2012 Actual	2013 Guidance
Consolidated Guidance
Adjusted operating profit(1)(4)	$4,834	$4,865 to $ 5,050
Additions to PP&E(2)	2,142	2,150 to 2,250
Pre-tax free cash flow(3)(4)	2,029	2,030 to 2,090
Cash income taxes	380	650 to 700

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.
(2)	Includes additions to Wireless, Cable, Media, RBS, and Corporate PP&E expenditures.
(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), and is not a defined term under IFRS.
(4)	Assumes Mountain Cable and theScore close mid-year 2013.

As discussed in the section “Our Strategy”, we plan to meet our 2013 financial targets by executing the following six long-term strategic objectives:

1.	Deliver differentiated end-to-end customer experiences

Focus on evolving our cross-device integration to enable seamless, reliable and easy-to-use customer experiences anytime, anyplace and anywhere. Deliver a differentiated range of devices and device-related services. Enable greater integration of our media assets across screen types.

2.	Maintain industry-leading networks

Expand our LTE network to a wider proportion of the Canadian population. Continue to increase broadband Internet speeds and migrate cable Internet subscribers to DOCSIS 3.0 technology. Further enhance our TV platform with next generation features and functionality.

3.	Expand our services reach

Expand the reach of our networks and services through new construction, by more widely deploying products such as the Rogers One Number service, and by expanding the reach of key media brands through our digital platforms.

4.	Strengthen the customer experience

Widely deploy Rogers’ new retail store design and service approach across our network of Rogers Plus stores. Continue to improve our Rogers Concierge service and simplify our product offerings.

5.	Improve productivity and cost structure

Continue to focus on cost optimization initiatives aimed at further improving organizational efficiency, by reducing complexity, focusing on fewer, more impactful projects, managing expenses and working closely with key suppliers.

6.	Drive future growth opportunities

Continue to grow and nurture promising new growth areas of our business, including M2M communications, mobile commerce, local and digital media services, home automation and business communications services.

3.	FINANCIAL AND OPERATING RESULTS

For important accounting policies and estimates as they relate to the following discussion of our operating and financial results, please refer to the sections in this MD&A “Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards”, as well as the Notes to our 2012 Audited Consolidated Financial Statements.

We measure the success of our strategies in the ongoing management of our business using a number of key performance indicators, as outlined in the section “Key Performance Indicators and Non-GAAP Measures”. Many of these key performance indicators are not measurements in accordance with IFRS and should not be considered as alternative measures to net income or any other financial measure of performance under IFRS. The non-GAAP measures presented in this MD&A include, among other measures, operating profit, free cash flow and the “adjusted” amounts. We believe that the non-GAAP financial measures (which generally exclude: (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) settlement of pension obligations; and (iv) in respect of net income and earnings per share, loss on repayment of long-term debt, impairment of assets, gain on spectrum distribution and the related income tax impacts of the preceding items and legislative change) provide for a more effective and actionable analysis of our operating performance.

32    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

CONSOLIDATED FINANCIAL RESULTS

Years ended December 31, (In millions of dollars, except per share amounts)	2012	2011	% Chg
Operating revenue
Wireless	$7,280	$7,138	2
Cable	3,358	3,309	1
RBS	351	405	(13)
Media	1,620	1,611	1
Corporate items and intercompany eliminations	(123)	(117)	5
Total operating revenue	12,486	12,346	1
Adjusted operating profit(1)
Wireless	3,063	3,036	1
Cable	1,605	1,549	4
RBS	89	86	3
Media	190	180	6
Corporate items and intercompany eliminations	(113)	(112)	1
Adjusted operating profit(1)	4,834	4,739	2
Depreciation and amortization	(1,819)	(1,743)	4
Finance costs excluding loss on repayment of long-term debt	(664)	(639)	4
Other income, net	15	1	n/m
Share of the income of associates and joint ventures excluding gain on spectrum distribution(1)(2)	2	7	(71)
Adjusted net income before income taxes	2,368	2,365	–
Adjusted income tax expense(1)(3)	(580)	(629)	(8)
Adjusted net income(1)	$1,788	$1,736	3
Adjusted basic earnings per share(1)	$3.45	$3.20	8
Adjusted diluted earnings per share(1)	3.43	3.17	8

Adjusted operating profit(1)	$4,834	$4,739	2
Stock-based compensation expense	(77)	(64)	20
Integration, restructuring and acquisition expenses	(92)	(56)	64
Settlement of pension obligations	–	(11)	n/m
Operating profit(1)	4,665	4,608	1
Depreciation and amortization	(1,819)	(1,743)	4
Impairment of assets	(80)	–	n/m
Operating income	2,766	2,865	(3)
Finance costs	(664)	(738)	(10)
Other income, net	15	1	n/m
Share of the income of associates and joint ventures	235	7	n/m
Income before income taxes	2,352	2,135	10
Income tax expense	(620)	(545)	14
Net income from continuing operations	1,732	1,590	9
Loss from discontinued operations	(32)	(27)	19
Net income	$1,700	$1,563	9
Basic earnings per share – continuing operations	$3.34	$2.93	14
Diluted earnings per share – continuing operations	3.32	2.91	14

Basic earnings per share	3.28	2.88	14
Diluted earnings per share	3.26	2.86	14

Total additions to PP&E	$2,142	$2,127	1
Pre-tax free cash flow(1)	2,029	1,973	3
After-tax free cash flow(1)	1,649	1,874	(12)

(1)

See the section “Key Performance Indicators and Non-GAAP Measures”. Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS.

(2)	Represents the income of associates and joint ventures of $235 million less the gain on spectrum distribution of $233 million, for the year ended December 31, 2012.
(3)	Represents income tax expense of $620 million less $40 million related to income tax on adjusted items, for the year ended December 31, 2012.
nm:	not meaningful.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Each of our four business lines reports financial results, from operating revenue and adjusted operating profit to various operating metrics, associated with their respective businesses. Please refer to the relevant sections in this MD&A for details.

Consolidated Revenue

Of the $140 million year-over-year increase in our consolidated revenue, Wireless contributed $142 million, Cable contributed $49 million and Media contributed $9 million, partially offset by decreases in revenue of $54 million in RBS and in corporate items and intercompany eliminations of $6 million. The increase was due to overall higher subscriber levels, data revenue and equipment sales at Wireless and higher Internet revenue at Cable, partially offset by lower overall revenue at RBS due to the phased exit of the legacy services business.

Consolidated Adjusted Operating Profit

Of the $95 million year-over-year increase in our consolidated adjusted operating profit, Wireless contributed $27 million, Cable contributed $56 million, RBS contributed $3 million, and Media contributed $10 million, partially offset by a decrease in corporate items and intercompany eliminations of $1 million. The increases at Wireless and Cable were due to the revenue growth described above combined with cost efficiencies.

Adjusted operating profit for 2012 and 2011, respectively, excludes: (i) stock-based compensation expense of $77 million and $64 million; (ii) integration, restructuring and acquisition expenses of $92 million and $56 million; and (iii) settlement of pension obligations of $nil and $11 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the section “Key Performance Indicators and Non-GAAP Measures”.

Consolidated Adjusted Net Income

On a consolidated basis, adjusted net income increased to $1,788 million from $1,736 million, primarily due to increased year-over-year adjusted operating profits of 2%.

Adjusted net income for 2012 and 2011, respectively, excludes: (i) stock-based compensation expense of $77 million and $64 million; (ii) integration, restructuring and acquisition expenses of $92 million and $56 million; (iii) settlement of pension obligations of $nil and $11 million; (iv) loss on repayment of long-term debt of $nil and $99 million; (v) impairment of assets of $80 million and $nil; (vi) gain on spectrum distribution of $233 million and $nil; (vii) the related income tax recovery of the aforementioned items of $14 million and $56 million; and (viii) the income tax impact of legislative tax change of $54 million and a recovery of $28 million.

For a discussion of consolidated reconciling items from adjusted operating profit to net income and adjusted net income, please refer to the section “Consolidated Analysis”.

Adjusted Basic and Diluted Earnings Per Share

On a consolidated basis, both adjusted basic and diluted earnings per share increased 8%, year-over-year. The increases were primarily attributable to increased adjusted net income of 3% year-over-year and the effect of our share buybacks.

For details on the determination of adjusted basic and diluted earnings per share, which are non-GAAP measures, see the section “Key Performance Indicators and Non-GAAP Measures”.

Pre-tax Free Cash Flow

The year-over-year increase in our consolidated pre-tax cash flow was primarily attributed to 2% growth of adjusted operating profit, partially offset by higher additions to PP&E.

Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization). For details on the determination of pre-tax free cash flow, which is a non-GAAP measure, see the section “Key Performance Indicators and Non-GAAP Measures”.

SEGMENT REVIEW

WIRELESS

Wireless Industry Trends

> Focus on Customer Retention

The wireless communications industry’s current market penetration in Canada is estimated to be 78% of the population, compared to approximately 109% in the U.S. and approximately 123% in the United Kingdom. We expect market penetration in Canada to grow by approximately 4% over each of the next several years. As market penetration deepens and competition intensifies, a strategic focus is required on strengthening the customer experience, promoting new data and voice services to existing customers, and retaining customers through enhanced service, subsidized handset upgrades and other value-added capabilities.

> Demand for Sophisticated Data Applications

The ongoing development of more sophisticated wireless networks, devices and applications has created increased data functionality. At the same time, it has enabled Canadians to access – and demand – an ever-expanding array of content, from popular apps to high-quality streaming video, music and television programming. Wireless believes that the rapid introduction of such new technologies and capabilities will continue to drive the growth of wireless data services into the future.

> Convergence of Technologies

Technologies across wireless and wireline platforms have been increasingly converging over recent years. This convergence has enabled Wireless to launch new applications for customers, such as an application where the user can manage their recordings from a smartphone or a tablet, and a live TV content streaming application to smartphones and tablets.

> Increased Competition from Other Wireless Operators

Wireless faces intensive competition from incumbent national and regional wireless operators as well as a number of smaller, relatively new entrants in the Canadian wireless market. This trend is elaborated in the “Competition in Our Businesses” section of this MD&A. Over the past three years, the smaller new entrants have introduced unlimited usage pricing plans and extremely aggressive pricing and promotions. This has resulted in downward price adjustments, particularly for wireless voice services, as well as increases in customer churn.

> Migration to Next Generation Wireless Technology

Advances in wireless data transmission technologies, combined with customer demand for more sophisticated wireless services and data functionality, have led wireless providers to migrate towards the next generation of broadband wireless data networks, such as LTE and HSPA+. These networks enable far higher data transmission speeds with increased efficiency, low latency and enhanced video streaming capabilities. Additionally, these networks support a variety of increasingly advanced data applications – among them, broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications, on a local, national or international basis. Wireless has

34    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

been a leader in the deployment of next generation technology, first with digital cellular, then with HSPA+ and more recently with LTE, which we will continue to expand during 2013.

LTE is the most significant broadband wireless technology in deployment around the world today. In most cases, the previous two main generations of technology paths in the wireless industry – GSM/HSPA+ and Code Division Multiple Access/Evolution Data Optimized (“CDMA/EVDO”) – are now converging.

LTE is the worldwide GSM community’s new fourth generation (“4G”) broadband wireless technology. An all-IP-based wireless data technology using a new modulation scheme (orthogonal frequency-division multiplexing), LTE is specifically designed to improve efficiency, lower costs and enhance the range of voice and data services available via mobile broadband wireless networks. It also makes use of new spectrum allocations and better integrates with other open technology standards. As a 4G technology, LTE is designed to build on and be fully backwards compatible with UMTS/HSPA+, which is the earlier world standard for 3G mobile broadband wireless and the prior standard upon which Wireless also operates.

WiFi (the IEEE 802.11) is a wireless standard that allows suitably equipped devices, such as laptop computers, tablets and smartphones, to connect to a local area wireless access point. These access points utilize unlicenced spectrum, and the wireless connection is effective only within a local area radius of approximately 50–100 metres of the access point. The access points provide speeds similar to a wired local area network (“LAN”) environment. As WiFi technology is primarily an unmanaged service designed for in-building wireless access, many access points must be deployed to cover the selected local geographic area and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of WiFi service and the networking of WiFi access points may provide complementary opportunities for wireless operators or municipal WiFi network operators in the future, each providing capacity and coverage under the appropriate circumstances.

Wireless Operating and Financial Results

Despite increased competitive intensity as a result of new wireless market entrants and network and device parity by incumbent providers, Wireless generated a modest increase in year-over-year revenue at an accelerating rate over the year. Operating expenses, including cost of equipment sales, also increased year-over-year; however, due to successful cost management initiatives, we also generated an increase in year-over-year adjusted operating profit. Data revenues continue to grow at double-digit rates as our smartphone customers’ demands for data availability increase.

Summarized Wireless Financial Results

Years ended December 31, (In millions of dollars, except margin)	2012	2011	% Chg
Operating revenue
Network revenue	$6,719	$6,601	2
Equipment sales	561	537	4
Total operating revenue	7,280	7,138	2
Operating expenses
Cost of equipment(1)	(1,585)	(1,425)	11
Other operating expenses	(2,632)	(2,677)	(2)
	(4,217)	(4,102)	3
Adjusted operating profit(2)	$3,063	$3,036	1

Adjusted operating profit margin as % of network revenue(2)	45.6%	46.0%

Additions to PP&E	$1,123	$1,192	(6)

Data revenue included in network revenue	$2,722	$2,325	17

Data revenue as % of network revenue	41%	35%

(1)	Cost of equipment includes the cost of equipment sales and direct channel subsidies.
(2)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Wireless Operating Highlights for 2012

•

The increases in Wireless revenue and adjusted operating profit reflect a modest growth in subscribers and successful cost management initiatives, partially offset by the upfront investments associated with a record number of smartphone activations and upgrades, combined with a continued decline in voice ARPU. Adjusted operating profit margin as a percentage of network revenue for the year was 45.6%, essentially flat to 2011 levels.

•	Postpaid subscriber growth continued in 2012, with net additions of 268,000, while postpaid churn was reduced to 1.29% compared to 1.32% in 2011.

•	Revenues from wireless data services grew 17% to $2,722 million from $2,325 million in 2011 and represented approximately 41% of network revenue compared to 35% in 2011.

•

Postpaid monthly ARPU decreased 1.4% to $69.30 compared to $70.26 in 2011. This reflects the impact of competitive intensity and declines in roaming and out-of-plan usage revenues, which offset the significant growth in wireless data revenue. The trend of ARPU deterioration experienced at the start of the year reversed as the year went on and ended with growth of 1.6% in the fourth quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Wireless activated and upgraded nearly 2.9 million smartphones, predominantly iPhone, Android and BlackBerry devices, helping bring smartphone penetration to 69% of the postpaid subscriber base.

•

Wireless expanded Canada’s first LTE 4G broadband network to cover approximately 60% of the population of the country, and continued to offer the largest selection of LTE devices of any carrier in Canada.

•

Together with CIBC, Rogers pioneered the first point-of-sale mobile credit card solution in Canada. The service allows Canadians to pay for purchases with their CIBC credit card wirelessly using the secure SIM card inside an NFC-enabled Rogers BlackBerry. This historic first – enabled by Rogers’ innovative network platform – has put Canada on the world stage as a leader in mobile commerce innovation.

•

Wireless introduced the “FLEXtab” wireless device upgrade program. It gives postpaid customers more flexibility than ever to opt for an early wireless device upgrade by simply paying a prorated portion of the unamortized subsidy at any point during their contract term.

•

Wireless redesigned and simplified its wireless offers and pricing tiers, reducing the complexity and service times for our sales and support teams. These new plans offer unlimited voice and text and a range of wireless data usage and device sharing options to meet the needs of our increasingly data-centric customer base.

•

Wireless launched another industry first, Rogers One Number, an IP-based service that allows Canadians to extend their Rogers Wireless phone number to their computer, tablet or home phone. Available exclusively to Rogers Wireless customers, the unique service lets customers text, talk and video chat with other Rogers One Number users from their various devices, all using their Rogers Wireless cellular number. This seamless, easy-to-use solution is simplifying how Canadians connect with family and friends.

•

Rogers and Wavefront opened the doors to a new Rogers Wireless Innovation Centre in Vancouver, Toronto and Montreal. The Centre will support current and emerging developers to get to market faster with innovative applications for connected devices to strengthen the wireless developer ecosystem in Canada, as well as educate companies about the benefits of M2M technology.

•

Wireless announced an alliance with international mobile operators KPN, NTT Docomo, SingTel, Telefónica, Telstra and Vimpelcom to co-operate on global M2M business initiatives. The intent is to support a single, global platform that multinational customers can leverage to enable connected devices in multiple countries to better manage operations and reduce costs. Rogers is Canada’s M2M leader, committed to providing the enterprise tools and platforms for rapid delivery of next generation M2M connectivity across industries and market segments.

•

Wireless announced an alliance with Axeda Corporation that will accelerate the deployment and reduce the complexity around the development of M2M solutions in Canada. Rogers and SAP announced plans to deploy enterprise mobile applications that leverage the SAP mobile platform. This exclusive new offering will help simplify the way organizations mobilize their workforce, giving employees real-time access to enterprise mobile applications on tablets and smartphones that are traditionally used on desktop computers.

Summarized Wireless Subscriber Results

The following table summarizes our Wireless subscriber results for 2012 and 2011.

Years ended December 31, (Subscriber statistics in thousands, except ARPU and churn)
	2012	2011	Chg
Postpaid
Gross additions	1,457	1,449	8
Net additions	268	269	(1)
Total postpaid subscribers(1)	7,846	7,574	272
Monthly churn	1.29%	1.32%	(0.03) pts
Monthly average revenue per user (“ARPU”)(2)	$69.30	$70.26	$(0.96)

Prepaid
Gross additions	627	845	(218)
Net additions(losses)	(170)	109	(279)
Total prepaid subscribers	1,591	1,761	(170)
Monthly churn	3.98%	3.64%	0.34 pts
ARPU(2)	$15.84	$16.02	$(0.18)

Blended ARPU(2)	$59.79	$60.20	$(0.41)
Data ARPU	24.22	21.21	3.01
Voice ARPU	35.57	38.99	(3.42)

(1)	On August 29, 2012, Wireless completed the acquisition of a customer base from a third-party reseller, which increased Wireless’ subscriber base by 4,000 subscribers.
(2)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

36    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

Wireless Subscribers and Network Revenue

The increase in the number of gross postpaid subscriber additions during 2012 is primarily the result of demand for smartphones as Wireless activated and upgraded approximately 2.9 million smartphones, compared to approximately 2.5 million in 2011. These smartphones were predominately iPhone, Android and BlackBerry devices, of which approximately 33% were for new Wireless subscribers. This is the largest number of annual smartphone activations and new smartphone customer additions that Wireless has ever reported. At year-end, subscribers with smartphones represented 69% of the overall postpaid subscriber base, versus 56% at the end of 2011. These subscribers generally commit to multi-year term contracts and typically generate significantly higher ARPU.

Overall, net additions of postpaid subscribers were relatively consistent with 2011 levels, which primarily reflects heightened competitive intensity, offset by a continued reduction in postpaid churn. The year-over-year decrease in overall prepaid subscriber net additions primarily reflects an increase in the level of churn associated with heightened competitive intensity, particularly at the lower end of the wireless market where the prepaid product is most penetrated.

Network revenue includes revenue derived from voice and data services from postpaid monthly fees, airtime, data usage, long distance charges, optional service charges, inbound and outbound roaming charges and certain fees, as well as prepaid usage for airtime, data and other ancillary charges such as long distance and roaming.

The increase in network revenue compared to 2011 reflects the continued growth of Wireless’ subscriber base and the escalating adoption and usage of wireless data services, partially offset by a decrease in voice ARPU due in large part to heightened competitive intensity.

Wireless data revenue increased by 17% from 2011, to $2,722 million. This growth reflects the continuing proliferation of smartphones, tablets and wireless laptop devices, all of which are expanding consumption of apps, mobile video, text messaging and other wireless data services. In 2012, data revenue represented approximately 41% of total network revenue, compared to 35% in 2011.

Year-over-year blended ARPU dropped by 1%, driven by an 8.8% decline in the wireless voice component of blended ARPU primarily due to competitive intensity in this market, significantly offset by a 14.2% increase in wireless data ARPU.

Wireless Equipment Sales

Equipment sales, net of subsidies, consist of revenue generated from the sale, generally at or below our cost to independent dealers, agents and retailers, and directly to subscribers through fulfillment by Wireless’ customer service groups, websites and telesales. The increase in revenue from equipment sales for 2012 versus 2011, including activation fees and net of equipment subsidies, reflects growth in smartphone activations to the highest levels ever reported by Wireless, as previously noted.

Wireless Operating Expenses

For assessing business performance, Wireless’ operating expenses are segregated between cost of equipment, which is composed of wireless handset and device costs, and other operating expenses, which include expenses incurred to operate the business on a day-to-day basis, service existing subscriber relationships and attract new subscribers.

The $160 million increase in cost of equipment compared to 2011 was primarily the result of an increase in both hardware upgrades and smartphone users. A large number of existing iPhone and BlackBerry subscribers became eligible for subsidized device upgrades during the second half of 2012. We also activated and upgraded 39% more iPhones and 16% more smartphones overall than during 2011 and this was the largest factor behind the year-over-year increase in expenses. Wireless views these costs as net present value positive investments in the acquisition and retention of higher ARPU subscribers, as these customers tend to be lower churning customers who subscribe to multi-year term contracts and consume higher data usage.

Total retention spending, including subsidies on handset upgrades, increased to $942 million, up from $813 million in 2011. This stemmed from higher volumes of smartphones and a mix of more expensive smartphones. Increased spending is part of our retention strategy in

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

light of customer demand for more sophisticated data applications and devices.

The modest year-over-year decrease in other operating expenses, excluding the retention spending increase, was driven by the growth in the Wireless’ subscriber base. This growth meant higher customer care costs for serving our expanding postpaid subscriber base and supporting more sophisticated devices and services, combined with increased spending on advertising and promotion. However, such increased expenses were predominately offset by savings related to strategic cost management and productivity initiatives. Wireless continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall operating expense structure and derive scale efficiencies across various functions, in line with our strategy to improve our cost structure and drive ongoing productivity.

Wireless Adjusted Operating Profit

The 1% year-over-year increase in Wireless’ adjusted operating profit and the 45.6% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for 2012 primarily reflects the modest increases in network and equipment revenue, partially offset by an increase in total operating expenses, driven by the record high volume of smartphone activations and upgrades as discussed in the preceding section.

CABLE

Cable Industry Trends

> Investment in Improved Cable Networks and Expanded Service Offerings

In recent years, North American cable companies have made substantial investments in: (i) the installation of fibre-optic cable, including initiatives to push fibre closer to the home; (ii) electronics in their respective networks; and (iii) the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable companies to offer expanded packages of digital cable television services (such as VOD and SVOD, pay television packages, PVR and HDTV programming, and streaming video to multiple non-TV devices), increasingly fast tiers of Internet access and widespread home phone services to residential and small business customers.

> Increased Competition from Alternative Broadcasting Distribution Undertakings (“BDUs”)

As fully described in the section “Competition in Our Businesses”, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

> Growth of Internet Protocol-Based Services

Telephony over the Internet has become a direct competitor to Canadian cable systems and the incumbent telephone providers we primarily compete against. Voice over Internet Protocol (“VoIP”) telephony services are being provided by non-facilities-based providers, such as Skype and Vonage, which market VoIP services to individuals who already subscribe to high-speed Internet services over which their VoIP products operate. In addition, certain television and movie content is more prevalent than ever over the Internet. Traditional TV viewing has been increasingly augmented by these and other emerging options such as over-the-top television offerings as Netflix and Apple TV.

> Increasing Availability of Online and Wireless Access to Cable TV Content

Cable and content providers throughout North America continue to create platforms that provide online and wireless access to increasing amounts of television content. These platforms, including Rogers Anyplace TV, generally provide authentication features controlling and limiting access to specific content subscribed to at the user’s residence. The launch and development of these online content platforms are still in the early stages and subject to ongoing discussions between content providers and cable companies with respect to how to access on-demand versions of traditionally televised content is granted, controlled and monetized.

In addition, cable providers in the U.S. and Canada, including Rogers, have increasingly focused on developing streaming video applications for smartphones, tablets and gaming devices. As well, Cable also now provides applications for smartphones and tablets that enable customers to remotely search content and remotely program their Rogers PVR from their wireless device.

> Facilities-Based Telephony Services Competitors

For several years, competition has been strong in the long distance telephony service markets, with the average price per minute generally continuing to decline each year. Competition in the local telephone market also continues between Cable, Incumbent Local Exchange Carriers (“ILECs”) and various VoIP providers, as discussed above.

> Increased Competition from Non-Facilities-Based Internet Service Providers (“ISPs”)

Internet services delivered by non-facilities-based service providers that take advantage of regulated wholesale pricing is an increasing threat. These service providers offer unlimited Internet usage at significantly lower prices and are attracting a growing number of subscribers.

Demand generally continues to grow for Cable’s services, particularly Internet, digital television and cable telephony. The variable costs associated with supporting this growth, such as the cost of additional content, commissions for subscriber activations and the fixed costs of acquiring new subscribers, are material. Accordingly, fluctuations in the number of activations of new subscribers from period to period result in fluctuations in costs associated with sales, marketing and field services.

Over the past two years, the competitive intensity in Cable’s territory has escalated significantly. This reflects the increasing availability of a competing IPTV television offering from Cable’s primary ILEC competitor that is increasingly being offered at deeply discounted promotional pricing to attract new customers. This has resulted in a slowing of customer acquisition volumes at Cable and an increase in promotional and retention pricing offers, both of which have served to dampen Cable’s revenue growth rates.

38    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

Cable Operating and Financial Results

Summarized Cable Financial Results

Cable’s operating revenue in total grew year-over-year primarily due to increases in Internet revenue. Cable Television revenue declined as a result of ongoing competitive pressures in the cable industry. Despite our expanding base of home telephone subscribers, Home Phone revenues were relatively flat year-over-year, as a result of the divestiture of the circuit switched telephony operations and its associated customer base in 2011. Operating expenses have been held essentially flat due to our strategic cost management and productivity initiatives; which has enabled us to deliver a year-over-year increase in adjusted operating profit.

Years ended December 31, (In millions of dollars, except margin)	2012	2011	% Chg
Operating revenue
Cable Television	$1,868	$1,878	(1)
Internet	998	926	8
Home Phone	477	478	–
Service revenue	3,343	3,282	2
Equipment sales	15	27	(44)
Total Cable operating revenue	3,358	3,309	1
Operating expenses
Cost of equipment sales	(20)	(29)	(31)
Other operating expenses	(1,733)	(1,731)	–
	(1,753)	(1,760)	–
Adjusted operating profit(1)	$1,605	$1,549	4

Adjusted operating profit margin(1)	47.8%	46.8%

Additions to PP&E	$832	$748	11

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Cable Operating Highlights for 2012

•	Cable grew high-speed Internet subscribers by 71,000 and cable telephony lines by 22,000, while digital cable households declined by 9,000.

•

Cable’s Internet penetration is now approximately 84% of our television subscriber base and 49% of the homes passed by our cable networks. In addition, digital penetration now represents approximately 80% of television households.

•

The cable telephony subscriber base continued to grow, ending the year with just under 1.1 million residential voice-over-cable telephony lines, which brought the total penetration of cable telephony lines to 49% of television subscribers.

•

Cable unveiled NextBox 2.0, a suite of new features and functionality for the Rogers’ home television entertainment experience that gives customers control over where, when and how they view their favourite live and recorded programming. During the year, Cable further enhanced the NextBox 2.0 platform with the new Rogers Anyplace TV Home edition application for tablets. It provides a seamless TV and internet experience allowing customers to watch TV anywhere in their home, across multiple devices. Rogers is the first Canadian telecommunications company to offer an integrated remote PVR management and live TV streaming experience on tablets.

•	Cable demonstrated its commitment to bringing leading Internet experiences to Canadians by increasing speeds across approximately 90% of its footprint, including doubling the speed of our Ultimate tier to 150 Mbps. Cable continues to make significant network investments to deliver the fastest Internet speeds available to the most homes.

Summarized Subscriber Results

The following table summarizes our Cable subscriber results for the years ended December 31, 2012 and 2011.

Years ended December 31, (Subscriber statistics in thousands)	2012	2011	Chg
Cable homes passed	3,810	3,754	56

Television
Net losses	(83)	(14)	(69)
Total television subscribers	2,214	2,297	(83)

Digital cable
Households, net additions (losses)	(7)	39	(46)
Total digital cable households(1)	1,768	1,777	(9)

Cable high-speed Internet
Net additions(1)	73	83	(10)
Total cable high-speed Internet subscribers(1)	1,864	1,793	71

Cable telephony lines
Net additions and migrations	23	45	(22)
Total cable telephony lines(1)	1,074	1,052	22

Total cable service units(2)
Net additions	13	114	(101)
Total cable service units	5,152	5,142	10

(1)

During the fourth quarter of 2012, we made internal adjustments which resulted in reductions of 2,000 Cable Internet subscribers, 2,000 digital cable households and 1,000 cable telephony lines. These adjustments are not reflected in net additions, but are reflected in the ending total balance for the twelve months ended December 31, 2012.

(2)	Total cable service units consist of television subscribers, Internet subscribers and telephony lines.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cable Television Revenue

Cable Television revenue includes revenue derived from: (i) analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees and access fees for use of channel capacity by third and related parties; (ii) digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, pay per view service fees and video on demand service fees; and (iii) rental of digital cable set-top terminals.

The decrease in Cable Television revenue in 2012 reflects the increased competitive intensity in our operating territory, which has led to increased retention and promotional pricing activity and a partial erosion of our basic Television subscriber base. Cable Television revenue includes the effect of annual pricing changes that took place in March 2012 and March 2011. Cable continues to offer competitive strategic bundling and retention initiatives to transition portions of the subscriber base to term contracts.

The digital cable subscriber base now represents 80% of television households passed by our cable networks, compared to 77% at the end of 2011. Increased demand from subscribers for the larger selection of digital content, video on demand, and HDTV and PVR equipment continues to contribute to the growth in digital services into our Television subscriber base.

Cable began a substantial conversion of the remaining analog cable customers onto its digital cable platform during 2012. This strategic migration will further strengthen the customer experience, enable the reclamation of significant amounts of network capacity, and reduce network operating and maintenance costs going forward. The analog to digital migration, expected through 2013, entails incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Internet Revenue

Internet revenue includes monthly and additional use service revenues from residential, small business and wholesale Internet access subscribers and modem rental fees.

Internet revenue increased in 2012 primarily due to the growth in Internet subscribers, combined with Internet services price changes made over the previous 12 months. Also impacting the increase was the timing and mix of promotional programs, a general movement by subscribers towards higher-end tiers offering faster speeds and larger monthly usage limits, a modest increase in revenue from additional usage, and a mix of retail and wholesale subscribers.

With the high-speed Internet customer base at approximately 1.9 million subscribers, Internet penetration is now at approximately 84% of our television subscriber base and 49% of the homes passed by our cable networks, compared to penetration of approximately 78% of our television subscriber base and 48% of the homes passed by our cable network at the end of 2011.

40    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

Home Phone Revenue

Home Phone revenue includes revenues from residential and small business local telephony service, calling features such as voicemail and call waiting, and long-distance.

Home Phone revenue for 2012 was flat. An increase in our Home Phone subscriber base and pricing changes were offset by the impact of the divestiture of our legacy circuit switched telephony base and operations, which occurred during 2011.

Cable telephony lines in service grew 2% last year, and by year-end represented 49% of Television subscribers and 28% of the homes passed by our cable networks, compared to 46% and 28%, respectively, at the end of 2011.

Cable Equipment Sales

Equipment sales include revenues generated from the sale of digital cable set-top terminals and Internet modems.

The year-over-year decrease in equipment revenue for 2012 reflects the mix of sales versus rentals, as well as fewer digital cable gross additions.

Cable Operating Expenses

Cable’s operating expenses are segregated into the following categories for management’s assessment of business performance: (i) cost of equipment sales, namely cable digital set-top box and Internet modem equipment costs; (ii) programming costs; and (iii) all other expenses incurred to operate the business on a day-to-day basis, service existing subscriber relationships and attract new subscribers.

Cable’s operating expenses for 2012 were flat compared to 2011, helped by strategic initiatives to improve our cost structure and productivity and lower new subscriber additions, partially offset by incremental retention costs and costs associated with the analog to digital conversion. Cable continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was driven by the revenue increases, resulting in expanded adjusted operating profit margins of 47.8% in 2012, compared to 46.8% in 2011.

RBS

RBS Industry Trends

> Growth of Internet Protocol-Based Services

In the enterprise market, there is a continuing shift to IP-based based services and a growing adoption of VoIP and cable telephony services from time-division multiplexing (“TDM”) based protocols. Similarly, there is a shift from asynchronous transfer mode (“ATM”) and frame relay services to Ethernet IP-based services.

> Investment in Improved Networks and Expanded Service Offerings

Over the past several years, carriers of all sizes have begun to lean towards dismantling or significantly consolidating their TDM legacy networks in favour of more reliable and scalable IP Next Generation network platforms. Carriers are investing in networks to enable service convergence of voice, data and video solutions all onto one distribution and access network platform.

Traditionally, services that were separated across monolithic platforms have been converging to IP and Ethernet and examples of such applications have been proliferating across the industry. RBS launched several such applications, including SIP voice services along with a Virtual Call Centre service that allows end users to virtualize and consolidate services over a single Ethernet and IP platform.

> Proliferation of Big Data

With the increased speed and reliability afforded by fibre-based access services, in conjunction with cost effective and powerful on-demand cloud computing resources, organizations are better equipped than ever before to assemble and analyze incredibly large volumes of data captured from a seemingly endless number of inputs. This enables organizations to dramatically enhance the quality and effectiveness of their business intelligence. This allows businesses to analyze strategies and drive tactical decision making in real-time throughout the organization, be it, for example, focusing sales and resources to support micro-market strategies or improving customer service and loyalty. The increased volume and detail of information captured by organizations, and the rise of multimedia, social media, and the Internet-based applications will drive exponential growth in data demand for the foreseeable future.

> Data Centre Consolidation and Virtualization

The rapid change in data centre technologies, particularly regarding power density, virtualization and security, has led to a changing dynamic in the colocation market. Large enterprises and all levels of government are undergoing dramatic transformations to consolidate infrastructure to gain better efficiencies and scale in order to save costs, simplify management and improve security and performance. Recent data centre acquisitions in the carrier space have enabled far greater breadth and depth of service offerings. Similarly, enterprise solution requirements are moving into the physical and virtual realm of data storage and hosting for advanced service offerings like IaaS, SaaS, and Software Defined Networking (“SDN”).

The increasing acceptance in organizations to embrace and model virtualization through the proliferation of cloud services will continue to drive more advanced network functionality and require carriers to develop robust, scalable services and supportive dynamic network infrastructures.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

RBS Operating and Financial Results

Summarized RBS Financial Results

RBS’ total operating revenue declined due to the continued planned exit of the legacy business. However, operating expenses were reduced for the same reason, as well as a result of our strategic cost management and productivity improvement initiatives; which enabled RBS to deliver a year-over-year increase in adjusted operating profit.

Years ended December 31, (In millions of dollars, except margin)	2012	2011(1)	% Chg
Operating revenue
Next generation	$162	$128	27
Legacy	183	271	(32)
Service revenue	345	399	(14)
Equipment sales	6	6	–
Total operating revenue	351	405	(13)
Operating expenses	(262)	(319)	(18)
Adjusted operating profit(2)	$89	$86	3

Adjusted operating profit margin(2)	25.4%	21.2%
Additions to PP&E	$61	$55	11

(1)	The operating results of Atria Networks LP are included in the RBS results of operations from the date of its acquisition on January 4, 2011.
(2)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

RBS Operating Highlights for 2012

RBS continues to focus on achieving our strategic objectives as discussed earlier and noted the following operating highlights for the year ended December 31, 2012:

•

Underlying the 13% year-over-year overall decline in RBS revenues was a strong 27% growth of revenue associated with the on-net and next generation IP-based services portions of the business. This shift to higher margin on-net services enabled RBS to generate 3% growth in adjusted operating profit while expanding adjusted operating profit margins by 420 basis points year-over-year.

•

RBS announced the availability of SIP Trunking, a new IP-based voice solution for enterprises designed to complement its fibre-based Internet and WAN connectivity services. By merging voice services with a business data network, SIP Trunking solutions dynamically allocate bandwidth as needed to support voice and/or data needs depending upon capacity requirements during peak hours and also provide a platform for next generation IP-based video, mobile and productivity applications and services.

RBS Revenue

RBS’ revenues are generated from telephony, data networking and access services used by enterprise and government customers, and the sale of services on a wholesale basis to other telecommunications carriers.

The year-over-year decrease in RBS’ revenue for the year ended December 31, 2012 largely reflects the planned decline in certain categories of the lower margin off-net legacy business, offset by continued strong growth in the next generation IP and other on-net services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities utilizing its own and Cable’s network facilities to expand offerings to the medium and large-sized enterprise, public sector and carrier markets. The lower margin off-net legacy business, which includes long distance, local and certain legacy data services, continues to decline as expected and was down 32% year-over-year.

In comparison, the higher margin next generation business was up 27% year-over-year.

RBS Operating Expenses

RBS’ operating expenses consist of: (i) telecom and data networking equipment costs; and (ii) all other expenses incurred to operate the business on a day-to-day basis, service existing customer relationships and attract new subscribers.

Operating expenses decreased last year as a result of a planned decrease in the legacy service-related costs (e.g., lower leased facility costs), lower volumes and customer support-related spending levels, and strategic initiatives to improve RBS’ cost structure and productivity. RBS continues to implement permanent cost management and efficiency improvement initiatives to control its overall cost structure.

RBS Adjusted Operating Profit

The year-over-year growth in adjusted operating profit reflects RBS’ focus on growing its on-net next generation data revenue. This strategic shift has more than offset the planned declines in the lower margin legacy voice and data services. Cost reductions and efficiency initiatives across various functions have also contributed to higher operating profit margins.

42    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

MEDIA

Media Industry Trends

> Increased Competition

The Canadian media industry is highly-competitive, with a small number of competitors having significant scale and financial resources. In recent years, there has been increased consolidation of traditional media assets across the Canadian media landscape. The majority of players have become more vertically integrated to better enable the acquisition and monetization of premium content.

Consumers have also been shifting their media consumption towards digital media, mobile device usage and on-demand content. This has caused new business models to emerge and advertisers to shift portions of their spending to digital platforms.

Media’s ongoing success depends, among other things, on its ability to secure popular broadcasting programs and content at favourable prices; to maintain its high distribution level within the publishing industry; to leverage its premium content, brands and capabilities across multiple platforms; to adapt to and participate in the shift towards digital advertising; and to leverage its leadership in sports broadcasting.

The Canadian retail industry is inherently cyclical and subject to recessionary pressures. Media’s televised shopping network faces direct competition with traditional retail stores, catalogue retailers, Internet retailers, direct marketing retailers, mail order companies and other discount retailers. There is also a rapidly growing consumer trend towards online shopping, which has been a historic strength of Media’s televised shopping network. A rising number of traditional retailers now offer online shopping options, further intensifying competition in the sector.

The success of the Sports Entertainment business depends heavily on team performance and fan-based loyalty. Media competes with other professional league teams for fan-base and audience.

Media Operating and Financial Results

Summarized Media Financial Results

The following table summarizes Media’s financial results in the years ended December 31, 2012 and 2011.

Years ended December 31, (In millions of dollars, except margin)	2012	2011	% Chg
Operating revenue	$1,620	$1,611	1
Operating expenses	(1,430)	(1,431)	–
Adjusted operating profit(1)	$190	$180	6
Adjusted operating profit margin(1)	11.7%	11.2%
Additions to PP&E	$55	$61	(10)

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Media Operating Highlights for 2012

•

Media launched the City Saskatchewan television station following the acquisition of Saskatchewan Communications Network, marking another step in City’s geographic expansion towards a national footprint. Media also announced that City and Jim Pattison Broadcast Group signed long-term affiliate agreements that will deliver City programming to audiences on all three of Pattison’s television stations in western Canada.

•	On February 4, 2013, Media closed the agreement to acquire Metro 14 Montreal and the station was relaunched as City Montreal, which will enable the further expansion of the City broadcast TV network into the largest portion of the Quebec market. With the acquisitions and agreements put in place during 2012, City’s reach has increased by more than 20% to over 80% of Canadian households.

•

Media closed the acquisition of theScore Television Network and related television assets into a trust pending final approval from the CRTC. theScore is a national specialty TV service that provides sports news, information, highlights and live event programming. It is Canada’s third-largest specialty sports channel with 6.6 million television subscribers. The acquisition builds on Rogers’ rich history in sports broadcasting and reinforces our commitment to delivering premium sports content to audiences on their platform of choice. Subject to final regulatory approval from the CRTC, which is anticipated early in the first half of 2013, the television network will be rebranded under the Sportsnet umbrella.

•

Media advanced Rogers’ strategy of delivering highly sought-after sports content anywhere, anytime, on any platform by strengthening the value of its sports brand, Sportsnet, which is further enhanced by Rogers’ 37.5% investment in MLSE.

•	The Toronto Blue Jays made several off-season all-star calibre player acquisitions and other moves that significantly boost the team’s depth.

Media Revenue

Media’s revenue mainly consists of: (i) advertising revenue; (ii) circulation revenue; (iii) subscription revenue; (iv) retail product sales; and (v) ticket sales, receipts of MLB revenue sharing and concession sales associated with Rogers Sports Entertainment.

Media’s revenue increased modestly from 2011, primarily driven by revenue growth in our sports properties. Subscription revenue increased by 10% due to the strength of the Sportsnet franchise and overall distribution growth on our other specialty channels. In addition, revenue in Sports Entertainment grew 17% as a result of increased revenue related to the Toronto Blue Jays and successful events at the Rogers Centre. These increases were partially offset by a continued slow-growing advertising market across most industry sectors in the face of economic softness and global uncertainty that created ongoing volatility in advertising spending, as well as advertising declines in the later part of the year associated with the recently concluded NHL player lockout.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Media Operating Expenses

Media’s operating expenses mainly consist of: (i) the cost of retail products sold by The Shopping Channel and Sports Entertainment; (ii) broadcast content costs; (iii) Blue Jays player payroll; and (iv) other expenses incurred to operate the business on a day-to-day basis.

Media’s operating costs decreased modestly from 2011. This was due to lower publishing costs, lower sports programming costs and significant cost efficiencies achieved across most of Media’s divisions. The lower sports programming costs were primarily related to the NHL player lockout, as no NHL games were produced or aired during the first half of the 2012-2013 season. The decreased costs were partially offset by planned increases in conventional television programming, as Media continues to secure rights to premium and exclusive content on its broadcast and digital platforms to improve audience ratings in key demographics. Excluding the impact of the NHL player lockout, operating expenses would have increased by approximately 3% year-over-year.

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for 2012, compared to 2011, primarily reflects the revenue and expense changes discussed in the preceding sections, including an estimated $30 million of net positive impact of the NHL player lockout.

Media Acquisitions

In October 2012, Media completed the purchase of 100% of the outstanding shares of Score Media Inc. for $167 million. The shares of Score Media were transferred to an interim CRTC-approved trust which is responsible for the independent management of the business in the normal course of operations until CRTC final approval is obtained, at which point control over theScore Media business will transfer to Rogers. Score Media owns theScore Television Network, a national specialty TV service providing sports news, information, highlights and live event programming across Canada. Upon final regulatory approval, which is anticipated in the first half of 2013, Rogers will wholly own and control theScore Television Network and its related television assets, and expects to rebrand it under the Sportsnet brand.

On February 4, 2013, Media closed the agreement to acquire Metro14 Montreal for approximately $10 million.

Other Media Developments

The Toronto Blue Jays made several off-season all-star calibre player acquisitions and other moves that will significantly boost the team’s depth. The 2012 season demonstrated a renewed appetite for baseball in the city of Toronto, with increased ticket sales, merchandise sales and viewership. The growing revenue helped enable the off-season investments, which are consistent with Rogers Media’s sports-focused strategy to significantly improve game attendance, merchandising and Sportsnet ratings.

VIDEO

As of June 2012, Rogers’ retail stores no longer rent or sell DVDs and games and now focus exclusively on sales and service relating to Rogers’ wireless and cable products. The second quarter of 2012 was the last period for operations of the Video sub-segment of the Cable segment, with the remnants of that business now treated as discontinued operations for accounting and reporting purposes.

CORPORATE

Acquisitions and New Initiatives

In an ongoing effort to maximize subscribers, operating profit and return on invested capital as part of our strategy to be Canada’s leading diversified communications and media company, Rogers initiated or completed the following acquisitions and initiatives during 2012:

> Investment in Maple Leaf Sports & Entertainment

On August 22, 2012, along with BCE Inc., we closed the joint acquisition of a net 75% equity interest in MLSE from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies which owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other real estate and entertainment assets. Rogers’ net cash investment was $540 million, representing a 37.5% equity interest in MLSE.

> Banking Licence

In 2011, we applied for a banking licence as required under the federal Bank Act to enable Rogers to engage in credit card and other mobile payment services. During 2012, key management with extensive experience in credit card operations joined the company and third party vendors were selected to support the operations. We expect to receive our licence from the Office of the Superintendent of Financial Institutions (OSFI) in mid-2013.

> Rogers Smart Home Monitoring

Rogers Smart Home Monitoring is an advanced real-time home monitoring, automation and security service. It allows for remote access, monitoring and control from Internet-connected computers and smartphones, as well as real-time alerts and remote viewing. Rogers is in the early stage of developing and deploying this product. The product is generally marketed and installed by Cable.

44    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

> OutRank

We announced the exclusive availability of OutRank in Canada, a new, best-in-class online marketing solution for small businesses currently without a web presence. With OutRank, local businesses can easily get a website, paid search marketing, search engine optimization and a performance dashboard, all for an affordable price. The service helps small businesses generate inbound phone calls and e-mails by marketing them online where consumers are searching for their services. OutRank was selected by Google to join the AdWords Premier SMB Partner Program, the first Canadian-owned and operated company in the program.

CONSOLIDATED ANALYSIS

We review the results of the following items below adjusted operating profit on a consolidated basis.

Years ended December 31, (In millions of dollars)	2012	2011	% Chg
Adjusted operating profit(1)	$4,834	$4,739	2
Stock-based compensation expense	(77)	(64)	20
Integration, restructuring and acquisition expenses	(92)	(56)	64
Settlement of pension obligations	–	(11)	n/m
Operating profit(1)	4,665	4,608	1
Depreciation and amortization	(1,819)	(1,743)	4
Impairment of assets	(80)	–	n/m
Operating income	2,766	2,865	(3)
Finance costs	(664)	(738)	(10)
Other income, net	15	1	n/m
Share of the income of associates and joint ventures	235	7	n/m
Income before income taxes	2,352	2,135	10
Income tax expense	(620)	(545)	14
Net income from continuing operations	1,732	1,590	9
Loss from discontinued operations	(32)	(27)	19
Net income	$1,700	$1,563	9

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless, Cable, RBS and Media increased for 2012 compared to 2011. For discussions of the results of operations of each of these segments, refer to the respective segment discussions.

Consolidated adjusted operating profit climbed to $4,834 million, from $4,739 million in the prior year. These amounts for 2012 and 2011, respectively, exclude: (i) stock-based compensation expense of $77 million and $64 million; (ii) integration, restructuring and acquisition expenses of $92 million and $56 million; and (iii) settlement of pension obligations of $nil and $11 million.

Stock-Based Compensation

The year-over-year increase in our stock-based compensation is primarily attributable to the rise in the RCI.b stock price on the Toronto Stock Exchange (“TSX”), which is used in determining the fair value of our stock-based compensation liability at year-end.

Stock-based compensation expense increased to $77 million, from $64 million in 2011, mainly related to the stock price increase of $5.91 during 2012. The expense in a given period is generally determined by the vested options and units valued at the current market price. Approximately $47 million of the expense was related to the change in market value of RCI stock compared to December 31, 2011.

At December 31, 2012, we had a liability of $195 million (2011 – $194 million) related to stock-based compensation recorded at its fair value, including stock options, restricted share units and deferred share units. During 2012, $76 million (2011 – $45 million) was paid to holders of stock options, restricted share units and deferred share units upon exercise. All of the stock option exercises were executed at the election of the option holders through the exercise of the optional share appreciation right (“SAR”) feature. We may use derivative instruments from time to time to manage our exposure to market-based fluctuations in our stock-based compensation expense.

Integration, Restructuring and Acquisition Expenses

During 2012, we incurred $92 million of integration, restructuring and acquisition expenses associated with initiatives aimed at improving our cost structure related to: (i) severance costs associated with the targeted restructuring of our employee base ($89 million); and (ii) acquisition transaction costs incurred and the integration costs of acquired businesses ($3 million).

During 2011, we incurred $56 million of integration, restructuring and acquisition expenses associated with initiatives to improve our cost structure related to: (i) severance costs associated with the targeted restructuring of our employee base ($42 million); (ii) acquisition transaction costs incurred and the integration of acquired businesses ($4 million); and (iii) the closure of certain retail stores and lease exit costs ($10 million).

Settlement of Pension Obligations

During 2011, we incurred a non-cash loss from the settlement of pension obligations of approximately $11 million resulting from a lump-sum contribution of approximately $18 million to our pension plans, following which the pension plans purchased approximately $68 million of annuities from insurance companies for all employees who had retired between January 1, 2009 and January 1, 2011. See the section below “Pension Plans Purchase of Annuities”.

Depreciation and Amortization Expense

The year-over-year increase in depreciation and amortization reflects an increase in depreciation on PP&E that is largely related to the acceleration of depreciation on certain network transmission assets and the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities. This was mostly offset by a decrease in depreciation expense of $90 million due to an increase in the estimated useful life made in July 2012 of certain network and information technology assets.

Impairment of Assets

Late in 2012, we recorded an $80 million impairment charge in the Media segment, consisting of $67 million in goodwill, $8 million in broadcast licences and $5 million in program rights, using a combination of value in use and fair value less costs to sell methodologies with pre-tax discount rates of approximately 10%. The recoverable amounts of the cash generating units declined in 2012 primarily due to the weakening of advertising revenue in certain markets. There was no impairment of assets during 2011.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs

The finance costs are as follows:

Years ended December 31, (In millions of dollars)	2012	2011	% Chg
Interest on long-term debt	$(691)	$(668)	3
Loss on repayment of long-term debt	–	(99)	n/m
Foreign exchange (loss) gain	9	(6)	n/m
Change in fair value of derivative instruments	(1)	14	n/m
Capitalized interest	28	29	(3)
Other	(9)	(8)	13
Total finance costs	$(664)	$(738)	(10)

The $23 million increase in interest expense during 2012 reflects a comparative increase in the principal amount of long-term debt partially offset by the comparative decrease in the weighted average interest rate on long-term debt compared to the previous year. The change in principal and weighted-average interest rate primarily reflects the refinancing activities completed in the second quarter of 2012. See the section below “Liquidity and Capital Resources”.

During 2011, we recorded a loss upon the early repayment of long-term debt of $99 million, consisting of: (i) redemption premiums of $76 million related to the redemption of two public debt issues; (ii) a net loss on the termination of the related cross-currency interest rate exchange agreements (“Debt Derivatives”) of $22 million; and (iii) a write-off of deferred transaction costs of $2 million. This was partially offset by a gain of $1 million relating to the non-cash write-down of the fair value increment of long-term debt. (See the section below “Debt Issuances and Redemptions”)

During 2012, the Canadian dollar strengthened by 2.2 cents versus the U.S. dollar, resulting in a foreign exchange gain of $9 million, primarily related to our US$350 million of Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes. Much of this foreign exchange gain is offset by the coincident change in the fair value of the associated Debt Derivatives as discussed below. During 2011, the Canadian dollar weakened by 2.2 cents versus the U.S. dollar, resulting in a foreign exchange loss of $6 million, primarily related to our US$350 million of Senior Notes due 2038 for which the associated Debt Derivatives have not been designated as hedges for accounting purposes.

The expense for the change in the fair value of derivative instruments during 2012 was primarily the result of (i) a non-cash gain on the change in fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes combined with (ii) a non-cash loss pertaining to an estimate of the relative hedge ineffectiveness of Debt Derivatives that have been designated as hedges for accounting purposes.

Other Income, Net

Other income of $15 million in 2012 was primarily associated with investment income and expenses from certain investments, compared to income of $1 million in 2011.

Share of the Income of Associates and Joint Ventures

During 2012, we acquired certain 2500 MHz spectrum from Inukshuk, a 50% owned joint venture. As a result, we recorded a gain of $233 million, being the portion of the gain that related to the spectrum licences sold to the non-related venturer. The remaining income of $2 million was primarily due to our equity interest in various investments, offset by the equity loss in MLSE.

Income Tax Expense

Our effective income tax rate for 2012 and 2011 was 26.4% and 25.5%, respectively. The 2012 effective income tax rate did not differ from the 2012 statutory income tax rate of 26.4%. This is primarily due to several offsetting adjustments to our 2012 tax expense. The most significant favourable adjustments resulted from the realization of capital gains, only 50% of which are taxable, and the utilization of losses that were not previously recognized. These amounts were offset by a tax charge relating to the revaluation of our net deferred tax liability to reflect an increase in tax rates and adjustments in respect of non-deductible expenses.

The 2011 effective income tax rate was less than the 2011 statutory income tax rate of 28.0%, primarily due to income tax recoveries of $28 million and $31 million relating to tax rate changes.

In 2012, we paid $380 million in income taxes, up from $99 million in the previous year. With respect to cash income tax payments as opposed to accounting income tax expense, we utilized substantially all of our remaining non-capital income tax loss carryforwards in 2012. This combined with legislative changes to eliminate the deferral of partnership income led to the sizeable increase last year in our cash income tax payment, a trend we estimate will continue during 2013 as detailed in the section “2013 Financial Outlook and Targets”. While both of these items impact the timing of cash taxes, neither is expected to have a material impact on our income tax expense for accounting purposes.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

Years ended December 31, (In millions of dollars, except tax rate)	2012	2011
Statutory income tax rate	26.4%	28.0%

Income before income taxes	$2,352	$2,135

Computed income tax expense	$621	$598
Increase (decrease) in income taxes resulting from:

Recognition of previously unrecognized deferred tax assets	(22)	(12)
Non-taxable portion of capital gains	(61)	–
Revaluation of deferred tax balances due to legislative changes	54	(28)
Tax rate differential on origination and reversal of temporary differences	–	(31)
Impairment on goodwill and intangible assets	11	–
Stock-based compensation	9	4
Other items	8	14
Income tax expense	$620	$545
Effective income tax rate	26.4%	25.5%

46    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

Net Income from Continuing Operations and Adjusted Net Income

The table below reconciles net income from continuing operations to adjusted net income:

Years ended December 31, (In millions of dollars, except per share amounts)	2012	2011	% Chg
Net income from continuing operations	$1,732	$1,590	9
Loss from discontinued operations	(32)	(27)	19
Net income	1,700	1,563	9

Net income from continuing operations	$1,732	$1,590	9
Add (deduct):
Stock-based compensation expense	77	64	20
Integration, restructuring and acquisition expenses	92	56	64
Settlement of pension obligations	–	11	n/m
Loss on repayment of long-term debt	–	99	n/m
Impairment of assets	80	–	n/m
Gain on spectrum distribution	(233)	–	n/m
Income tax impact of above items	(14)	(56)	(75)
Income tax adjustment, legislative tax change	54	(28)	n/m
Adjusted net income(1)	$1,788	$1,736	3
Adjusted basic earnings per share(1)	$3.45	$3.20	8
Adjusted diluted earnings per share(1)	3.43	3.17	8

(1)	See the section “Key Performance Indicators and Non-GAAP Measures”.

The $142 million year-over-year increase in net income from continuing operations is due to the growth in adjusted operating profit of $95 million, the gain on spectrum distribution of $233 million and the decrease in loss on repayment of long-term debt of $99 million, partially offset by an increase in impairment of assets of $80 million, depreciation and amortization of $76 million, restructuring costs of $36 million and an income tax expense of $75 million.

Excluding non-recurring items, last year’s $52 million increase in adjusted net income is primarily due to the growth in adjusted operating profit of $95 million and decrease in income tax expense of $49 million, partially offset by increase in depreciation and amortization of $76 million.

Discontinued Operations

As discussed in the Cable segment section, the second quarter of 2012 was the last period of operations for our Video business, the remnants of which are now treated as discontinued operations for accounting and reporting purposes.

ADDITIONS TO PP&E

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the telecommunications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. Our management focus is more on managing additions to PP&E than on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under IFRS.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

Additions to PP&E for the different segments are described below:

Years ended December 31, (In millions of dollars)	2012	2011	% Chg
Additions to PP&E
Wireless	$1,123	$1,192	(6)
Cable	832	748	11
RBS	61	55	11
Media	55	61	(10)
Corporate	71	71	–
Total additions to PP&E	$2,142	$2,127	1

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Wireless Additions to PP&E

Wireless PP&E additions for 2012 reflect our strategy to maintain our leadership in Wireless network deployment, with spending to extend our LTE footprint, improve the user experience and network reliability.

Wireless segment capital expenditures decreased year-over-year by 6%, or $69 million, to $1,123 million and Wireless capital intensity improved to 17%, from 18% in 2011. The decrease in Wireless additions to PP&E is attributable to increased spending on the continued deployment of our LTE network, offset by lower HSPA+ capacity investments and the timing of spend on cell site construction, customer billing systems and the development costs of the Rogers One Number service incurred in the prior year.

Cable Additions to PP&E

The Cable segment capital expenditures increased year-over-year by $84 million, or 11%, during 2012 to $832 million, and accordingly, Cable’s capital intensity increased to 25% from 23% in 2011. This increase was driven by continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added. Higher analog to digital subscriber migration activity and investments in customer premise equipment related to the Next Box 2.0 program also contributed to the increase in additions to PP&E, partially offset by timing of spend on projects related to customer billing systems.

RBS Additions to PP&E

The increase in RBS PP&E additions for 2012 reflects increased activity and timing of expenditures on customer networks and support capital.

Media Additions to PP&E

Media’s PP&E additions during 2012 primarily reflects expenditures on digital and broadcast systems and infrastructure upgrades for Sports Entertainment facilities.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. At December 31, 2012, we had 26,801 (2011 – 28,745) employees across all of our operating groups, including our shared services organization and corporate office. Total salaries and benefits for employees (both full and part-time) in 2012 was approximately $1,813 million, up from $1,742 million in 2011. This was due to higher baseball player costs, higher employee benefit costs and an increase in stock-based compensation expense compared to 2011 due to a larger increase in our stock price.

48    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

SUMMARY OF QUARTERLY RESULTS AND KEY PERFORMANCE INDICATORS

The following table contains our quarterly consolidated financial results and key performance indicators for 2012 and 2011.

Quarterly Consolidated Financial Summary

	2012					2011
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1

Operating revenue
Wireless	$7,280	$1,920	$1,889	$1,765	$1,706	$7,138	$1,826	$1,832	$1,759	$1,721
Cable	3,358	852	838	843	825	3,309	838	826	832	813
RBS	351	88	86	90	87	405	93	96	100	116
Media	1,620	434	392	440	354	1,611	428	407	437	339
Corporate items and intercompany eliminations	(123)	(33)	(29)	(32)	(29)	(117)	(30)	(30)	(31)	(26)
Total operating revenue	12,486	3,261	3,176	3,106	2,943	12,346	3,155	3,131	3,097	2,963

Adjusted operating profit (loss)(1)
Wireless	3,063	687	843	796	737	3,036	670	815	761	790
Cable	1,605	421	403	403	378	1,549	403	367	397	382
RBS	89	27	22	22	18	86	20	19	21	26
Media	190	75	50	79	(14)	180	44	55	91	(10)
Corporate items and intercompany eliminations	(113)	(34)	(30)	(24)	(25)	(112)	(36)	(29)	(26)	(21)
Adjusted operating profit(1)	4,834	1,176	1,288	1,276	1,094	4,739	1,101	1,227	1,244	1,167
Stock-based compensation (expense) recovery	(77)	(57)	(26)	12	(6)	(64)	(34)	19	(41)	(8)
Integration, restructuring and acquisition expenses	(92)	(10)	(7)	(33)	(42)	(56)	(20)	(15)	(17)	(4)
Settlement of pension obligations	–	–	–	–	–	(11)	–	–	(11)	–
Operating profit(1)	4,665	1,109	1,255	1,255	1,046	4,608	1,047	1,231	1,175	1,155
Depreciation and amortization	(1,819)	(453)	(437)	(466)	(463)	(1,743)	(454)	(427)	(444)	(418)
Impairment of assets	(80)	(80)	–	–	–	–	–	–	–	–
Operating income	2,766	576	818	789	583	2,865	593	804	731	737
Finance costs	(664)	(176)	(169)	(159)	(160)	(738)	(158)	(146)	(166)	(268)
Share of income (loss) of associates and joint ventures	235	237	(8)	3	3	7	3	1	–	3
Other income (expense), net	15	4	2	4	5	1	(6)	–	5	2
Net income before income taxes	2,352	641	643	637	431	2,135	432	659	570	474
Income tax expense	(620)	(112)	(177)	(224)	(107)	(545)	(97)	(162)	(157)	(129)
Net income from continuing operations	$1,732	$529	$466	$413	$324	$1,590	$335	$497	$413	$345
Loss from discontinued operations	(32)	–	–	(13)	(19)	(27)	(8)	(6)	(3)	(10)
Net income	$1,700	$529	$466	$400	$305	$1,563	$327	$491	$410	$335

Earnings per share from continuing operations:
Basic	$3.34	$1.03	$0.90	$0.79	$0.62	$2.93	$0.63	$0.92	$0.76	$0.62
Diluted	$3.32	$1.02	$0.90	$0.77	$0.61	$2.91	$0.63	$0.88	$0.75	$0.62

Earnings per share:
Basic	$3.28	$1.03	$0.90	$0.77	$0.58	$2.88	$0.61	$0.91	$0.75	$0.60
Diluted	$3.26	$1.02	$0.90	$0.75	$0.57	$2.86	$0.61	$0.87	$0.74	$0.60

Net income	$1,700	$529	$466	$400	$305	$1,563	$327	$491	$410	$335
Loss from discontinued operations	32	–	–	13	19	27	8	6	3	10
Net income from continuing operations	$1,732	$529	$466	$413	$324	$1,590	$335	$497	$413	$345
Add (deduct):
Stock-based compensation expense (recovery)	77	57	26	(12)	6	64	34	(19)	41	8
Integration, restructuring and acquisition expenses	92	10	7	33	42	56	20	15	17	4
Settlement of pension obligations	–	–	–	–	–	11	–	–	11	–
Loss on repayment of long-term debt	–	–	–	–	–	99	–	–	–	99
Impairment of assets	80	80	–	–	–	–	–	–	–	–
Gain on spectrum distribution	(233)	(233)	–	–	–	–	–	–	–	–
Income tax impact of above items	(14)	12	(4)	(10)	(12)	(56)	(11)	(4)	(13)	(28)
Income tax adjustment, legislative tax change	54	–	–	54	–	(28)	(28)	–	–	–
Adjusted net income(1)	$1,788	$455	$495	$478	$360	$1,736	$350	$489	$469	$428

Adjusted earnings per share from continuing operations(1):
Basic	$3.45	$0.88	$0.96	$0.92	$0.69	$3.20	$0.66	$0.90	$0.86	$0.77
Diluted	$3.43	$0.88	$0.96	$0.91	$0.68	$3.17	$0.66	$0.90	$0.85	$0.77

Additions to PP&E	$2,142	$707	$528	$458	$449	$2,127	$653	$559	$520	$395
Pre-tax free cash flow	$2,029	$296	$589	$656	$488	$1,973	$289	$510	$564	$610

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Fourth Quarter 2012 Results

In the fourth quarter of 2012, consolidated operating revenue increased by 3% to $3,261 million, compared to $3,155 million in the same period in 2011. We experienced revenue growth of 5% in Wireless, 2% in Cable and 1% in Media, partially offset by the 5% decline in RBS revenue. Consolidated fourth quarter adjusted operating profit increased 7% year-over-year to $1,176 million, with 3% growth at Wireless, 4% growth at Cable, 70% growth at Media and 35% growth at RBS. The fourth quarter results generally reflect improvements made over the year to enhance our cost structure and to reaccelerate the rate of revenue growth. The results also reflect a temporary net benefit at Media due to the recently resolved NHL player lockout, which contributed to reductions in sports broadcasting costs as no NHL games were produced or aired in the fourth quarter.

During the fourth quarter of 2012, we recorded net income from continuing operations of $529 million, with basic and diluted earnings per share from continuing operations of $1.03 and $1.02, respectively, compared to a net income from continuing operations of $335 million, with basic and diluted earnings per share from continuing operations of $0.63, respectively, in the corresponding period of 2011.

Impact of Trends on Quarterly Results

In addition to the seasonal trends described above, revenue and operating profit across all of our businesses can fluctuate from changes in general economic conditions.

The quarterly trends in Wireless revenue and operating profit reflect the growing number of wireless voice and data subscribers, increased handset subsidies driven by the consumer shift towards smartphones, and a modest decrease in blended ARPU reflective of ongoing changes in wireless voice pricing. Wireless has continued its strategy of targeting higher value postpaid subscribers, which has also contributed to the significantly heavier mix of postpaid versus prepaid subscribers. Growth in both our customer base and overall market penetration have been accompanied by coincident increases over time in customer service, retention, credit and collection costs. However, much of these cost increases have been offset by operating efficiency gains.

The quarterly trends in Cable services revenue and operating profit increases are primarily due to greater penetration and usage of its Internet, digital and telephony products and services, combined with pricing changes made over the past year.

The quarterly trends in RBS operating profit margin primarily reflect the ongoing shift from lower-margin off-net legacy long distance and data services to higher-margin on-net next generation IP-based services.

The quarterly trends in Media’s results are generally attributable to continual investment in prime-time programming, increased subscriber fees and fluctuations in advertising and consumer market conditions.

Impact of Seasonality on Quarterly Results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Wireless, Cable and Media each have unique seasonal aspects to their businesses:

•

Wireless’ operating results are influenced by the timing of our marketing/promotional expenditures and higher levels of subscriber additions and subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods. Such heightened activity generally occurs during the third and fourth quarters, and can also occur or be accentuated by the launch of popular new wireless handset models.

•

Cable’s operating results are subject to modest seasonal fluctuations in subscriber additions and disconnections. Typically, this is caused by movements of university and college students and individuals temporarily suspending service for extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter.

•

The seasonality at Media is a result of fluctuations in advertising and related retail cycles related to periods of increased consumer activity and to the Major League Baseball season, where revenues and expenses are concentrated in the spring, summer and fall months.

RBS does not generally have any unique seasonal aspects to its business.

Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets and changes in income tax expense, as described above.

50    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

4.	CONSOLIDATED LIQUIDITY AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES

The following table shows the summary of consolidated cash flows:

Years ended December 31, (In millions of dollars)	2012	2011	% Chg
Cash provided by operating activities	$3,421	$3,791	(10)
Less:
Cash used in investing activities	(2,834)	(2,831)	–
Cash used in financing activities	(317)	(972)	(67)
Change in cash and cash equivalents	$270	$(12)	n/m

Cash Provided by Operating Activities

For 2012, cash provided by operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $4,729 million, from $4,698 million in 2011. Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for 2012, cash generated from operations was $3,421 million, compared to $3,791 million in 2011. The increase in non-cash working capital and other items for 2012 primarily includes:

•

cash used for non-cash working capital items of $248 million, up $79 million from 2011. These items include a $131 million increase in other assets primarily due to the increase in inventory and other prepaids and a $140 million decrease in accounts payable and accrued liabilities; and

•	income taxes paid of $380 million, an increase of $281 million over 2011, as a result of using nearly all of our remaining income tax loss carryforwards.

Cash Used in Investing Activities

Cash used in investing activities was $2,834 million, compared to $2,831 in 2011, and includes:

•	additions to PP&E of $2,006 million, including $136 million of related changes in non-cash working capital;

•	net investments of $707 million for acquiring theScore and our 37.5% interest in MLSE; and

•	payments of program rights and other investments of $121 million.

Cash Used in Financing Activities

Cash used in financing activities was $317 million, compared to $972 million in 2011, and includes:

•	$1.1 billion in proceeds from issuance of long-term debt;

•	$250 million net repayment of bank debt;

•	$350 million for purchase for cancellation of Class B Non-Voting shares; and

•	$803 million payment of dividends.

Taking into account the opening bank advances of $57 million at the beginning of 2012 and the activities described above, the cash and cash equivalents at December 31, 2012 were $213 million.

Bank Credit Facilities

In July 2012, Rogers entered into a new, five-year $2.0 billion syndicated bank credit facility maturing in July 2017. It replaces Rogers’ prior $2.4 billion bank credit facility that was set to expire in July 2013, extending Rogers’ long-term liquidity. The new bank credit facility is used for general corporate purposes.

At December 31, 2012, there were no advances outstanding under this facility and our cash and cash equivalents were $213 million that, together with the committed funding available under the accounts receivable securitization program discussed below, provides for $3.1 billion of available liquidity.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounts Receivable Securitization Program

On December 31, 2012 we entered into an accounts receivable securitization program. It enables us to sell certain trade receivables into the program with the proceeds recorded in current liabilities as revolving floating rate loans of up to $900 million. We will continue to service these accounts receivables and they will continue to be recorded in current assets on our Statement of Financial Position.

The terms of the Company’s accounts receivable securitization program are committed until its expiry on December 31, 2015. Initial funding was received on January 14, 2013. The buyer’s interest in these trade receivables ranks ahead of the Company’s interest. The buyer of the Company’s trade receivables has no further claim on any of our other assets.

Debt Issuances and Redemptions

In June 2012, we issued $500 million of 3.0% Senior Notes due 2017 (the “2017 Notes”) and $600 million of 4.0% Senior Notes due 2022 (the “2022 Notes”). The net proceeds from the offering were $1,091 million after deducting the original issue discount and debt issuance costs. The net proceeds were used to repay outstanding advances under our bank credit facility and for general corporate purposes, which included funding a portion of our ownership interest in MLSE.

In March 2011, we issued $1,450 million of 5.34% Senior Notes due 2021 and $400 million of 6.56% Senior Notes due 2041. The net proceeds from the offerings were approximately $1,840 million after deducting the original issue discount and debt issuance costs. The net proceeds were used to fund the March 2011 redemption of two public debt issues maturing in 2012, together with the termination of the associated Debt Derivatives and to partially repay outstanding advances under our bank credit facility.

In March 2011, we also redeemed the outstanding principal amount of our US$350 million 7.875% Senior Notes due 2012 and the outstanding principal amount of our US$470 million 7.25% Senior Notes due 2012. Concurrently with the redemptions of these senior notes, we terminated the associated Debt Derivatives. The total cash expenditure was approximately $1,208 million, consisting of $878 million for the redemption of the senior notes and $330 million to terminate the Debt Derivatives.

Share Repurchases

In February 2012, we renewed our normal course issuer bid (“NCIB”) to repurchase Class B Non-Voting shares of RCI for a further one-year period. This allows us to purchase up to the lesser of 36.8 million Class B Non-Voting shares, representing approximately 9% of the then-issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion.

During 2012, we purchased for cancellation 9,637,230 Class B Non-Voting shares for $350 million. All of these shares were purchased directly under the NCIB.

During 2011, we purchased for cancellation 30,942,824 Class B Non-Voting shares for $1,099 million. Of these shares, 21,942,824 were purchased for cancellation directly under the NCIB for $814 million, and the remaining 9,000,000 were purchased for cancellation pursuant to private agreements with arm’s-length third party sellers for $285 million.

In February 2013, RCI filed a notice with the TSX of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period. Subject to acceptance by the TSX, the TSX notice provides that RCI may, during the twelve-month period, commencing February 25, 2013 and ending February 24, 2014, purchase on the TSX, the New York Stock Exchange (“NYSE”) and/or alternate trading systems up to the lesser of 35.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million.

The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by management considering market conditions, stock prices, our cash position and other factors.

Capital Resources

Our capital resources consist primarily of cash flow from operations, cash and cash equivalents, available lines of credit, accounts receivable securitization and long-term debt issuances.

This information is forward-looking and should be read in conjunction with the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and the related disclosures for the various economic, competitive and regulatory assumptions, factors and risks that could cause actual future financial and operating results to differ from those currently expected.

On a consolidated basis, we anticipate that we will generate a net cash surplus in 2013 from our operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2013, including the funding of dividends on our common shares, taking into account cash from operations and the amount available under our $2.0 billion bank credit facility and our $900 million accounts receivable securitization program. At December 31, 2012, there were no restrictions on the flow of funds between subsidiary companies or between RCI and any of its subsidiaries.

In the event that we require additional funding, we believe that any such funding requirements may be satisfied by issuing additional debt financing, which may include the restructuring of our existing bank credit facility or issuing public or private debt or amending the terms of our accounts receivable securitization program or issuing equity, all depending on market conditions. In addition, we may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

52    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

Covenant Compliance

We are currently in compliance with all of the covenants under our debt instruments. At December 31, 2012, there were no financial leverage covenants in effect other than those pursuant to our bank credit facility (see Note 17(h) to the 2012 Audited Consolidated Financial Statements). Based on our most restrictive leverage covenants, we would have had the capacity to issue up to approximately $10.9 billion of additional long-term debt at December 31, 2012.

Shelf Prospectuses

Rogers has two outstanding shelf prospectuses with securities regulators to qualify debt securities of RCI, one for the sale of up to $4 billion of debt securities in Canada and the other for the sale of up to US$4 billion in the U.S. and Ontario. Each of the shelf prospectuses expires in January 2014.

Credit Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs and liquidity. Specifically, credit ratings may affect our ability to obtain short-term and long-term financing and the terms of such financing. A reduction in the credit ratings on our debt by the rating agencies, particularly a downgrade below investment grade ratings, could adversely affect our cost of financing and our access to sources of liquidity and capital.

In May 2012, Standard & Poor’s Ratings Services affirmed the corporate credit rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook, and assigned its BBB rating to each of the 2017 Notes and the 2022 Notes.

In May 2012, Fitch Ratings affirmed the issuer default rating for RCI to be BBB and the rating for RCI’s senior unsecured debt to be BBB, each with a stable outlook, and assigned its BBB rating to each of the 2017 Notes and the 2022 Notes.

In May 2012, Moody’s Investor Service affirmed the corporate credit rating for RCI to be Baa1 and the rating for RCI’s senior unsecured debt to be Baa1, each with a stable outlook, and assigned its Baa1 rating to each of the 2017 Notes and the 2022 Notes.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa, in the case of Moody’s, which represents the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s, and Substantial Risk, in the case of Fitch, which represents the lowest quality of securities rated. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the rated securities, nor do such ratings provide comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa1 from Moody’s all represent investment grade ratings.

Employee Benefit Plan Funding

Our pension plans had a deficiency on a solvency basis at December 31, 2012 of approximately $334 million, and are expected to have a deficiency on a solvency basis at December 31, 2013. Consequently, in addition to our regular contributions, we are making certain minimum monthly special payments to eliminate the solvency deficiency. In 2012, the special payments, including contributions associated with benefits paid from the plans, totalled approximately $10 million. In 2013, our total estimated funding requirements are expected to be $96 million, and will be subject to annual adjustments thereafter based on various market factors and staffing assumptions.

As further discussed in the section “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

Pension Plans Purchase of Annuities

From time to time the Company has made additional lump-sum contributions to our pension plans and, in turn, the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain retired employees in the pension plans. The purchase of the annuities relieves us of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees.

In 2012, we did not make any additional lump-sum contributions to our pension plans and the pension plans did not purchase additional annuities.

In 2011, we made a lump-sum contribution of $18 million to our pension plans, following which the pension plans purchased $68 million of annuities from insurance companies for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011. The non-cash settlement loss arising from this settlement of pension obligations was $11 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DIVIDENDS ON RCI EQUITY SECURITIES

In February 2013, Rogers’ Board of Directors approved an annualized dividend rate of $1.74 per Class A Voting and Class B Non-Voting share, effective immediately, to be paid in quarterly amounts of $0.435. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto. This follows the increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting shares in February 2012.

In 2012, we declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares. We paid an aggregate amount of $803 million in cash dividends, an increase of $45 million from 2011.

We have declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares during the past two years, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)
February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204

We currently expect that the dividend record and payment dates for the 2013 declaration of dividends, subject to the declaration by our Board each quarter at their sole discretion, would be as follows:

Record date	Payment date
March 15, 2013	April 2, 2013
June 14, 2013	July 3, 2013
September 13, 2013	October 2, 2013
December 13, 2013	January 2, 2014

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT

Foreign Currency Forward Contracts

In July 2011, we entered into an aggregate US$720 million of foreign currency forward contracts to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”, and together with Debt Derivatives, “Derivatives”). The Expenditure Derivatives fix the exchange rate on an aggregate US$20 million per month of our forecast expenditures at an average exchange rate of Cdn$0.9643/US$1 from August 2011 through July 2014. As at December 31, 2012, US$380 million of these Expenditure Derivatives remain outstanding, all of which qualify for and have been designated as hedges for accounting purposes.

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures given that we include all Debt Derivatives hedging our U.S. dollar-denominated debt, whether or not they qualify as hedges for accounting purposes. Debt

Derivatives are used for risk-management purposes only. The Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Debt Derivatives, regardless of qualifications for accounting purposes as a hedge.

At December 31, 2012, 100% of our U.S. dollar-denominated debt was hedged on an economic basis, while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Debt Derivatives hedging our US$350 million Senior Notes due 2038 do not qualify as hedges for accounting purposes.

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Consolidated Hedged Debt Position

(In millions of dollars, except percentages)	December 31, 2012		December 31, 2011
U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$4,230
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$4,230
Hedged exchange rate		1.1340		1.1340
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$11,447	Cdn	$10,597
Total long-term debt at fixed rates	Cdn	$11,447	Cdn	$10,347
Percent of long-term debt fixed		100.0%		97.6%
Weighted average interest rate on long-term debt		6.06%		6.22%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2012, and December 31, 2011, RCI accounted for 91.7% of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on December 31, 2012, 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes compared to 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation using treasury-related discount rates together with an estimated bond spread for the relevant term and counterparty for each Derivative. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties. At December 31, 2012, details of the derivative instruments net liability are as follows:

(In millions of dollars)	U.S. $ notional	Exchange rate	Cdn $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,600	1.0252	$1,640	$34
As liabilities	2,280	1.2270	2,798	(561)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	3
Net mark-to-market liability Debt Derivatives				(524)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	380	0.9643	366	13
Total				(511)

Less net current liability portion				(136)

Net long-term liability portion				$(375)

Long-Term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivative liabilities at the estimated credit-adjusted mark-to-market valuation is calculated as follows:

(In millions of dollars)	December 31, 2012	December 31, 2011
Long-term debt(1)	$10,858	$10,102
Net derivative liabilities for Debt Derivatives(2)	$524	$499
Total	$11,382	$10,601

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

OUTSTANDING COMMON SHARE DATA

Set out below is our outstanding common share data at fiscal year-end for 2012 and 2011. In 2012, we purchased an aggregate 9,637,230 Class B Non-Voting shares for cancellation pursuant to our NCIB for approximately $350 million. For additional information, refer to Note 21 to our 2012 Audited Consolidated Financial Statements.

Weighted average number of shares outstanding is used for the purpose of the earnings per share calculation; refer to the section “Key Performance Indicators and Non-GAAP Measures”.

	December 31, 2012	December 31, 2011
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	402,788,156	412,395,406
Total common shares	515,250,170	524,857,420
Options to purchase Class B Non-Voting shares
Outstanding options	8,734,028	10,689,099
Outstanding options exercisable	4,638,496	5,716,945

(1)

Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Contractual Obligations

Our material obligations under firm contractual arrangements as at December 31, 2012 are summarized below. See also Notes 17, 19 and 26 to our 2012 Audited Consolidated Financial Statements.

Material Obligations under Firm Contractual Arrangements

(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt(1)	$348	$1,373	$2,047	$7,090	$10,858
Debt Derivative instruments(2)	112	418	–	59	589
Operating leases	123	171	79	73	446
Player contracts	112	200	52	10	374
Purchase obligations(3)	1,683	1,988	136	73	3,880
Program rights	327	281	201	289	1,098
Pension obligation(4)	96	–	–	–	96
Other long-term liabilities	–	17	10	6	33
Total	$2,801	$4,448	$2,525	$7,600	$17,374

(1)	Amounts reflect principal obligations due at maturity.
(2)	Amounts reflect net disbursements due at maturity. U.S. dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
(3)

Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

(4)

Represents expected contributions to our pension plans in 2013. Contributions for the year ended December 31, 2014 and beyond cannot be reasonably estimated, as they will depend on future economic conditions and may be impacted by future government legislation.

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 25 to our 2012 Audited Consolidated Financial Statements.

Derivative Instruments

As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to the section “Contractual Obligations” and Note 26 to our 2012 Audited Consolidated Financial Statements.

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5.	OPERATING ENVIRONMENT

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The following discussion relates to government regulation and recent regulatory developments that affect Rogers overall. Additional discussion of regulatory matters and developments specific to the Wireless, Cable, RBS and Media segments follows this discussion.

Substantially all of our business activities, except for the non-broadcasting operations of Media, are subject to regulation by one or more of the following: (i) the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”); and (ii) the CRTC under both the Telecommunications Act (Canada) (the “Telecommunications Act”) and the Broadcasting Act (Canada) (the “Broadcasting Act”).

Accordingly, our results of operations could be materially affected by changes in regulations and by the decisions of these regulators.

Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licenced (or operated pursuant to an exemption order) and regulated by the CRTC under the Broadcasting Act. The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that legislation.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, which includes the regulation of Wireless’ mobile voice and data operations and Cable’s Internet and telephone services. The CRTC has the power to forebear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forebear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services. The Minister of Industry issued a Policy Direction that instructs the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary. All of our Cable and telecommunications retail services are no longer subject to price regulation. However, regulations can and do affect the terms and conditions under which we offer these services.

The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada can and does set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Restrictions on Non-Canadian Ownership and Control

Non-Canadians are permitted to own and control directly or indirectly up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and the related votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. Combined, these limits can enable effective control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non- Canadians.

Pursuant to the Telecommunications Act and associated regulations, the same rules apply to Canadian carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisitions will continue to be exempt from the restrictions.

Billing and Contracts with Customers

In October 2012, the CRTC launched a public consultation to obtain Canadians’ views on a new code for retail wireless services, such as cell phones and other personal mobile devices, that will culminate with a public hearing in February 2013. The proceeding, which Rogers publically encouraged, will establish a mandatory code for mobile wireless service providers to address the clarity and content of mobile wireless service contracts and related issues for consumers. More specifically, the proceeding will address the following points:

•	The terms and conditions that should be addressed by a code for cell phones and mobile devices;

•	To whom the code should apply;

•	How the code should be enforced; and

•	How the code’s effectiveness should be assessed.

The proceeding could result in amendments to contracts with customers.

The Quebec Consumer Protection Act amendments, effective June 2010, introduced new provisions applicable to wireless, wireline and Internet service contracts. These amendments include new rules on the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits and the cancellation and renewal rights of the consumers. The amendments also established new provisions on the sale of prepaid cards and the disclosure of related costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Amendments to the Manitoba Consumer Protection Act took effect in September 2012 and parallel the changes to the Quebec Consumer Protection Act. Similar legislation also came into effect in September 2012 in Newfoundland and Labrador and has been tabled in Nova Scotia. A private member’s bill proposing similar legislation has been introduced in New Brunswick.

In April 2012, the Ontario government announced that it would be introducing legislation addressing wireless bills and contracts. The legislation seeks to ensure that contracts are written in plain language and spell out which services come with the basic fee and which would result in a higher bill. It requires providers to obtain consent in writing before they renew or amend a contract. The legislation also seeks a cap on the cost of cancelling a fixed-term contract that would vary depending on the circumstances of the contract. The proposed legislation, which would affect new contracts, would take effect six months after being passed and would also cover existing agreements that are amended, renewed or extended after that date. This initiative ceased for the time being when the Ontario Legislature was prorogued in October 2012.

WIRELESS REGULATION AND REGULATORY DEVELOPMENTS

Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences

In March 2011, Industry Canada released its decisions regarding the renewal process for cellular and PCS licences that began expiring that month. The fundamental determinations were as follows:

•	At the end of the current licence term and where licencees are in compliance with all conditions of licence, new cellular and PCS licences will be issued with a term of 20 years; and

•

The previously existing annual fee of $0.0351 per MHz per population of the licenced area will continue to apply to all cellular and PCS licences, including those initially assigned by auction. The Minister of Industry Canada may review and amend the fees during the licence term after further consultation with licencees.

A determination regarding existing research and development conditions of licence was not released at this time and will be released separately. A decision has not been made to date, and until such a time, the current conditions of licence remain in effect.

Consultations on Policy and Technical Frameworks for the Auction of 700 MHz Band and 2500-2690 MHz Bands

In March 2012, Industry Canada released its policy and technical framework for the auction of spectrum in the 700 MHz and 2500-2690 MHz spectrum bands.

These are the key aspects of the policy regarding the 700 MHz spectrum:

•

Industry Canada did not establish a set-aside as it did in the 2008 Advanced Wireless Services (“AWS”) spectrum auction, and instead adopted an auction cap. There are four blocks of spectrum that are considered “prime”. Large domestic wireless carriers are restricted to a single block of “prime” spectrum, while all other carriers are held to two such blocks. Rogers, Bell and TELUS will be considered large carriers nationally, while SaskTel and MTS will be considered such in Saskatchewan and Manitoba, respectively.

•	Bidders designated as associated entities are not allowed to bid separately in the auction. The definition of “associated entities” will be determined in an upcoming consultation.

•

To encourage rural deployments, single carriers who win two paired blocks, or two carriers who share their two paired blocks, are required to use their 700 MHz spectrum to provide coverage to 90% of their HSPA+ territory within five years and 97% within seven years. Industry Canada will also draft general roll-out requirements under their next consultation.

•	Industry Canada will use Tier 2 licence areas, which consist of 14 large service areas covering all of Canada, that generally are the same size as individual provinces.

•	The auction is expected to occur in the second half of 2013.

A decision on the matters to be addressed in the subsequent consultation noted above is expected in the first quarter of 2013.

These are the key aspects of the policy regarding the 2500-2690 MHz spectrum:

•

Industry Canada adopted a spectrum cap (not an auction cap like in the 700 MHz auction). No carrier participating in the auction may possess more than 40 MHz of 2500-2690 MHz spectrum. Rogers is grandfathered with respect to our holdings in those situations where we already hold more than 40 MHz of this spectrum. We will not be required to return spectrum.

•	The status of associated entities will be decided in an upcoming consultation.

•	There is no special roll-out requirement for 2500-2690 MHz spectrum. A general roll-out rule will be determined in the next consultation.

•	The auction is expected to occur in 2014.

In October 2012, Industry Canada released its consultation paper seeking comments on licencing considerations related to auction format, rules and processes, as well as on conditions of licence for spectrum in the 2500-2690 MHz band.

Roaming and Network Sharing Policy

Industry Canada’s policy framework for the AWS Spectrum auction prescribes that all carriers are allowed to roam on the networks of other carriers outside of their licenced territories at commercial rates. New entrants are able to roam at commercial rates on the networks of incumbent carriers for five years within their licenced territories and for 10 years nationally. National new entrant licencees are entitled to five years of roaming and a further five years if they comply with specified roll-out requirements. Roaming privileges enable new entrants, which are defined as carriers with less than 10% of Canadian wireless revenue, to potentially enter the market on a broader geographic scale more quickly.

We have entered into roaming agreements with a number of new entrants at commercially negotiated rates. Industry Canada also mandated antenna tower and site sharing for all holders of spectrum licences, radio licences and broadcasting certificates. All of these entities must share towers and antenna sites, where technically feasible, at commercial rates. We have reached commercial agreements for antenna tower and site sharing with several new entrants.

The roaming capabilities must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. In addition, a host network carrier is neither required to provide a roamer with a service that the carrier does not provide to its own subscribers, nor to provide a roamer with a service, or level of service, that the roamer’s network carrier does not provide. The policy does not require seamless communications handover.

In February 2012, Industry Canada began a consultation on mandatory roaming and tower sharing. It currently makes the following proposals:

•	Industry Canada proposes expanding mandatory roaming. Any licencee can ask any other licencee to roam on their network whether they have spectrum in territory or not. The duration is indefinite.

•	Industry Canada proposes to keep the current seamless handover rules and not require seamless handover.

•	Rates would continue to be determined by commercial negotiations.

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•	Parties to arbitration would be able to refer to negotiation failures after 60 days instead of 90.

A decision on these matters is expected in the first quarter of 2013.

CABLE REGULATION AND REGULATORY DEVELOPMENTS

Vertical Integration

The CRTC’s Broadcasting Regulatory Policy CRTC 2011-601 (“Policy”) sets out the Commission’s decisions on its regulatory framework for vertical integration in the broadcasting sector. Vertical integration refers to the ownership or control by one entity of both programming services, such as conventional television stations, or pay and specialty services as well as distribution services, such as cable systems or direct-to-home (“DTH”) satellite services. The Policy does the following:

•

Prohibits companies from offering television programs on an exclusive basis to their mobile or Internet subscribers. Any program broadcast on television, including hockey games and other live events, must be made available to competitors under fair and reasonable terms.

•	Allows companies to offer exclusive programming to their Internet or mobile customers provided that it is produced specifically for an Internet portal or a mobile device.

•

Adopts a code of conduct to prevent anti-competitive behaviour and ensure all distributors, broadcasters and online programming services negotiate in good faith. To protect Canadians from losing a television service during negotiations, broadcasters must continue to provide the service in question and distributors must continue to offer it to their subscribers.

•

Directed the vertically integrated entities to report by April 2012 on how they have provided consumers with more flexibility in the services that they can subscribe to through, for example, pick-and-pay models. In its April report, Rogers presented the results of a market trial it conducted in London, Ontario providing additional programming flexibility to consumers.

New Media Proceeding Follow-Up

With regard to the CRTC’s authority to levy a tax from ISPs like Rogers to fund the creation and promotion of Canadian “webisodes”, in February 2012 the Supreme Court of Canada upheld a lower court decision that ISPs cannot be regulated under the Broadcasting Act. As a result, ISPs are not considered to be acting as broadcasters by offering connectivity to television and movie websites, and they cannot be regulated under the Broadcasting Act.

Review of Broadcasting Regulations

In November 2012, the Supreme Court ruled that the CRTC did not have the authority to implement the value for signal regime outlined in Broadcasting Decision 2010-167. As a result, broadcasters will continue to charge rates to broadcasting distribution undertakings under the existing regulatory framework. The decision is consistent with the recommendations put forward by Rogers.

CRTC Review of Wholesale Internet Service Pricing and Usage-Based Billing

In February 2011, the CRTC initiated a proceeding to review its previous decisions on the pricing of wholesale Internet services whereby reselling ISPs would be subject to additional charges when their end users exceeded specific bandwidth caps. In November 2011, the CRTC released Telecom Regulatory Policy 2011-703, rejecting additional wholesale charges based on specific end-user traffic volumes. In place of these charges, a monthly usage-based wholesale fee based on the capacity of the interconnecting facility between the facilities-based wholesaler and the reselling ISP was put in place. A fixed monthly access fee per end user of the reselling ISP as well as one-time installation and maintenance fees will apply in addition to the usage charge. The new rate structure came into effect in February 2012.

Applications to the CRTC to review and vary the decision by increasing the usage-based wholesale fees closer to the rates originally requested were filed by Videotron, Shaw and Rogers and by Bell and MTS Allstream. The reselling ISPs have also filed applications seeking lower rates. Decisions on the applications remain pending.

CRTC Network Interconnection Decision

In January 2012, the CRTC altered the wireless interconnection rules so that in order to become a wireless competitive local exchange carrier (“CLEC”) a wireless carrier is no longer required to meet the CLEC obligations related to equal access and supply of directory listings to other LECs. A wireless CLEC is entitled to shared-cost, bill and keep, and local interconnection arrangements. Regarding IP interconnection, the CRTC determined that in areas where a carrier uses IP to transfer telephone calls to either an affiliated or an unaffiliated provider, it must provide a similar arrangement to any other provider that asks for it. Companies must negotiate a commercial agreement within six months of a formal request. If agreement cannot be reached within six months, either party may request CRTC intervention. The Commission anticipates implementation or significant progress within a year after an agreement has been negotiated. The implementation of the decision will be favourable to Rogers, as it allows the Company to use a more efficient technology for IP interconnection.

MEDIA REGULATION AND REGULATORY DEVELOPMENTS

Licence Renewals

The CRTC considers group-based (conventional and discretionary specialty) licence renewal applications for major media companies, including Rogers Media. The Rogers group includes the City and OMNI conventional television stations and specialty services G4 Canada, Outdoor Life Network, The Biography Channel (Canada), FX (Canada) and CityNews Channel. In July 2011, the Rogers Media stations were given three-year licence renewals expiring August 31, 2014, with terms that recognized the different situation of the group in comparison to the three other large English-language Canadian broadcast groups, Bell Media, Corus Entertainment and Shaw Media.

Distant Signals

Conventional television stations must consent to the carriage of their local signals into distant markets. Under this regime, BDUs that want to carry time-shifted U.S. signals must get prior consent from each of the three large English-language networks besides CBC (CTV, Global and City) to carry their signals in those time zones. Rogers Media is currently in negotiations with various distributors for carriage of distant signals.

Regulatory Approval of Recent Acquisitions

In December 2011, Rogers and Bell Canada announced an agreement to purchase a 75% interest in MLSE. This transaction was subject to approval by the Competition Bureau, which reviewed it to determine whether it would result in a substantial lessening or prevention of competition. As part of this purchase of MLSE, we also acquired effective control, jointly with Bell Canada, of three Category 2 television licences, Leafs TV, Raptors TV and GolfTV and two unlaunched Category 2 services, Mainstream Sports and Live Music Channel. In May 2012, the Competition Bureau issued a No-Action Letter to Bell and Rogers indicating that the Commissioner of Competition (“Commissioner”) would not contest the proposed

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MANAGEMENT’S DISCUSSION AND ANALYSIS

acquisition. In July 2012, the CRTC approved the transfer of the five television licences held by MLSE in which Rogers subsequently completed a 37.5% investment.

In the first quarter of 2012, Rogers Media announced an agreement to purchase the Saskatchewan Communications Network, an over-the-air broadcast station. In June 2012, the CRTC approved the acquisition.

In August 2012, Rogers announced that it had entered into an agreement to purchase 100% of the outstanding shares of Score Media Inc. for $167 million. As part of this transaction, Rogers also received a 10% interest in Score Media’s digital media assets, which has been spun out as a separate entity called Score Digital. Score Media Inc. includes theScore Television Network, a national specialty TV service providing sports news, information, highlights and live event programming across Canada. This transaction is subject to regulatory approval, anticipated in the first half of 2013, following which Rogers will wholly own and control theScore Television Network and its related television assets.

Further in regard to theScore Media Inc. transaction in October of 2012, the $167 million purchase price was paid and the shares of Score Media were transferred to an interim CRTC-approved trust that is responsible for the independent management of the business in the normal course of operations until CRTC approval is obtained. The ultimate control over theScore Media business will not transfer to Rogers until such approval is obtained. In addition, Rogers holds approximately 11.8% of the outstanding shares of Score Digital, which includes 10% that will be issued in connection with this transaction and approximately 1.8% of the shares of Score Digital received by Rogers as partial payment for our shareholdings in Score Media prior to the acquisition.

COMPETITION IN OUR BUSINESSES

We currently face significant competition in each of our Wireless, Cable, RBS and Media businesses from entities that provide similar services. Each of our segments also faces competition from entities that use alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. This section contains a discussion of the specific competition facing each of our Wireless, Cable, RBS and Media businesses.

Wireless Competition

With approximately 27 million subscribers, Canada’s wireless industry is highly competitive. Competition for wireless subscribers is based on price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

In the wireless voice and data market, Wireless competes nationally with Bell and TELUS, as well as newer entrants, various regional players, resellers, and other emerging providers that use alternative wireless technologies, such as WiFi “hotspots”.

As previously noted, parity of Wireless networks and handset devices has dramatically transformed the competitive landscape. This competition is expected to continue and even intensify. Consolidation among new entrants or with incumbent carriers could provide greater competition to Wireless on a regional or national basis. As previously discussed, in 2013 and 2014, auctions of 700 MHz and 2500-2690 MHz spectrum respectively, are expected to be held. Rogers will not be allowed to participate in the auction of the 2,500-2,690 MHz spectrum, because the company already holds more than the maximum 40 MHz of spectrum limit to bid in this auction. The outcomes of both of these auctions may serve to increase competition at Wireless.

Rogers was the first carrier to launch LTE in Canada in 2011. In 2011 Bell Canada launched LTE, and in 2012 both TELUS and MTS launched LTE networks. The Bell Canada, TELUS, and MTS launches of LTE enable these companies to provide a wider selection of wireless devices and to compete for customers who desire the increased capacity and speed that LTE provides, and this is expected to grow over time as LTE expands around the world.

Cable Competition

Canadian cable television systems face competition from several alternative Canadian multi-channel BDUs including Bell TV (previously Bell ExpressVu), Shaw Direct (previously Star Choice) satellite TV services and telephone company IPTV services, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. There is also competition from the illegal reception of U.S. direct broadcast satellite services. In addition, the availability of television shows and movies streaming over the Internet through providers such as Netflix has become a direct competitor to Canadian cable television systems.

Cable’s Internet access services compete with a number of other ISPs offering residential and commercial dial-up and high-speed Internet access services. Rogers Hi-Speed Internet services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, with the DSL Internet services of Bell Aliant in New Brunswick and Newfoundland and various resellers using wholesale telco DSL and cable Third Party Internet Access services in local markets.

Cable’s Home Phone services compete with Bell’s wireline phone service in Ontario and with Bell Aliant’s wireline phone service in New Brunswick and Newfoundland and Labrador. In addition, Home Phone service competes with ILEC local loop resellers (such as Primus) as well as VoIP service providers (such as Vonage and Primus) riding over the services of ISPs.

Internet delivery is becoming a direct threat to voice and video service delivery. Younger generations increasingly use the Internet as a substitute for traditional wireline telephone and television services. The use of mobile phones among younger generations has resulted in some abandonment of wireline telephone service. The number of wireless-only households is increasing, although the large majority of homes today continue to use wireline telephone service. In addition, wireless Internet service is increasing in popularity, although is generally more expensive and not as fast as wired broadband.

RBS Competition

The Canadian market for enterprise network and communications services features a wide variety of players, with competitors often focusing on individual geographic markets where their respective network assets are most extensive. Although each market presents its own challenges, with competitors investing in maintaining market share in these target areas, there are relatively few national providers.

In the wireline voice and data market, RBS competes with facilities and non-facilities-based telecommunications service providers. In markets where Rogers owns fibre and cable infrastructure, direct competition is with incumbent fibre-based providers. In Ontario, RBS products and services compete with Bell, Cogeco Data Services and Allstream. In Quebec, competition is predominantly with Bell and Videotron, and with Bell Alliant and Eastlink in Atlantic Canada.

Media Competition

Rogers’ radio stations compete with the other stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and digital properties.

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Competition within the radio broadcasting industry occurs primarily in individual market areas among individual stations. On a national level, Media’s radio division competes with other large radio operators, including Canadian Broadcasting Corporation, Astral Media and Corus Entertainment, which own and operate radio station clusters in markets across Canada. New technologies such as online web information services, music downloading, portable media players and online music streaming services also compete for radio stations’ audience share.

The Shopping Channel competes with various retail stores, catalogue retailers, Internet retailers and direct mail retailers for sales of its products. On a broadcasting level, The Shopping Channel competes with other television channels for channel placement, viewer attention and loyalty, and particularly with infomercials that sell products on television.

The Canadian magazine industry is highly competitive, with companies competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. Online information and entertainment websites compete with the Canadian magazine publications for readership and revenue.

Rogers’ conventional television and specialty services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, some of which have greater national coverage, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers. Various content available for viewing and downloading via the internet also represent competition for share of viewership.

Sports Entertainment competes with other Toronto professional teams for audience. The Blue Jays also compete with other Major League Baseball teams for players and fan base. The Rogers Centre competes with other local sporting and special event venues.

CORPORATE GOVERNANCE

Rogers’ Board of Directors is fully committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. We are a family-founded and family-controlled company and take pride in our proactive and disciplined approach towards ensuring that Rogers’ governance structures and practices are deserving of the confidence of the public capital markets.

With the December 2008 passing of Company’s founder and CEO Ted Rogers, his voting control of Rogers Communications passed to a trust of which members of the Rogers family are beneficiaries. This trust holds voting control of Rogers Communications for the benefit of successive generations of the Rogers family.

As substantial stakeholders who owned approximately 27% of the equity of the Company as of December 31, 2012, the Rogers family is represented on our Board and brings a long-term commitment to oversight and value creation. At the same time, we benefit from having outside Directors who are experienced business leaders in North America.

The Rogers Communications Board believes that the Company’s governance system is effective and that there are appropriate structures and procedures in place.

We make detailed information on our governance structures and practices – including our complete statement of corporate governance practices, our codes of conduct and ethics, full committee charters, and Board member biographies – easily available in the Corporate Governance section within the Investor Relations section of our website at rogers.com/governance. Also in the Corporate Governance portion of our website, you will find a summary of the differences between the NYSE corporate governance rules applicable to U.S.-based companies and our governance practices as a non-U.S.-based issuer that is listed on the NYSE.

The Audit Committee reviews the Company’s accounting policies and practices, the integrity of the Company’s financial reporting processes and procedures and the financial statements and other relevant public disclosures to be provided to the public. The Audit Committee also assists the Board in its oversight of the Company’s compliance with legal and regulatory requirements relating to financial reporting and assesses the systems of internal accounting and financial controls and the qualifications, independence and work of external auditors and internal auditors.

The Corporate Governance Committee assists and makes recommendations to the Board to ensure the Board of Directors has developed appropriate systems and procedures to enable the Board to exercise and discharge its responsibilities. To carry this out, the Corporate Governance Committee assists the Board in developing, recommending and establishing corporate governance policies and practices, and leads the Board in its periodic review of the performance of the Board and its committees.

The Nominating Committee identifies prospective Director nominees for election by the shareholders and for appointment by the Board and also recommends nominees for each committee of the Board including each committee’s Chair.

The Compensation Committee assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. The Compensation Committee is responsible for recommending senior management compensation and for monitoring succession planning with respect to senior executives.

The Executive Committee assists the Board in discharging its responsibilities in the intervals between meetings of the Board, including to act in such areas as specifically designated and authorized at a preceding meeting of the Board and to consider matters concerning the Company that may arise from time to time.

The Finance Committee reviews and reports to the Board on matters relating to the Company’s investment strategies and general debt and equity structure.

The Pension Committee supervises the administration of the Company’s pension plans and reviews the provisions and investment performance of the Company’s pension plans.

For more information, go to rogers.com/governance for a complete description of Rogers’ corporate governance structure and practices, biographical information of our Directors and copies of our annual information circular and proxy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE SOCIAL RESPONSIBILITY

As a responsible corporate citizen, we strive to be a sustainable business and contribute to a better world. From developing responsible products to engaging employees, investing in communities and tackling climate change, Rogers is firmly committed to corporate social responsibility (“CSR”). In fact, CSR is becoming ever more important to our growth, competitive advantage and engagement with all of our key stakeholders.

Our CSR focus areas include:

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Product stewardship: Across the product life cycle – from design, manufacturing and transport to packaging, usage and end-of-life – we take health, safety, the environment and other issues into account. We focus on ensuring our offerings meet customer and community expectations, as well as our own criteria for quality, social responsibility and environmental respect.

•

Employee engagement: We want Rogers to be a place in which employees feel proud, where they look forward to making a contribution, and where each has the chance to do their best work every day. To achieve that, we work hard to create a culture of employee engagement, encourage and respect diversity and provide leading workplace initiatives, from far-reaching benefits to customized training, development and personal assistance programs.

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Community investment: We stand by the principles of corporate citizenship and benchmarks for community investment established by Imagine Canada, committing at least 1% of our net earnings before taxes annually to charities and non-profit organizations. Every year, Rogers invests in many worthy causes to help create vibrant, healthy, talent-rich communities. Our flagship program, Rogers Youth Fund, supports educational opportunities for at-risk Canadian youth.

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Environmental responsibility: We continue to proactively manage the environmental aspects of our business. Each year we measure our carbon footprint and undertake a wide range of initiatives to increase our energy efficiency, reduce paper use and divert materials from our operations from landfills. In addition, we are focused on building environmental awareness and engagement among our employees, customers and communities.

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Ethical supply chain: Rogers is a large purchaser, with over 37,000 suppliers across Canada and internationally. An ethical supply chain is pivotal to our reputation and success. We pay special attention to sound sourcing, production and delivery of supplier products and services, and have set strong expectations of corporate social responsibility throughout our supply chain, including compliance with the Rogers Supplier Code of Conduct.

To learn more about our social, environmental and community contributions and performance, read our annual CSR report at rogers.com/csr.

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ENTERPRISE RISK MANAGEMENT

Rogers is committed to strengthening its risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

The Enterprise Risk Management program at Rogers seeks to ensure that there is consistency to the methods used in identifying, assessing, managing, monitoring and communicating risks throughout the Company and that risk management efforts are aligned with the Company’s vision, mission, values, strategic and business objectives.

Risk Management Process

A Strategic Risk Assessment process is conducted on an annual basis to identify and assess the key risks facing Rogers and their potential impact on the achievement of the Company’s strategic plans. Key inputs into this assessment include prior risk and audit reports, industry benchmarks, risk management interviews with key risk owners and a formal risk survey with management. Emerging risks are included in the assessment, and risks are prioritized using standard risk assessment criteria.

Results of the Strategic Risk Assessment are reported to the Company’s senior management and to the Audit Committee of the Board. Enterprise Risk Management monitors the progress of risk management plans for key risks and reports on the status to senior management.

These key risks are used as the basis for pushing down the focus of functional and operational risk management at the business unit level. A formal risk survey is conducted bi-annually to get feedback from management on the key risks facing the organization and to assist in the identification of emerging risks.

The corporate and operational functions monitor the key risks and the related risk mitigation activities on an ongoing basis to be certain that the risk mitigation strategies are effective in managing the risk. Regular updates on the key risks and the related ongoing risk mitigation activities are communicated to Enterprise Risk Management and the responsible Senior Leadership Team.

Risk assessment is being formally incorporated into Rogers’ strategic planning, business planning and internal audit planning processes.

Risk Governance

The Board is responsible, in its governance role, for overseeing management with respect to its responsibility for identifying principal risks and for the implementation of appropriate risk assessment processes to manage these risks. The Audit Committee supports the Board through its responsibility to discuss policies with respect to risk assessment and risk management. In addition, the Audit Committee is responsible for assisting the Board in the oversight of compliance with legal and regulatory requirements. The Audit Committee also reviews with senior management the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies that might be identified.

The Executive Leadership Team is responsible for approving enterprise risk policies and for the identification, assessment and mitigation of key risks that impact the Company’s ability to meet its objectives. It is also responsible for monitoring key risks and action plans on an ongoing basis.

The Senior Leadership Team and Line Management are responsible for the identification, assessment, management and monitoring of business unit level risks impacting strategy and business plans and reporting to the Executive Leadership Team and Enterprise Risk Management.

Enterprise Risk Management supports the Audit Committee and the Board’s responsibility for risk by facilitating a formal Strategic Risk Assessment process. In addition, Internal Audit conducts a fraud risk assessment to identify those areas in which significant financial statement fraud could occur and to ensure that any identified fraud risks of this nature are mitigated by documented and verified controls. Rogers Enterprise Risk Management methodology and policies enable a consistent and measurable approach to risk management, which relies on the expertise of our management and employees to identify risks and opportunities as well as implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on the business and financial results of the Company and its subsidiaries.

We Are Subject to General Economic Conditions

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity and economic uncertainty can erode consumer and business confidence and reduce discretionary consumer spending. Any of these factors may negatively affect us through lower demand for our products and services, including decreased advertising, revenue and profitability, increased churn and higher bad debt expense. A significant proportion of Media’s Broadcasting, Publishing and Digital revenues are derived from the sale of advertising, which is highly dependent on general economic conditions.

Poor economic conditions may also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. As well, market-driven changes may result in changes in the discount rates and other variables that would result in Rogers being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

We Face Substantial Competition

The competition facing our businesses is described in the section “Competition in our Businesses”. There can be no assurance that our current or future competitors will not provide services superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or revenues, or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those generated from existing customers, which could slow revenue growth.

Wireless could face increased competition as a result of recent changes to foreign ownership and control of wireless licences. This could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or a holder of wireless licences. The entry into the market of such companies with significantly greater capital resources than Rogers could reduce Wireless’ market share and cause Wireless’ revenues to decrease significantly. See the section “Restrictions on Non-Canadian Ownership and Control” under “Government Regulation and Regulatory Developments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, the CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

We Are Subject to Various Risks from Competing Technologies

There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger, with greater access to financial resources than we have.

Improvements in the quality of streaming video over the Internet, coupled with the increasing availability of television shows and movies online increases competition to Canadian cable television systems. If changes in technology are made to any alternative Canadian multi-channel broadcasting distribution system, competition with our cable services may increase. In addition, as improvements in technology are made with respect to wireless Internet, it increasingly becomes a substitute for the traditional wireline Internet service.

The increasing utilization of PVRs could influence Media’s capability to generate television advertising revenues, as viewers are provided with the opportunity to skip advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations. Certain audiences are also migrating to the Internet as more video and audio content becomes available.

We Are Highly Dependent upon Our Information Technology Systems

The day-to-day operations of our businesses are highly dependent on their information technology systems. An inability to operate or enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry-standard network and information technology security, survivability and disaster recovery practices. Our ongoing success is in part dependent on the protection of our corporate-business-sensitive data, including our customers’ as well as employees’ personal information. This information is considered company intellectual property and it needs to be protected from unauthorized access and compromise for which we rely on policies and procedures as well as IT systems. Failure to secure our data and the privacy of our customer information may result in non-compliance with regulatory standards and may lead to negative publicity, litigation and reputation damage, any of which may result in customer losses, financial losses and an erosion of public confidence.

Most of our employees and critical elements of the network infrastructure and information technology systems are concentrated in three Ontario locations: our corporate offices in Toronto and Brampton, and an operations facility in Markham. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, our operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

Network Failures Could Reduce Revenue and Impact Customer Service

The failure of our networks or key network components could, in some circumstances, result in an indefinite loss of service for our customers and could adversely impact our financial results and position. In addition, we rely on business partners to carry certain of our customers’ traffic. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

Changes in Government Regulations Could Adversely Affect Our Results

As described in the section of this MD&A “Government Regulation and Regulatory Developments”, substantially all of our business activities are regulated by Industry Canada and/or the CRTC. As such, regulatory changes or decisions made by these regulators could adversely impact our results of operations on a consolidated basis. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time-to-time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Services

We expect that a substantial portion of our future revenue growth may be achieved from new and advanced services. Accordingly, we have invested and continue to invest significant capital resources in the development of our networks in order to offer these services. However, there may not be sufficient consumer demand for these new and advanced services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to profitably attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for products and services, would slow revenue growth and increase churn and could have a materially adverse effect on our business, results of operations and financial condition.

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We May Engage in Unsuccessful Acquisitions, Divestitures or Investments

Acquiring complementary businesses and technologies, developing strategic alliances and divesting portions of our business are part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings, and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

Our Businesses Are Complex

Our businesses, technologies, processes and systems are operationally complex and increasingly interconnected. A failure to execute properly may lead to negative customer experiences, resulting in increased churn and loss of revenue.

We Are Reliant on Third Party Service Providers through Outsourcing Arrangements

Through outsourcing arrangements, third parties provide certain essential components of our business operations to our employees and customers, including payroll, certain facilities/property management functions, call centre support, certain installation and service technicians, certain information technology functions, and invoice printing. Interruptions in these services can adversely affect our ability to service our customers.

We Have Debt and Interest Payment Requirements That May Restrict Our Future Operations and Impair Our Ability to Meet Our Financial Obligations

Our debt may have important consequences, such as:

•	Making it more difficult to satisfy our financial obligations;

•

Requiring us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;

•	Increasing our vulnerability to adverse economic and industry conditions;

•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Placing us at a competitive disadvantage compared to some of our competitors that have less financial leverage; or

•	Constraining our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

Income and Indirect Tax Amounts May Materially Differ from the Amounts Expected

We collect, pay and accrue significant amounts of income and indirect taxes for and to various taxation authorities and believe that we have adequately provided for such amounts. However, due to the complexity of our business operations and the significant judgment required in interpreting tax legislation and regulations, tax amounts may be materially different than expected.

We have recorded significant amounts of deferred income tax liabilities and income tax expense. These amounts have been determined based upon substantively enacted future income tax rates in effect at the time. A legislative change in these income tax rates could have a material impact on the amounts recorded.

We have also recorded the benefit of income tax positions that are more likely than not of being sustained upon examination and are measured at the amount expected to be realized upon ultimate settlement with the taxation authorities. Our tax filings are subject to audits, the results of which could materially change the amount of actual income tax expense, income taxes payable or receivable, indirect taxes payable or receivable and deferred income tax assets or liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

The Changing Competitive Landscape Requires Heightened Focus on Organizational Structure and Talent

The telecommunications industry is generally competitive with respect to attracting and retaining a skilled workforce. The loss of certain employees or changes in morale as a result of events such as restructuring could, in certain circumstances, impact our revenue and profitability.

Copyright Tariff Increases Could Adversely Affect Results of Operations

Copyright tariff pressures continue to affect our services. If fees were to increase, they could negatively impact our results of operations.

We Are and Will Continue to Be Involved in Litigation

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of the system access fees collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan), asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. The plaintiffs are presently seeking to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. No liability has been recorded for this contingency.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia). The plaintiffs are seeking unquantified damages and restitution. No liability has been recorded for this contingency.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. No liability has been recorded for this contingency.

We believe that we have adequately provided for income and indirect taxes based on all of the information that is currently available. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

There exist certain other claims and potential claims against us, none of which is expected to have a materially adverse effect on our consolidated financial position.

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations

As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash dividends and other payments from our subsidiaries, together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various businesses and other considerations.

We Are Controlled by One Shareholder

Prior to his death in December 2008, Edward S. “Ted” Rogers controlled a majority ownership of RCI through a private holding company. Under his estate arrangements, the voting shares of that company, and, consequently, voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late Mr. Rogers are beneficiaries. The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family and deals with RCI on the company’s long-term strategy and direction. As of December 31, 2012, private Rogers family holding companies controlled by the Rogers Control Trust together owned approximately 90.9% of the outstanding RCI Class A Voting shares, which is the only class of issued shares carrying the right to vote in most circumstances, and approximately 9.8% of the RCI Class B Non-Voting shares. Accordingly, the Rogers Control Trust is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders.

Spectrum Fees May Increase

Changes to spectrum fees could significantly increase Rogers’ payments and, as a result, could materially reduce our operating profit. The timing of fee increases (if any) are unknown, but increases may impact our current accounting policies under which the spectrum licences are treated as an indefinite life intangible asset and are not amortized.

There Is No Guarantee That Wireless’ Service Revenue Will Exceed Increased Handset Subsidies

Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if, by virtue of law or regulation or negative customer behaviour, Wireless is unable, or is significantly restricted in its ability, to require term commitments or early cancellation fees from its customers or does not receive the service revenues that it anticipates from the customer term commitment.

The National Wireless Tower Policy Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks

The policy affects all parties that plan to install or modify an antenna system, including PCS, cellular and broadcasting service providers. Among other things, the policy requires that antenna proponents must consider the use of existing antenna structures before proposing new structures and that owners of existing systems must respond to sharing requests. Antenna proponents must also undertake public notification using defined processes and must address local requirements and concerns. Certain types of antenna installations are excluded from the requirement to consult with local authorities and the public.

Wireless Is Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion

Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses with Wireless. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a material adverse effect on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.

Concerns about Radio Frequency Emissions May Adversely Affect Our Business

Occasionally, the media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and

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various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low-powered devices, such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Our Business

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, Cable’s access to hydroelectric company poles is obtained pursuant to orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

If Cable Is Unable to Maintain Sustainable Security Measures to Prevent Unauthorized Access to Digital Boxes or Internet Modems, Cable Could Experience a Decline in Revenues

Cable uses vendor developed and supported encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. Cable also uses encryption and security technologies to prevent unauthorized access to its Internet service. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If Cable is unable to control cable access with our encryption technology, Cable’s subscription levels for digital programming, including premium VOD and SVOD, and Internet service revenues may decline, which could result in a decline in Cable’s revenues.

Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations

Cable’s single most significant purchasing commitment is the cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if Cable is unable to pass such programming costs on to its subscribers.

Cable’s Business Telephony Operations Are Highly Dependent on Facilities and Services of the ILECs

Cable’s out-of-territory business telephony operations are highly dependent on the availability of facilities and services acquired from incumbent telecom operators, pursuant to CRTC rules. Changes to these rules could severely affect the cost of operating these businesses.

Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels

Unfavourable channel placement could negatively affect the results of The Shopping Channel, Sportsnet, SportsnetONE, Sportsnet World, and our specialty channels, including Outdoor Life Network, The Biography Channel (Canada), G4 Canada, FX (Canada), and CityNews Channel.

Risk of Migrating from Conventional to New Media Could Adversely Impact Media’s Operating Results

Many industries in which our Media business operates are subject to migration from conventional to digital media. This migration is driving major developments in the quality and accessibility of data and mobile alternatives to conventional media. To limit this risk, we have been shifting our focus towards the digital market. Media’s results could be negatively impacted if we are unsuccessful in capturing the shift in advertising dollars from conventional to digital platforms.

A Loss in Media’s Market Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates

It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties currently perform well in their respective markets, such performance may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates that it charges advertisers could be adversely affected.

Blue Jays Player Contract and Other Activity Could Adversely Affect Media’s Results of Operations

The addition of new players, the injury of players, or the termination and release of Blue Jays players before the end of the contract term could have an adverse effect on Media’s results.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    67

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.	ACCOUNTING POLICIES

This MD&A has been prepared with reference to our 2012 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with IFRS. The Audit Committee of the Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to the Board. For a detailed discussion of our accounting policies, see Note 2 to our 2012 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. These estimates are based on management’s experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed following are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Allowance for Doubtful Accounts

A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

Determining the Fair Values of Assets Acquired and Liabilities Assumed

The determination of the fair values of the tangible and intangible assets acquired and the liabilities assumed in an acquisition involves considerable judgment. Among other things, the determination of these fair values involves the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates and the use of information available in the financial markets. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.

Useful Lives of Assets

We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. Our acquisitions have resulted in significant increases to our intangible asset balances. Judgment is also involved in determining that spectrum and broadcast licences have indefinite lives and are therefore not amortized.

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The useful life of the marketing agreement is based on historical customer lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full year basis of changing the useful lives of the finite-lived intangible assets by one year is shown in the following chart.

(In millions of dollars)	Amortization Period	Increase in Net Income if Life Increased by 1 year	Decrease in Net Income if Life Decreased by 1 year
Brand Names	7 – 20 years	$1	$(1)
Customer Relationships	3 – 5 years	$12	$(19)
Roaming Agreements	12 years	$3	$(4)
Marketing Agreements	3 years	$1	$(2)

Capitalization of Direct Labour, Overhead and Interest

Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. In addition, interest costs are capitalized during construction and development of certain PP&E. Capitalized amounts increase the cost of the asset and result in a higher amortization expense in future periods.

Impairment of Assets

Indefinite-lived intangible assets, including goodwill and spectrum/broadcast licences, as well as definite life assets, including PP&E and other intangible assets, are assessed for impairment on an annual basis or more often if events or circumstances warrant. A cash generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite life intangible assets are allocated to CGUs for the impairment testing based on the level at which management monitors it, which is not higher than an operating segment. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. If key estimates were to differ unfavourably in the future, we could experience impairment charges that could decrease net income. During 2012, we recorded an impairment charge of $80 million related to certain of our assets, due to the challenging economic

68    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

conditions, weakening industry expectations and a decline in advertising revenues.

Financial Instruments

The fair values of our Derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. In the case of Derivatives in an asset position (i.e., the counterparty owes Rogers) the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Derivatives in a liability position (i.e., Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted values of Derivatives are subject to changes in credit spreads of Rogers and its counterparties. If these estimates differ materially from management expectations, fair value changes could impact net income or hedging reserves.

Income Tax Estimates

We provide for income taxes based on currently available information in each of the jurisdictions in which we operate. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

Additionally, estimation of the income provisions includes evaluating the recoverability of deferred tax assets based on our assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Our assessment is based upon existing tax laws, estimates of future profitability and tax planning strategies. Deferred tax assets are recognized to the extent that it is more likely than not that taxable profit will be available against which the deferred tax assets can be utilized.

Accrued Liabilities

Provisions are recorded if we believe a loss is probable and can be reasonably estimated. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning and restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation and other factors, and are discounted to present value. Forecasts are revised in light of future changes in business conditions or technological requirements.

If estimates differ from management’s expectations, there could be a material over or understatement in liabilities.

Pension Plans

When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense, pension asset and liability, and other comprehensive income. The current economic conditions may also have an impact on our pension plan because there is no assurance that the plan will be able to earn the assumed rate of return. As well, market-driven changes may result in changes in the discount rates and other variables that would result in us being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:

(In millions of dollars)		Accrued Benefit Obligation at End of Fiscal 2012	Pension Expense Fiscal 2012
Discount rate		4.50%	5.50%
Impact of:	1% increase	$(188)	$(12)
	1% decrease	223	12

Rate of compensation increase		3.00%	3.00%
Impact of:	0.25% increase	$17	$6
	0.25% decrease	(17)	(5)

Expected rate of return on assets		N/A	6.75%
Impact of:	1% increase	N/A	$7
	1% decrease	N/A	(7)

Stock-Based Compensation

Our employee stock option plans attach cash-settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their fair value, measured using option pricing models. The liability is marked-to-market in each period and is amortized to expense using a graded vesting approach over the period in which the related employee services are rendered or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The liability for stock-based compensation expense is recorded based on the fair value of the options, as described in the preceding paragraph. The expense in each period is impacted by the change in the price of RCI’s Class B Non-Voting shares during the life of the option.

NEW ACCOUNTING STANDARDS

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment was effective for our interim and annual consolidated financial statements commencing January 1, 2012, and was applied prospectively. There was no impact to the consolidated financial statements upon adoption.

IAS 12, Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB amended IAS 12, Deferred Tax: Recovery of Underlying Assets (“IAS 12”). IAS 12 includes a rebuttal presumption which determines that the deferred tax on the depreciable component of an investment property measured using the fair value model from IAS 40, Investment Property should be based on its carrying amount being recovered through a sale. The standard has also been amended to include the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16, Property, Plant and Equipment should be measured on the sale basis. This new standard was effective for our interim and annual consolidated financial statements commencing January 1, 2012, and was applied prospectively. There was no impact to the consolidated financial statements upon adoption.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    69

MANAGEMENT’S DISCUSSION AND ANALYSIS

IAS 1, Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment requires an entity to separately present the items of OCI as items that may or may not be reclassified to profit and loss. This classification has been presented on the Statements of Other Comprehensive Income for the years ended December 31, 2012 and 2011.

RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective for our interim and annual consolidated financial statements commencing January 1, 2013. We are assessing the impact of this new standard on our consolidated financial statements.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring interests in jointly controlled entities to be accounted for under the equity method. This new standard is effective for our interim and annual consolidated financial statements commencing January 1, 2013. We are assessing the impact of this new standard on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard is effective for our interim and annual consolidated financial statements commencing January 1, 2013. We are assessing the impact of this new standard on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements. This new standard is effective for our interim and annual consolidated financial statements commencing January 1, 2013. We are assessing the impact of this new standard on our consolidated financial statements.

IAS 19, Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”). This amendment eliminates the concept of return on plan assets and interest cost and replaces them with a net interest cost that is calculated by multiplying the discount rate by the net liability (asset). The amendment also eliminates the use of the “corridor” approach and mandates all re-measurement impacts be recognized in OCI. It also enhances the disclosure requirements, providing better information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans. The adoption of the amended standard will result in an increase in pension expense of $7 million for the year ended December 31, 2012 upon retrospective application when the amended standard is adopted beginning January 1, 2013.

IAS 27, Separate Financial Statements

In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27 and moves it over to IFRS 10, Consolidated Financial Statements. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates and jointly controlled entities are to be accounted for either using the cost method or in accordance with IFRS 9, Financial Instruments. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations and some disclosure requirements. This amendment is effective for our interim and annual consolidated financial statements commencing January 1, 2013. We are assessing the impact of this amended standard on our consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires it to continue to be accounted for under the equity method. The amendment also disallows the re-measurement of any retained interest in an investment upon the cessation of significant influence or joint control. This amended standard is effective for our interim and annual consolidated financial statements commencing January 1, 2013. We are assessing the impact of this amended standard on our consolidated financial statements.

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard is effective for our interim and annual consolidated financial statements commencing January 1, 2015. We are assessing the impact of this new standard on our consolidated financial statements.

70    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

7.	ADDITIONAL FINANCIAL INFORMATION

RELATED PARTY TRANSACTIONS

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts paid to these parties are as follows:

Years ended December 31, (In millions of dollars)	2012	2011	% Chg
Revenues	$1	$1	–
Purchases	$38	$51	(25)

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers and/or our subsidiary companies. Total amounts paid to these related parties, directly or indirectly, are as follows:

Years ended December 31, (In millions of dollars)	2012	2011	% Chg
Printing, legal services and commission paid on premiums for insurance coverage	$43	$41	–

We have entered into certain transactions with our controlling shareholder and the companies it controls. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid to these related parties for charges to Rogers for occasional business use of aircraft, net of other administrative services, were less than $1 million for 2012 and 2011 combined.

These transactions are measured at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee and are at market terms and conditions.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    71

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

	IFRS			Canadian GAAP
Years Ended December 31, (In millions of dollars, except per share amounts)	2012	2011	2010	2009	2008
Income and Cash Flow:
Revenue
Wireless	$7,280	$7,138	$6,973	$6,685	$6,343
Cable	3,358	3,309	3,190	3,074	2,877
RBS	351	405	452	446	474
Media	1,620	1,611	1,461	1,407	1,496
Corporate items and intercompany eliminations	(123)	(117)	(77)	(75)	(80)
	$12,486	$12,346	$11,999	$11,537	$11,110
Adjusted operating profit(1)
Wireless	$3,063	$3,036	$3,173	$3,067	$2,818
Cable	1,605	1,549	1,419	1,300	1,171
RBS	89	86	40	35	59
Media	190	180	131	119	142
Corporate items and intercompany eliminations	(113)	(112)	(95)	(114)	(115)
	$4,834	$4,739	$4,668	$4,407	$4,075
Net income from continuing operations	$1,732	$1,590	$1,532	$1,499	$1,016
Adjusted net income from continuing operations(1)	$1,788	$1,736	$1,704	$1,569	$1,272
Pre-tax free cash flow(1)	$2,029	$1,973	$2,181	$1,919	$1,500
Property, plant and equipment expenditures	$2,142	$2,127	$1,821	$1,841	$2,000
Earnings per share from continuing operations:
Basic	$3.34	$2.93	$2.66	$2.41	$1.59
Diluted	3.32	2.91	2.64	2.41	1.59
Adjusted net income per share from continuing operations:
Basic	$3.45	$3.20	$2.96	$2.53	$1.99
Diluted	3.43	3.17	2.94	2.53	1.99
Balance Sheet:
Assets
Property, plant and equipment, net	$9,576	$9,114	$8,437	$8,197	$7,898
Goodwill	3,215	3,280	3,108	3,018	3,024
Intangible assets	2,951	2,721	2,591	2,643	2,761
Investments	1,484	1,107	933	563	343
Other assets	2,392	2,140	1,964	2,597	3,056
	$19,618	$18,362	$17,033	$17,018	$17,082
Liabilities and Shareholders’ Equity
Long-term debt (including current portion)	$10,789	$10,034	$8,654	$8,464	$8,507
Accounts payable and other liabilities	5,061	4,756	4,619	4,281	3,859
Total liabilities	15,850	14,790	13,273	12,745	12,366
Shareholders’ equity	3,768	3,572	3,760	4,273	4,716
	$19,618	$18,362	$17,033	$17,018	$17,082
Ratios:
Revenue growth	1%	3%	4%	4%	11%
Adjusted operating profit growth	2%	2%	6%	8%	10%
Debt/adjusted operating profit(2)	2.3	2.2	2.1	2.1	2.1
Dividends declared per share	$1.58	$1.42	$1.28	$1.16	$1.00
Key business indicators:
Blended ARPU	$59.79	$60.20	$62.62	$63.59	$64.34
Wireless subscribers	9,437	9,335	8,977	8,494	7,942
Total television subscribers	2,214	2,297	2,305	2,296	2,320
Total cable high-speed internet subscribers	1,864	1,793	1,686	1,619	1,571
Total cable telephony lines	1,074	1,052	1,003	937	840

(1)	As defined. See the section “Key Performance Indicators and Non-GAAP Measures”.
(2)	Debt includes net derivative liabilities at the credit-adjusted mark-to-market value and is net of cash as applicable.

72    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The management of Rogers is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the COSO.

Changes in Internal Control over Financial Reporting and Disclosure Controls and Procedures

There have been no changes in our internal controls over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

Key Performance Indicators

We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Subscriber Counts

We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. Cable Television and Internet subscribers are represented by a dwelling unit, and cable telephony subscribers are represented by line counts. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as an individual subscriber. Institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

Internet, Home Phone and RBS subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless and Cable represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

Average Revenue per User

Average Revenue per User (“ARPU”) is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. When used in connection with a particular type of subscriber, ARPU represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps to identify trends and to indicate whether we have been successful in attracting and retaining higher value subscribers.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Average Revenue per User Calculations – Wireless

Years ended December 31, (In millions of dollars, subscribers in thousands, except ARPU figures)	2012	2011
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$6,402	$6,275
Divided by: average postpaid wireless voice and data subscribers	7,698	7,443
Divided by: twelve months for the year	12	12
	$69.30	$70.26
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$317	$326
Divided by: average prepaid subscribers	1,667	1,695
Divided by: twelve months for the year	12	12
	$15.84	$16.02
Blended ARPU (monthly)
Voice and data revenue	$6,719	$6,601
Divided by: average wireless voice and data subscribers	9,365	9,138
Divided by: twelve months for the year	12	12
	$59.79	$60.20

Operating Expenses

Operating expenses are segregated into two categories for assessing business performance:

•	Cost of equipment sales; and

•	Other operating expenses.

In the Wireless and Cable industries in Canada, the demand for services continues to grow, and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales- and marketing-related expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing related expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Capital Intensity

Capital intensity provides a comparative basis on the level of PP&E additions within the industry. It is computed as the total additions to PP&E divided by the total operating revenue. In case of Wireless, capital intensity represents the total additions to PP&E divided by the total network revenue.

Non-GAAP Measures

We have included certain non-GAAP financial measures that we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include operating profit, operating profit margin, adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share and free cash flow, do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP.

We believe that these non-GAAP financial measures may provide for a more effective analysis of our operating performance. These measures are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. In addition, the items mentioned in the preceding paragraph could potentially distort the analysis of trends due to the fact that they are volatile and can vary widely from company to company, thereby impairing comparability. The exclusion of these items does not mean that they are unusual, infrequent or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period to period and compare to forecasts on a consistent basis. We believe that these measures present trends that are useful in managing our business and in allowing investors and analysts to assess the underlying changes in our business over time.

Operating Profit and Operating Profit Margin

We define operating profit as net income from continuing operations before depreciation and amortization, income taxes and non-operating items, which include finance costs (such as interest on long-term debt, loss on repayment of long-term debt, foreign exchange gains (losses), change in fair value of derivative instruments, capitalized interest and amortization of deferred transaction costs), impairment of assets, share of income in associates and joint ventures and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure, as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt and invest in PP&E and allows us to compare the Company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under IFRS.

74    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Income, Adjusted Basic and Diluted Earnings per Share, and Pre-tax Free Cash Flow

We define adjusted operating profit as operating profit excluding: (i) stock-based compensation expense; (ii) integration, restructuring and acquisition expenses; and (iii) settlement of pension obligations. In addition, adjusted net income and adjusted earnings per share excludes loss on repayment of long-term debt, impairment of assets, gain on spectrum distribution, and the related income tax impacts of the preceding items and the legislative tax change. We define pre-tax free cash flow as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization).

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to, and not a substitute for, our results of operations reported under IFRS. A reconciliation of these non-GAAP financial measures to operating profit, net income and earnings per share is included in this section under “Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow Calculations”.

We calculate adjusted operating profit margin by dividing adjusted operating profit by total revenue, except in the case of Wireless. For Wireless, adjusted operating profit margin is calculated by dividing adjusted operating profit by network revenue. Network revenue is used in the calculation instead of total revenue because network revenue better reflects Wireless’ core business activity of providing wireless services. The following table illustrates the adjusted operating profit margin calculations for Wireless, Cable, RBS and Media.

Adjusted Operating Profit Margin Calculations

Years ended December 31, (In millions of dollars, except for margins)	2012	2011
RCI:
Adjusted operating profit	$4,834	$4,739
Divided by total revenue	12,486	12,346
RCI adjusted operating profit margin	38.7%	38.4%
WIRELESS:
Adjusted operating profit	$3,063	$3,036
Divided by network revenue	6,719	6,601
Wireless adjusted operating profit margin	45.6%	46.0%
CABLE:
Adjusted operating profit	$1,605	$1,549
Divided by revenue	3,358	3,309
Cable adjusted operating profit margin	47.8%	46.8%
ROGERS BUSINESS SOLUTIONS:
Adjusted operating profit	$89	$86
Divided by revenue	351	405
Rogers Business Solutions adjusted operating profit margin	25.4%	21.2%
MEDIA:
Adjusted operating profit	$190	$180
Divided by revenue	1,620	1,611
Media adjusted operating profit margin	11.7%	11.2%

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    75

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow Calculations

Years ended December 31, (In millions of dollars, except per share amounts; number of shares outstanding in millions)	2012	2011
Operating income	$2,766	$2,865
Add:
Depreciation and amortization	1,819	1,743
Impairment of assets	80	–
Operating profit	$4,665	$4,608
Add (deduct):
Stock-based compensation expense	77	64
Integration, restructuring and acquisition expenses	92	56
Settlement of pension obligations	–	11
Adjusted operating profit	$4,834	$4,739
Net income from continuing operations	$1,732	$1,590
Add (deduct):
Stock-based compensation expense	77	64
Integration, restructuring and acquisition expenses	92	56
Settlement of pension obligations	–	11
Loss on repayment of long-term debt	–	99
Impairment of assets	80	–
Gain on spectrum distribution	(233)	–
Income tax impact of above items	(14)	(56)
Income tax adjustment, legislative tax change	54	(28)
Adjusted net income	$1,788	$1,736
Adjusted basic earnings per share:
Adjusted net income	$1,788	$1,736
Divided by: weighted average number of shares outstanding	519	543
Adjusted basic earnings per share	$3.45	$3.20
Adjusted diluted earnings per share:
Adjusted net income	$1,788	$1,736
Divided by: diluted weighted average number of shares outstanding	522	547
Adjusted diluted earnings per share	$3.43	$3.17
Basic earnings per share:
Net income from continuing operations	$1,732	$1,590
Net income	$1,700	$1,563
Divided by: weighted average number of shares outstanding	519	543
Basic earnings per share - continuing operations	$3.34	$2.93
Basic earnings per share	$3.28	$2.88
Diluted earnings per share:
Net income from continuing operations	$1,732	$1,590
Effect on net income of dilutive securities	–	–
Diluted net income from continuing operations	$1,732	$1,590
Net income	$1,700	$1,563
Effect on net income of dilutive securities	–	–
Diluted net income	$1,700	$1,563
Divided by: diluted weighted average number of shares outstanding	522	547
Diluted earnings per share - continuing operations	$3.32	$2.91
Diluted earnings per share	$3.26	$2.86
Free Cash Flow
Adjusted operating profit	$4,834	$4,739
Add (deduct):
PP&E expenditures	(2,142)	(2,127)
Interest on long-term debt, net of capitalization	(663)	(639)
Pre-tax free cash flow	2,029	1,973
Cash income taxes	(380)	(99)
After-tax free cash flow	$1,649	$1,874

76    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTORS

Our outstanding public debt, $2.0 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Years ended December 31 (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
Statement of Income Data:
Revenue	$5	$105	$10,970	$10,819	$1,666	$1,674	$(155)	$(252)	$12,486	$12,346
Operating income (loss)	(166)	(169)	2,959	2,995	44	107	(71)	(68)	2,766	2,865
Net income (loss)	1,700	1,563	2,929	2,920	778	861	(3,707)	(3,781)	1,700	1,563
	As at period end December 31 (unaudited)
	RCI (1)(2)		RCP (1)(2)		Other Subsidiaries(2)		Consolidating Adjustments (2)		Total Consolidated Amounts
(In millions of dollars)	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011	Dec. 31 2012	Dec. 31 2011
Balance Sheet Data (at period end):
Current assets	$1,682	$710	$8,209	$5,288	$1,905	$1,608	$(9,575)	$(5,694)	$2,221	$1,912
Non-current assets	27,388	23,383	12,232	11,350	6,642	5,681	(28,865)	(23,964)	17,397	16,450
Current liabilities	9,717	5,538	2,776	1,834	1,129	868	(10,620)	(5,691)	3,002	2,549
Non-current liabilities	12,082	11,640	438	259	179	188	149	154	12,848	12,241

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    77

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	GLOSSARY OF SELECTED TERMS

•

2G (Second Generation Wireless): 2G cellular wireless technology converts voice to digital data for transmission over the air and then back to voice. 2G data services were based on circuit switched data connections where each connection was dedicated to the user for the duration of each session. Circuit switched data was slow, typically providing 9.6-14.4 Kbps. 2G technologies included Code Division Multiple Access (CDMA), Time Division Multiple Access (TDMA), and GSM (Global System for Mobile communications).

•

3G (Third Generation Wireless): 3G is the third generation of mobile phone standards and technology. It is based on standards from the International Telecommunication Union and the Third Generation Partnership Project (3GPP). A key aim of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging, and broadband wireless data, all in a mobile environment. 3G technologies include Wideband-CDMA (W-CDMA), cdma2000 and TD/SCDMA.

•

3.5G (Enhanced Third Generation Cellular Wireless): 3.5G refers to evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are High-Speed Packet Access Plus (HSPA+) and CDMA EV-DO.

•

4G (Fourth Generation Wireless): The latest generation of wireless technology. 4G technology offers increased voice, video and multimedia capabilities, a higher network capacity, improved spectral efficiency and high-speed data rates over current 3G standards.

•	Android phone: A type of smartphone that uses the Android, Linux-based operating system.

•

ARPU (Average Revenue per User): Average revenue per user, or subscriber, expressed as a dollar rate per month for a given measurement period. The measure is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an important indicator of a wireless or cable business’ operating performance.

•

ATM (Asynchronous Transfer Mode): A high-speed data switching protocol that packs digital information into cells that are switched throughout a network over virtual circuits. ATM can be used to route voice, data and video at high speeds over the same network.

•

AWS (Advanced Wireless Services): The bi-directional wireless telecommunications spectrum band at the 1900 MHz/2100 MHz frequency ranges that is used for wireless voice, data, messaging services and multimedia in North America.

•

Bandwidth: Bandwidth can have two different meanings: (i) a band or block of radio frequencies measured in cycles per second, or hertz; (ii) an amount or unit of capacity in a telecommunications transmission network. In general terms, bandwidth and is the available space to carry a signal: the greater the bandwidth, the greater the information-carrying capacity.

•

Bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bits per second; Mbps (megabits per second) is millions; Gbps (gigabits per second) is billions; and Tbps (terabits per second) is trillions.

•

Broadband: High-speed electronic data transmission. The term is commonly used to refer to communications services which allow transmission of voice, data and video simultaneously at rates of 1.544 Mbps and above.

•

CDMA (Code Division Multiple Access): A type of 2G wireless protocol used so that more voice and data can be transmitted on the same frequency. CDMA is a spread spectrum technology in which calls are assigned a pseudo-random code to encode digital bit streams. CDMA allows the communications of many wireless users to simultaneously occupy a wide radio channel and, using the pseudo-random code, be separated at the receiving end of the transmission link.

•

Churn: The term used to describe the disconnect rate of customers to a telecommunications service. Usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a one month period divided by the opening number of units on the network. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity.

•

Circuit Switched: A switching technique that establishes a dedicated transmission path between originating and terminating points and holds that path open for the duration of a voice call or data exchange.

•	CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, long-established carriers in offering facilities-based telecommunications services.

•	CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters, and cable-TV and telecommunications companies in Canada.

•

Digital: A method of storing, processing and transmitting information through the use of distant electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous variable analog signal. Digital signals are easier to recreate, compress, manipulate and verify, thereby enabling more information to fit into a given space with fewer errors creeping into a transmission.

•

DOCSIS (Data over Cable Service Interface Specification): A non-proprietary industry standard developed by Cable Labs that allows for equipment interoperability from the CMTS (located at the head end) to the CPE (located at the home). DOCSIS specifies downstream traffic transfer rates up to 36 Mbps over a radio frequency 6 MHz channel. The latest version (DOCSIS 3.0) enables bonding of multiple channels to allow for +100 Mbps or greater transmission speeds depending upon how many channels are bonded together. Other devices that utilize the DOCSIS standard include DOCSIS enabled video set-top boxes, Tru2Way TV’s and PacketCable devices (such as enhanced voice over cable telephony modems).

•

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, relatively high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service, but it uses a different part of the phone line’s bandwidth. It generally does not interfere with normal phone service because there is a significant amount of unused capacity in current phone wires. Sometimes the term is shown as xDSL. The “x” represents a variety of possible information rates and methods that can be handled through the digital subscriber loop, such as ADSL, HDSL, SDSL, VDSL, etc.

78    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

•

Ethernet: A local area data communications network protocol that accepts transmissions from computers and terminals and delivers transmissions over shielded coaxial cable or over shielded twisted pair telephone wire.

•

EV-DO (Evolution Data Optimized): Full name CDMA 2000 EV-DO, Evolution Data Optimized is part of the CDMA2000 family of standards and is a wireless radio broadband protocol that delivers download data rates of up to 3.1 Mbps in its commonly deployed Revision A specification. CDMA is a generally North America specific standard.

•	Facilities-Based Service, Network or Provider: telecom services company that largely owns the network upon which they sell services to their customers.

•

Fibre-Optics: A method for the transmission of information (voice, video or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre-optic cables. The bandwidth capacity of fibre-optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification. In many cases, fibre-optic connections must be converted to electrical connections to be interconnected with networking equipment.

•	Frame relay: A standardized WAN technology used for voice and data transfer between LANs.

•	FTTF (Fibre-to-the-Feeder): A term typically used to describe CATV Fibre to the Node (FTTN) networks. Coaxial cables are normally used for the terminal network segment (from the node to the end-user).

•	Gigabyte (GB): A measure of computer storage capacity. One gigabyte equals one thousand megabytes.

•	Gigahertz (GHz): A measure of frequency. One gigahertz equals one thousand megahertz.

•

GSM (Global System for Mobile): GSM is a TDMA-based technology and a member of the so-called “second generation” (2G) family of mobile protocols. GSM is deployed widely across North America, Europe and around the world, especially at the 850, 900, 1800 and 1900 MHz frequency bands. When delivered in the 1800/1900 MHz frequency band, GSM is sometimes referred to as PCS (Personal Communications Services).

•	HD (high definition): A resolution that is substantially higher than that of standard-definition television.

•

HFC (Hybrid Fibre Coax): An advanced cable network architecture that enables a cable television network to carry two-way, digital traffic for extremely fast Internet access, cable telephony (i.e., home phone service) and hundreds of channels of digital television.

•	Hotspot: The WiFi wireless access point in a public place such as a café, train station, airport, commercial office property or conference centre.

•	HSPA+ (High Speed Packet Access): An IP-based packet-data enhancement to WCDMA technology that provides high-speed broadband packet data services over 3G networks.

•	ILEC (Incumbent Local Exchange Carrier): Typically the traditional phone company and original local exchange carrier in a given market.

•

IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so that they can communicate with one another. IP is basically a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

•

LAN (Local Area Network): A private data communications network linking a variety of data devices, such as personal computers, servers and printers so that they can share files, all housed in a defined building or geographic area.

•

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G). Compared to HSPA/UMTS LTE improves spectral efficiency, lowers costs, improves services and, most importantly, allows for higher data rates. LTE technology is being deployed and is designed to deliver at speeds up to 150Mbps with further increases over time.

•

M2M (machine-to-machine): a technology that connects people, devices, networks and everyday objects while communicating and interpreting data that can be acted upon in a timely manner. The underlying technology that enables solutions at the enterprise level and enables a growing number of connected solutions in the consumer world.

•	Megahertz (MHz): Millions of hertz. A measure of frequency, with one megahertz equal to one thousand kilohertz.

•	MLSE: Maple Leaf Sports and Entertainment, which owns and operates the Toronto Maple Leafs, the Toronto Raptors, the Toronto FC and the Toronto Marlies.

•	Mobile commerce: The buying and selling of goods and services through wireless handheld devices such as cellular telephones and personal digital assistants.

•

MPEG (Moving Pictures Experts Group): The group that has defined the standards for multimedia transmission, including music and video files. The term can also refer to the file compression/decompression format itself such as MPEG-2, MPEG-3 or MPEG-4.

•	Near-field-communication: A form of contactless communication between devices like smartphones or tablets.

•	Near-net: Buildings that are geographically close to our existing facilities-based network.

•	Off-net: Buildings that are serviced by other facilities-based network providers.

•	On-net: Buildings that are serviced by our facilities-based network.

•	Optical wave connectivity: A point-to-point private line service that is delivered over an optical network using Wavelength Division Multiplexing technology.

•

PCS (Personal Communications Service): A lower powered, higher frequency competitive wireless technology to first generation cellular networks. Whereas cellular typically operates in the 800-900 MHz range, PCS operates in the 1.8-1.9 GHz range, which typically requires that cells be smaller and closer together.

•	POPs (Percentage of Population): A wireless industry term referring to the percentage of population residing in a market covered by a wireless network.

•

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services and the usage is billed in arrears, subsequent to consuming the services. Usually arranged on a term contract basis.

•	PPV (Pay per View): Pay television programming for which cable subscribers pay a separate fee for each program viewed.

•

Prepaid: A method of payment for wireless service that allows a subscriber to prepay for a set amount of airtime in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    79

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format to a disk drive, USB flash drive, SD memory card or other local or networked mass storage device. The term includes set-top boxes with direct to disk recording facility, portable media players with recording, recorders such as camcorders that record onto secure digital memory cards and software for personal computers which enables video capture and playback to and from a hard disk.

•	SAP: A provider of enterprise application software.

•

Set-top box: A stand-alone analog or digital device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable and satellite programming.

•	SIP (Session Initiation Protocol): A protocol typically used to set up telephone calls and other real-time communications between users over the Internet and to and from the PSTN.

•

Smartphone: An advanced wireless mobile device or personal digital assistant (PDA) that provides text messaging, e-mail, Internet access, multimedia downloads and social networking functionality in addition to voice.

•

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data and video. Various portions of spectrum are designated for cellular service, television, FM radio, satellite transmissions, etc.

•

Streaming media: The process that allows audio or video content to start playing on your computer screen before the entire file is downloaded to your machine. Prior to streaming media, users needed the entire audio or video file on their computer in order to play.

•	SVOD (Subscription Video on Demand): Offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

•

Switched digital video: A cable network technology that enables the carrier to make all channels available to all subscribers while not having to physically broadcast every available channel. As only a percentage of homes on a network node are actively watching a given channel at a given time, rarely are all channels being accessed. With switched video, the unwatched channels do not need to be sent. Instead, a subscribers’ digital box sends a channel request signal back to the distribution hub and if a channel is not currently being transmitted on the coaxial line, the distribution hub allocates a new channel and transmits the requested channel to the coaxial cable via the fibre-optic node. By sending the digital video in this more efficient manner, additional uses may be made of the freed up bandwidth.

•

VOD (Video on Demand): A cable service that allows a customer to select and order movies and shows at any time from a library of thousands of titles. The content, which is stored on large servers connected to the cable network, is then delivered via a dedicated stream to the viewer set up by the network upon request. Viewers can then pause, fast forward or rewind the content. VOD enables a cable operator to offer significantly more content than if it had to broadcast every show in its library separately to all subscribers.

•

VoIP (Voice over IP): The technology used to transmit real time voice conversations in data packets over a data network using Internet Protocol. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets and the Internet.

•

VPN (Virtual Private Network): A private data network in which some of the links between nodes are carried on an open or shared network (such as the Internet) instead of by dedicated circuits. VPN traffic over the open or shared network is typically encapsulated and encrypted (sometimes referred to as “tunnelled”) to ensure privacy and security is maintained.

•	WAN (Wide Area Network): A data network extending/interconnecting multiple local area network LANs using wireline or wireless telecommunications.

•

WiFi (802.11): WiFi is the commercial name for a networking technology standard for wireless LANs. Wireless LANs essentially provide the same service as wired networks, but at lower speeds. WiFi allows any user with a WiFi enabled device to connect to a wireless access point at multi-megabit speeds, typically between 11 Mbps and 50 Mbps depending upon the type of technology chosen and how many users are using the network at a given time.

80    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

December 31, 2012

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and, in their opinion, present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the consolidated financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of consolidated financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review Management’s Discussion and Analysis, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 14, 2013

Nadir H. Mohamed, FCA President and Chief Executive Officer	Anthony Staffieri, FCA Executive Vice President, Finance and Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ROGERS COMMUNICATIONS INC.:

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communications Inc. as at December 31, 2012 and 2011, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 14, 2013

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    81

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended December 31,	Note		2012	2011
Operating revenue	3	(b)	$12,486	$12,346

Operating expenses:
Operating costs	4		7,729	7,682
Integration, restructuring and acquisition costs	8		92	56
Depreciation and amortization	12, 13		1,819	1,743
Impairment of assets	13		80	–

Operating income			2,766	2,865

Finance costs	5		(664)	(738)
Other income, net			15	1
Share of the income of associates and joint ventures	24		235	7

Income before income taxes			2,352	2,135

Income tax expense	9		(620)	(545)

Net income from continuing operations			1,732	1,590

Loss from discontinued operations, net of tax	6		(32)	(27)
Net income for the year			$1,700	$1,563

Earnings per share – basic:
Earnings per share from continuing operations	10		$3.34	$2.93
Loss per share from discontinued operations	10		(0.06)	(0.05)
Earnings per share – basic			$3.28	$2.88

Earnings per share – diluted:
Earnings per share from continuing operations	10		$3.32	$2.91
Loss per share from discontinued operations	10		(0.06)	(0.05)
Earnings per share – diluted			$3.26	$2.86

The accompanying notes are an integral part of the consolidated financial statements.

82    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31,	Note	2012	2011
Net income for the year		$1,700	$1,563

Other comprehensive income (loss):
Items that will not be reclassified to income:
Defined benefit pension plans
Actuarial loss	21	(244)	(89)
Related income tax recovery	21	64	22
Items that will not be reclassified to net income		(180)	(67)

Items that may subsequently be reclassified to income:
Change in fair value of available-for-sale investments
Increase (decrease) in fair value		(216)	174
Related income tax recovery (expense)		26	(22)
		(190)	152

Cash flow hedging derivative instruments
Change in fair value of derivative instruments		(103)	33
Reclassification to net income due to settlement of cross-currency interest rate exchange agreements		–	22
Reclassification to net income for foreign exchange (loss)/gain on long-term debt		85	(73)
Reclassification to net income of accrued interest		61	69
Related income tax expense		(8)	(21)
		35	30
Items that may subsequently be reclassified to net income		(155)	182
Other comprehensive income (loss) for the year		(335)	115
Comprehensive income for the year		$1,365	$1,678

The accompanying notes are an integral part of the consolidated financial statements.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    83

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS)

December 31,	Note	2012	2011
Assets
Current assets:
Cash and cash equivalents		$213	$–
Accounts receivable		1,536	1,574
Other current assets	11	464	322
Current portion of derivative instruments	19	8	16
		2,221	1,912

Property, plant and equipment	12	9,576	9,114
Goodwill	13	3,215	3,280
Intangible assets	13	2,951	2,721
Investments	14	1,484	1,107
Derivative instruments	19	42	64
Other long-term assets	15	98	134
Deferred tax assets	9	31	30
		$19,618	$18,362

Liabilities and Shareholders’ Equity
Current liabilities:
Bank advances		$–	$57
Accounts payable and accrued liabilities		2,135	2,085
Income tax payable		24	–
Current portion of provisions	16	7	35
Current portion of long-term debt	17	348	–
Current portion of derivative instruments	19	144	37
Unearned revenue		344	335
		3,002	2,549

Provisions	16	31	38
Long-term debt	17	10,441	10,034
Derivative instruments	19	417	503
Other long-term liabilities	20	458	276
Deferred tax liabilities	9	1,501	1,390
		15,850	14,790

Shareholders’ equity	22	3,768	3,572
		$19,618	$18,362
Guarantees	25
Commitments and contingent liabilities	26
Subsequent events	27

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Alan D. Horn, CA	John H. Clappison, FCA
Director	Director

84    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN MILLIONS OF CANADIAN DOLLARS)

	Class A Voting shares		Class B Non-Voting shares
Years ended December 31, 2012 and 2011	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Share premium	Retained earnings	Available-for-sale financial assets reserve	Hedging reserve	Total shareholders’ equity
Balances, January 1, 2012	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Net income for the year	–	–	–	–	–	1,700	–	–	1,700
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(180)	–	–	(180)
Available-for-sale investments, net of tax	–	–	–	–	–	–	(190)	–	(190)
Derivative instruments, net of tax	–	–	–	–	–	–	–	35	35
Total other comprehensive loss	–	–	–	–	–	(180)	(190)	35	(335)
Comprehensive income for the year	–	–	–	–	–	1,520	(190)	35	1,365
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares (note 22(c))	–	–	(10)	(9,637)	(243)	(97)	–	–	(350)
Dividends declared	–	–	–	–	–	(820)	–	–	(820)
Shares issued on exercise of stock options	–	–	1	30	–	–	–	–	1
Total transactions with shareholders	–	–	(9)	(9,607)	(243)	(917)	–	–	(1,169)
Balances, December 31, 2012	$72	112,462	$397	402,788	$–	$3,046	$243	$10	$3,768

	Class A Voting shares		Class B Non-Voting shares				Available-for-sale financial assets reserve
	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Share premium	Retained earnings		Hedging reserve	Total shareholders’ equity
Balances, January 1, 2011	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the year	–	–	–	–	–	1,563	–	–	1,563
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(67)	–	–	(67)
Available-for-sale investments, net of tax	–	–	–	–	–	–	152	–	152
Derivative instruments, net of tax	–	–	–	–	–	–	–	30	30
Total other comprehensive income	–	–	–	–	–	(67)	152	30	115
Comprehensive income for the year	–	–	–	–	–	1,496	152	30	1,678
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares (note 22(c))	–	–	(30)	(30,943)	(870)	(199)	–	–	(1,099)
Dividends declared	–	–	–	–	–	(766)	–	–	(766)
Shares issued on exercise of stock options	–	–	10	266	–	–	–	–	10
Acquisition of non-controlling interests (note 7)	–	–	–	–	–	(11)	–	–	(11)
Total transactions with shareholders	–	–	(20)	(30,677)	(870)	(976)	–	–	(1,866)
Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

The accompanying notes are an integral part of the consolidated financial statements.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    85

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS OF CANADIAN DOLLARS)

Years ended December 31,	Note		2012	2011
Cash provided by (used in):

Operating activities:
Net income for the year			$1,700	$1,563
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	12,13		1,819	1,743
Impairment of assets	13		80	–
Program rights amortization			73	83
Finance costs	5		664	738
Income tax expense	9		610	535
Pension contributions, net of expense	21		(36)	(41)
Settlement of pension obligations	21		–	11
Stock-based compensation expense	23		77	64
Share of the income of associates and joint ventures	24	(c)	(235)	(7)
Other			(23)	9
			4,729	4,698
Change in non-cash operating working capital items			(248)	(169)
			4,481	4,529
Income taxes paid			(380)	(99)
Interest paid			(680)	(639)
Cash provided by operating activities			3,421	3,791

Investing activities:
Additions to property, plant and equipment (“PP&E”)	12		(2,142)	(2,127)
Change in non-cash working capital items related to PP&E			136	(89)
Acquisitions, net of cash and cash equivalents acquired			–	(532)
Investments	14		(707)	–
Additions to program rights			(90)	(56)
Other			(31)	(27)
Cash used in investing activities			(2,834)	(2,831)
Financing activities:
Issuance of long-term debt			2,090	4,100
Repayment of long-term debt			(1,240)	(2,802)
Premium on repayment of long-term debt			–	(76)
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts			–	(1,208)
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts			–	878
Transaction costs incurred related to long-term debt			(14)	(10)
Repurchase of Class B Non-Voting shares	22	(c)	(350)	(1,099)
Proceeds received on exercise of stock options			–	3
Dividends paid	22	(b)	(803)	(758)
Cash used in financing activities			(317)	(972)

Change in cash and cash equivalents			270	(12)

Cash and cash equivalents, beginning of year			(57)	(45)
Cash and cash equivalents, end of year			$213	$(57)

The change in non-cash operating working capital items is as follows:
Accounts receivable			$15	$(86)
Other current assets			(131)	(33)
Accounts payable and accrued liabilities			(140)	(46)
Unearned revenue			8	(4)
			$(248)	$(169)
Supplemental cash flow disclosure:
Non-cash acquisition of spectrum licenses	13		$360	$–

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

86    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.	NATURE OF THE BUSINESS:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. RCI and its subsidiary companies are collectively referred to herein as the “Company”. The Company’s registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

As of December 31, 2012, the Company reported the results of four segments: Wireless, Cable, Business Solutions (“RBS”), and Media. Through Wireless, the Company is engaged in wireless voice and data communications services. Through its Cable and RBS segments, the Company provides cable television services, high-speed Internet access, and telephony services to both consumers and businesses. Through its Media segment, the Company is engaged in radio and television broadcasting, digital media, televised shopping, publication and distribution, and sports entertainment.

The Company is publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

2.	SIGNIFICANT ACCOUNTING POLICIES:

(a)	Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 were approved by the Board of Directors on February 14, 2013.

(b)	Basis of presentation:

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, liabilities for cash-settled share-based payments and the net deferred pension liability, which are measured at fair value as described in the applicable notes. The consolidated financial statements are presented in millions of Canadian dollars, which is the Company’s functional currency.

(c)	Basis of consolidation:
(i)	Subsidiaries:

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany transactions and balances are eliminated on consolidation.

(ii)	Business combinations:

The acquisition method of accounting is used to account for the acquisition of subsidiaries.

The fair value of consideration transferred is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date. The determination of the fair values of assets acquired and liabilities assumed involves considerable estimates in the development of discounted cash flow analyses, estimated future earnings, estimated future subscribers, and use of information available in financial markets. Acquisition transaction costs are expensed as incurred.

(d)	New accounting pronouncements effective in 2012:

IAS 1, Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment requires an entity to separately present the items of other comprehensive income (“OCI”) as items that may or may not need to be reclassified to profit and loss. The Company has presented the consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011 using this approach.

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with, an entity’s continuing involvement in derecognized financial assets. The amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company has assessed the impact of this amendment and there is no impact on the consolidated financial statements.

IAS 12, Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB amended IAS 12, Deferred Tax: Recovery of Underlying Assets (“IAS 12”). IAS 12 includes a rebuttal presumption which determines that the deferred tax on the depreciable component of an investment property measured using the fair value model from IAS 40, Investment Property should be based on its carrying amount being recovered through a sale. The standard has also been amended to include the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16, Property, Plant and Equipment (“IAS 16”) should be measured on the sale basis. The Company has assessed the impact of this amendment and there is no impact on the consolidated financial statements.

(e)	Use of estimates and judgments:

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts. Actual results could differ from these estimates.

Key areas of estimation that are inherently uncertain include the following:

(i)	assessment of credit risk and the determination of the allowance for doubtful accounts (note 19(a));

(ii)	consideration of inputs in the determination of the fair value of assets and liabilities acquired in business combinations (note 2(c)(ii));

(iii)	consideration of industry trends and other factors in the determination of the useful lives of PP&E (note 2(r)(ii));

(iv)	capitalization of direct labour, overhead and interest costs to PP&E (note 2(r)(i));

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(v)	determination of the recoverable amount in assessing impairment of non-financial assets (note 2(u)(iii));

(vi)	measurement of provisions (note 2(p));

(vii)	evaluating the recoverability of deferred tax assets (note 2(i)); and

(viii)	measurement of the fair value of derivative instruments (note 19(e)), pension obligation (note 21) and stock-based compensation liabilities (note 23).

In addition to the key areas of estimation, areas involving significant judgment include the following:

(i)	the Company’s determination of cash generating units for the purpose of impairment testing (note 13);

(ii)

the Company’s choice to depreciate cable and wireless network on a straight-line basis as it believes this method is most representative of the economic substance of the use of the underlying assets (note 2(r)(ii));

(iii)

the Company’s view that its Spectrum licenses will likely be renewed in the foreseeable future and therefore have been designated an indefinite useful life and are not subject to amortization (note 2(t)(ii));

(iv)	the Company’s interpretation of tax rules and regulations in calculating income taxes (note 9); and

(v)	the Company’s determination of the probability of loss in assessing contingent liabilities (note 26).

(f)	Revenue recognition:

In addition to applying the criteria noted below, revenue is recognized when the amount is estimable and collectability is reasonably assured. The Company’s principal sources of revenues and recognition of these revenues, net of discounts, for financial statement purposes are as follows:

(i)

monthly subscriber fees in connection with wireless, cable, telephony and Internet services, rental of equipment, network services and media subscriptions are recorded as revenue as the service is provided;

(ii)	revenue from airtime, data services, roaming, long-distance and optional services, pay-per-use services and other sales of products are recorded as revenue as the services or products are delivered;

(iii)

revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues upon activation of the equipment;

(iv)

installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. In Wireless, these fees are recorded as part of equipment revenue. In Cable, they are deferred and amortized over the related service period, which is approximately three years;

(v)

advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations; is featured in the Company’s publications; or is displayed on the Company’s digital properties;

(vi)	monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
(vii)

the Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized when determined; and

(viii)

awards granted to customers through customer loyalty programs are considered a separately identifiable component of the sales transactions, and are deferred until recognized as operating revenue when the awards are redeemed by the customer and the goods or services are provided by the Company. The portion allocated to the award credit is estimated based on the fair value of the right to the future goods and services. The amount of revenue recognized is based on the number of award credits redeemed relative to the total number of award credits that are expected to be redeemed.

The Company offers certain products and services as part of multiple deliverable arrangements, and divides these products and services into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their relative fair values and the Company’s relevant revenue recognition policies are applied to them.

The Company records payments received in advance of providing goods or services as unearned revenue, which includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions that will be provided in future periods.

(g)	Subscriber acquisition and retention costs:

The Company expenses the costs related to the acquisition or retention of subscribers as incurred, except as described in note 2(f)(iv) as it relates to cable installation costs.

(h)	Stock-based compensation and other stock-based payments:

The Company’s employee stock option plans, which are described in note 23(a), attach cash-settled share appreciation rights (“SARs”) to all stock options granted. This feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value of the option, being the excess of the market price of the Class B Non-Voting share over the exercise price of the option at the exercise date, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their fair value, measured using option valuation techniques that are compliant with IFRS 2, Share-based Payment (“IFRS 2”). The fair value of the liability is remeasured each period and is amortized to net income using the shorter of graded vesting over the four year vesting period, or over the period to the date an employee is eligible to retire.

The Company has a restricted share unit (“RSU”) plan, which is described in note 23(b). RSUs are recorded as liabilities. The measurement of the liability and compensation costs for these awards are based on the fair value of the award and recorded as a charge to net income over the vesting period of the award. Changes in the Company’s liability subsequent to the grant of the award and prior to the settlement date are due to changes in fair value of the award and are recorded as a charge to net income in the year incurred. The payment amount is established as of the vesting date of the award.

88    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

The Company has a deferred share unit (“DSU”) plan, which is described in note 23(c). DSUs are recorded as liabilities. The measurement of the liability for these awards is based on the fair value of the award at the date of grant. Changes in the Company’s liability subsequent to the grant of the award and prior to the settlement date are due to changes in the fair value of the award and are recorded as a charge to net income in the year incurred. The payment amount is established as of the exercise date of the award.

The Company has an employee share accumulation plan, which is described in note 23(d). The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings to the plan through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the year made.

(i)	Income taxes:

Income tax expense is comprised of current and deferred taxes. The calculation of income taxes requires judgment in interpreting tax rules and regulations. Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or items recognized directly in equity or in OCI.

Current tax expense is the expected tax payable or receivable based on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Significant estimates are required in evaluating the recoverability of deferred tax assets. The Company’s assessment is based on existing tax laws, estimates of future profitability, and tax planning strategies.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The assessment relies on estimates and assumptions. If new information were to become available to change the Company’s judgement regarding the adequacy of existing tax liabilities, such changes would impact income tax expense in the period that such a determination is made.

(j)	Foreign currency translation:

Monetary assets and monetary liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the date of the consolidated statements of financial position. Non-monetary assets, non-monetary liabilities and related depreciation and amortization expenses are translated at the historical exchange rates. Revenue and expenses, other than depreciation and amortization, are translated into Canadian dollars at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income or in the consolidated statements of comprehensive income, if the instrument is part of a qualifying cash flow hedging relationship. Foreign exchange gains or losses are primarily related to the translation of certain long-term debt.

(k)	Financial instruments:
(i)	Recognition:

In addition to applying the criteria noted below, the Company initially recognizes cash and receivables, debt securities and subordinated liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date at which the Company becomes a party to the contractual provision of the instrument.

(ii)	Classification and measurement:

For measurement purposes financial instruments are grouped into classes at initial recognition based on the purpose of the individual instruments. All of the Company’s non-derivative financial assets are classified as available-for-sale or loans and receivables, and non-derivative financial liabilities are classified as other financial liabilities.

(a)	Available-for-sale financial assets:

Available-for-sale financial assets include the Company’s publicly traded and private investments. These investments are carried at fair value plus transaction costs directly attributable to the acquisition of the financial asset on the consolidated statements of financial position. Subsequent changes in fair value, other than impairment losses, are recorded in OCI. At the time the investments are disposed of, the cumulative fair value change recorded in OCI related to the disposed investment is reclassified to the consolidated statement of income.

(b)	Loans and receivables:

Upon initial recognition the Company’s loans and receivables, comprised of cash and cash equivalents and accounts receivable, are measured at fair value plus transaction costs directly attributable to the acquisition of the financial asset and subsequently carried at amortized cost using the effective interest method, with changes recorded through net income.

(c)	Other financial liabilities:

All of the Company’s non-derivative financial liabilities are classified as other financial liabilities and are initially measured at fair value plus transaction costs that are directly attributable to the issuance of the financial liability. Subsequent to the initial recognition and measurement, these non-derivative financial liabilities are measured at amortized cost using the effective interest method. Such liabilities include bank advances, accounts payable and accrued liabilities, and long-term debt.

(iii)	Fair value:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.

(iv)	Current and non-current classification:

Financial assets and liabilities due in part or in whole more than one year from the consolidated statements of financial position dates are considered to be non-current. Other financial assets and liabilities are recognized as current.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(v)	Offsetting financial assets and liabilities:

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when the Company has a legal right to offset the amount and intends to settle on a net basis or realize the asset and liability simultaneously.

(l)	Derivative instruments:

The Company uses derivative instruments to manage risks from fluctuations in exchange rates with respect to long-term debt (“Debt Derivatives”) and to manage risks from fluctuations in exchange rates on certain forecasted expenditures (“Expenditure Derivatives” and, together with Debt Derivatives, “Derivatives”). From time to time, these instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements. All such instruments are only used for risk management purposes. The Company does not use derivative instruments for speculative purposes.

All derivatives are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging derivatives and designated as such for accounting purposes. The Company assesses whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the Company first becomes a party to the contract. The changes in fair value of cash flow hedging derivatives are recorded in the hedging reserve, a component of equity, to the extent effective, until the variability of cash flows relating to the hedged asset or liability are recognized in net income. Any hedge ineffectiveness is recognized in net income immediately.

On initial designation of a derivative instrument as a hedging instrument, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company assesses at the inception of the hedging relationship and on an ongoing basis, whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk.

(m)	Earnings per share:

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income or loss attributable to Class A and B shareholders of the Company by the weighted average number of Class A and B shares outstanding during the year. The diluted earnings per share is determined by adjusting the net income or loss attributable to Class A and B shareholders and the weighted average number of Class A and B shares outstanding for the effects of all dilutive potential common shares. The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments, as disclosed in note 10.

(n)	Inventories:

Inventories, including handsets, digital cable equipment and merchandise for resale, are primarily measured at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Previous write downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(o)	Deferred transaction costs:

Costs incurred in connection with the issuance of long-term debt and direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized using the effective interest method over the life of the long-term debt to which they relate.

(p)	Provisions:

Provisions are recognized when a present obligation as a result of a past event will lead to a probable outflow of economic resources from the Company and the amount of that outflow can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive obligation that has resulted from past events, for example, legal disputes or onerous contracts.

Significant estimates are used in measuring provisions. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i)	Decommissioning and restoration costs:

In the course of the Company’s activities, network and other assets are utilized on leased premises that are expected to have costs associated with decommissioning these assets and restoring the location where these assets are situated upon exiting those premises.

These decommissioning and restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value. Forecasts are revised in light of future changes in business conditions or technological requirements.

The Company records these decommissioning and restoration costs as property, plant and equipment and subsequently allocates them to depreciation expense based on the related asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(ii)	Restructuring:

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and either the restructuring has commenced or management has announced the plan’s main features to those affected by it.

(iii)	Onerous contracts:

A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligation under the contract exceed the expected benefits to be derived by the Company. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the contract.

(q)	Employee benefits:
(i)	Pension benefits:

The Company provides both contributory and non-contributory defined benefit pension plans, which provide employees with a lifetime monthly pension upon retirement. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine its present value. The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses a discount rate determined by reference to market yields at the measurement date on high quality corporate bonds to measure the accrued pension benefit

90    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

obligation. Actuarial gains and losses are determined at the end of the year in connection with the valuation of the plans and are recognized in OCI and retained earnings.

The Company uses the following methods and assumptions for pension accounting associated with its defined benefit plans:

(a)	the cost of pensions is actuarially determined and takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases;

(b)	for the purpose of calculating the expected return on plan assets, those assets are valued at fair value; and

(c)

past service costs from plan amendments are expensed immediately in the consolidated statements of income to the extent that they are already vested. Unvested past service costs are deferred and amortized on a straight-line basis over the average remaining vesting period. Contributions to defined contribution plans are recognized as an employee benefit expense in the statement of income in the periods during which related services are rendered by employees.

Contributions to defined contribution plans are recognized as an employee benefit expense in the consolidated statements of income in the periods during which related services are rendered by employees.

(ii)	Termination benefits:

Termination benefits are recognized as an expense when the Company is committed without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date.

(r)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. The determination of directly attributable costs involves significant management estimates. These estimates include certain direct labour and direct costs associated with the acquisition, construction, development or betterment of the Company’s network are capitalized to PP&E, and interest costs which are capitalized during construction and development of certain PP&E.

The cost of new cable subscriber installation costs are capitalized to cable and wireless network and is depreciated over the useful lives of the related assets. Costs of other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues.

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E, and are recognized within other income in the consolidated statements of income.

(ii)	Depreciation:

Depreciation is charged to the consolidated statements of income over the estimated useful lives of the PP&E as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 25 years
Cable and wireless network	Straight-line	3 to 30 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated
useful life and lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

Components of an item of PP&E may have different useful lives. The selection of depreciation methods, rates, and useful lives requires significant estimates that take into account industry trends and company-specific factors. Depreciation methods, rates and residual values are reviewed at least annually or when there are changes in circumstances, and revised if the current method, estimated useful life or residual value is different from that estimated previously. The effect of such changes is recognized in the consolidated statements of income prospectively.

Development expenditures are capitalized if they meet the criteria for recognition as an asset. The assets are amortized over their expected useful lives once they are available for use. Research expenditures, as well as maintenance and training costs, are expensed as incurred.

(s)	Acquired program rights:

Program rights represent contractual rights acquired from third parties to broadcast television programs and are carried at cost less accumulated amortization. Program rights and the related liabilities are recorded on the consolidated statements of financial position when the licence period begins and the program is available for use and is amortized to other external purchases in the consolidated statements of income over the expected exhibition period, which ranges from one to five years. If programs are not scheduled, the related program rights are considered impaired and written off. Otherwise, they are subject to non-financial asset impairment testing as intangible assets with finite useful lives. Program rights for multi-year sports programming arrangements are expensed as incurred, when the games are aired.

(t)	Goodwill and intangible assets:
(i)	Goodwill:

Goodwill is measured if the fair value of consideration transferred, including the recognized amount of any non-controlling interest of the acquiree, is greater than the fair value of the identifiable net assets acquired. If the excess is negative, the difference is recognized immediately in the consolidated statements of income.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(u). Useful lives, residual values and amortization methods for intangible assets with finite useful lives are reviewed at least annually.

Intangible assets having an indefinite life, which consist of spectrum and broadcast licences, are not amortized but are tested for impairment on an annual basis, as described in note 2(u). Spectrum licences and broadcast licences are indefinite life intangible assets because there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for the Company. The determination of these assets’ indefinite life is based on judgment that includes an analysis of all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

Brand names	7 to 20 years
Customer relationships	3 to 5 years
Roaming agreements	12 years
Marketing agreements	3 years

(u)	Impairment:
(i)	Financial assets:

A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset that can be estimated reliably. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively based on the nature of the asset.

An impairment loss on loans and receivables is measured as the difference between the assets carrying amount and the present value of the future cash flows expected to be derived from the asset. The carrying value is reduced through the use of an allowance for doubtful accounts, with the loss recognized in net income.

An impairment loss on available-for-sale financial assets is recognized by reclassifying the losses accumulated in the fair value reserve in equity to the consolidated statements of income. The cumulative loss that is reclassified from equity to the consolidated statements of income is the difference between the acquisition cost less any impairment loss previously recognized and the current fair value.

An impairment loss in respect of an equity-accounted investment is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 2(u)(iv).

(ii)	Goodwill and indefinite-life intangible assets:

The carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment or more frequently if there are indicators of impairment. A cash generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite life intangible assets are allocated to CGUs for the purpose of impairment testing based on the level at which management monitors goodwill, which is not higher than an operating segment. The allocation involves significant estimates and considerable management judgment, and is made to those CGUs that are expected to benefit from the synergies of the business combination.

(iii)	Non-financial assets with finite useful lives:

The carrying values of CGUs with other non-financial assets with finite useful lives, such as PP&E and intangible assets with finite useful lives, are assessed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the asset must be determined. Such assets are impaired if their recoverable amount is lower than their carrying amount. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the CGU to which the asset belongs is tested for impairment.

(iv)	Recognition of impairment charge:

The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell (“FVLCTS”) or its value in use. The determination of the recoverable amount requires the use of significant management estimates such as the estimated future cash flows, terminal growth rate and discount rate applied. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. The resulting impairment loss is recognized in the consolidated statements of income. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset or CGU in prior years. Impairment losses recognized for goodwill are not reversed.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to that asset. The cash flows used reflect management assumptions and are supported by external sources of information.

In assessing FVLCTS, the fair value is based on the best information available to reflect the amount that could be obtained from the disposal of the asset in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

(v)	Investments:
(i)	Investments in associates and joint ventures:

The Company’s interests in investments in associates and joint ventures are accounted for using the equity method of accounting. Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The investments in associates and joint ventures are initially recognized at cost. The carrying amount is increased or decreased to recognize, in net income, the Company’s share of the income or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying

92    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

amount of the investment. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated the same as unrealized gains, but only to the extent that there is no evidence of impairment.

(ii)	Investments in publicly traded and private companies:

Publicly traded investments where no control or significant influence exists are classified as available-for-sale investments and are recorded at fair value based on publicly quoted prices. Investments in private companies where no control or significant influence exists are also accounted for at fair value, which is determined using well established market or asset based, or projected income valuation techniques, which are applied appropriately to each investment depending on its future operating and profitability prospects. Changes in fair value of these investments are recorded in OCI until such time as the investments are disposed of or become impaired. Investments are considered impaired when there is a significant or prolonged decline in fair value below cost.

(w)	Discontinued operations:

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Company and which:

(i)	represents a separate major line of business;

(ii)	is part of a single coordinated plan to dispose of a separate major line of business; or

(iii)	is a subsidiary acquired exclusively with a view to re-sale.

When an operation is classified as a discontinued operation, the comparative statements of income and comprehensive income are re-presented as if the operation had been discontinued from the start of the comparative year.

(x)	Recent accounting pronouncements:

The following accounting pronouncements are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013. The Company is assessing the impact of these pronouncements on its consolidated financial statements:

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10, which replaces the consolidation requirements of SIC-12 Consolidation-Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring interests in jointly controlled entities to be accounted for using the equity method.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). IFRS 13 replaces the fair value guidance contained in individual IFRS with a single source of fair value measurement guidance. The standard also requires disclosures that enable users to assess the methods and inputs used to develop fair value measurements.

IAS 19, Employee Benefits

In June 2011, the IASB amended IAS 19, Employee Benefits (“IAS 19”). This amendment eliminates the concept of return on plan assets and interest cost (income) and replaces them with a net interest cost that is calculated by multiplying the discount rate by the net liability (asset). The amendment also eliminates the use of the “corridor” approach and mandates all remeasurement impacts be recognized in OCI. It also enhances the disclosure requirements, providing better information about the characteristics of defined benefit plans and the risk that entities are exposed to through participation in those plans. The adoption of the amended standard will result in an increase in pension expense of $7 million for the year ended December 31, 2012 upon retrospective application when the amended standard is adopted beginning January 1, 2013.

IAS 27, Separate Financial Statements

In May 2011, the IASB amended IAS 27, Separate Financial Statements (“IAS 27”). This amendment removes the requirements for consolidated statements from IAS 27, and moves it over to IFRS 10, Consolidated Financial Statements. The amendment mandates that when a company prepares separate financial statements, investment in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9, Financial Instruments. In addition, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). This amendment requires any retained portion of an investment in an associate or joint venture that has not been classified as held for sale to be measured using the equity method until disposal. After disposal, if the retained interest continues to be an associate or joint venture, the amendment requires it to continue to be accounted for under the equity method. The amendment also disallows the remeasurement of any retained interest in an investment upon the cessation of significant influence or joint control.

The following accounting pronouncement is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2015. The Company is assessing the impact of the pronouncement on its consolidated financial statements:

IFRS 9, Financial Instruments

In October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SEGMENTED INFORMATION:

(a)

The Company’s chief operating decision makers are the CEO and CFO. They review the operations and performance of the Company by segments, which include Wireless, Cable, RBS and Media. Segment results that are reported to the Company’s chief decision makers include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The accounting policies of the segments are the same as those described in note 2 to the Company’s consolidated financial statements. The chief operating decision makers review adjusted operating profit as a key measure of performance for each segment and for purposes of making decisions on resource allocations. Adjusted operating profit is income before integration, restructuring and acquisition costs, stock-based compensation expense, settlement of pension obligations, depreciation and amortization, impairment of assets, finance costs, other income, share of income of associates and joint ventures, and income taxes. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Information by reportable segments is as follows, which is regularly reported to the chief operating decision makers:

Year ended December 31, 2012	Wireless	Cable	RBS	Media	Corporate items and Eliminations	Consolidated Totals

Operating revenue	$7,280	$3,358	$351	$1,620	$(123)	$12,486
Operating costs(1)	4,217	1,753	262	1,430	(10)	7,652

Adjusted operating profit	3,063	1,605	89	190	(113)	4,834
Integration, restructuring and acquisition costs						92
Stock-based compensation expense(1)						77
Depreciation and amortization						1,819
Impairment of assets						80

Operating income						2,766
Finance costs						(664)
Other income, net						15
Share of the income of associates and joint ventures						235
Income before income taxes						$2,352
Additions to PP&E	$1,123	$832	$61	$55	$71	$2,142
Goodwill	$1,146	$1,000	$215	$854	$–	$3,215
Total assets	$9,769	$4,719	$835	$2,157	$2,138	$19,618

(1)	Included with operating costs in consolidated statements of income.

Year ended December 31, 2011	Wireless	Cable	RBS	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$7,138	$3,309	$405	$1,611	$(117)	$12,346
Operating costs(1)	4,102	1,760	319	1,431	(5)	7,607

Adjusted operating profit	3,036	1,549	86	180	(112)	4,739
Integration, restructuring and acquisition costs						56
Stock-based compensation expense(1)						64
Settlement of pension obligations(1)						11
Depreciation and amortization						1,743

Operating income						2,865
Finance costs						(738)
Other income, net						1
Share of the income of associates and joint ventures						7
Income before income taxes						$2,135
Additions to PP&E	$1,192	$748	$55	$61	$71	$2,127
Goodwill	$1,146	$1,000	$215	$919	$–	$3,280
Total assets	$9,184	$4,619	$924	$1,947	$1,688	$18,362

(1)	Included with operating costs in consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

94    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

(b)	Revenue by product is as follows:

	2012	2011

Wireless:
Postpaid	$6,402	$6,275
Prepaid	317	326
Network revenue	6,719	6,601
Equipment sales	561	537

Total Wireless	7,280	7,138
Cable:
Cable television	1,868	1,878
Internet	998	926
Home phone	477	478
Service revenue	3,343	3,282
Equipment sales	15	27

Total Cable	3,358	3,309
RBS:
Next generation	162	128
Legacy	183	271
Service revenue	345	399
Equipment sales	6	6

Total RBS	351	405
Media:
Advertising	784	816
Subscription	264	241
Retail	276	272
Other	296	282

Total Media	1,620	1,611
Corporate items and intercompany eliminations	(123)	(117)
	$12,486	$12,346

4.	OPERATING COSTS:

	2012	2011
Cost of equipment sales and direct channel subsidies	$1,605	$1,454
Merchandise for resale	173	171
Other external purchases	4,138	4,304
Employee salaries and benefits	1,813	1,742
Settlement of pension obligations (note 21)	–	11
	$7,729	$7,682

5.	FINANCE COSTS:

	2012	2011
Interest on long-term debt	$691	$668
Loss on repayment of long-term debt (note 17)	–	99
Foreign exchange loss (gain)	(9)	6
Change in fair value of derivative instruments	1	(14)
Capitalized interest	(28)	(29)
Other	9	8
	$664	$738
6.	DISCONTINUED OPERATIONS:

During the second quarter of 2012, the Company discontinued its Video segment. Accordingly, the Video segment results of operations have been reported as discontinued operations. As of June 2012, Rogers’ stores no longer offered video and game rentals or sales at any of its retail locations. Certain of these stores continue to serve customers’ wireless and cable needs. The results of the discontinued operations are as follows:

	2012	2011
Operating revenue	$18	$82
Operating costs	(30)	(105)
	(12)	(23)
Integration, restructuring and acquisition costs	(30)	(14)
Loss before income taxes	(42)	(37)
Income tax recovery	10	10
Loss from discontinued operations for the year	$(32)	$(27)

The Video segment did not have any significant assets or liabilities as at December 31, 2012. Cash flows from operating activities for the discontinued Video segment for the year ended December 31, 2012 were $2 million (2011 – $1 million). The Video segment did not have any cash flows from investing or financing activities for the years ended December 31, 2012 and 2011.

7.	BUSINESS COMBINATIONS AND DIVESTITURES:

There were no individually material business combinations or divestitures during 2012.

During 2011, the Company made the following acquisitions:

•

On January 4, 2011, the Company closed an agreement to purchase a 100% interest in Atria Networks LP (“Atria”) for cash consideration of $426 million. Atria, based in Kitchener, Ontario, owns and operates one of the largest fibre-optic networks in Ontario, delivering premier business Internet and data services. The acquisition will augment RBS’s small business and medium-sized business offerings by enhancing its ability to deliver on-net data centric services within and adjacent to Cable’s footprint.

•

On January 31, 2011, the Company closed an agreement to acquire all of the assets of Edmonton, Alberta radio station BOUNCE (CHBN-FM) for cash consideration of $22 million. The acquisition of this radio station was made to increase the Company’s presence in the Edmonton market.

•

On January 31, 2011, the Company closed an agreement to acquire all of the assets of London, Ontario radio station, BOB-FM (CHST-FM), for cash consideration of $16 million. The acquisition of this radio station was made to enter into the London, Ontario market.

•

On February 28, 2011, the Company closed an agreement to acquire all of the assets of Compton Cable T.V. Ltd. (“Compton”) for cash consideration of $40 million. Compton provides cable television, Internet and telephony services in Port Perry, Ontario and the surrounding area. The acquisition was made to enter into the Port Perry, Ontario market and is adjacent to the existing Cable footprint.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The final fair values of the assets acquired and liabilities assumed for all acquisitions during 2011 are summarized as follows:

	Atria	BOUNCE	BOB-FM	Compton
Fair value of consideration transferred	$426	$22	$16	$40

Current assets	10	1	1	1
PP&E	132	–	–	10
Customer relationships	200	–	–	23
Broadcast licence	–	11	6	–
Brand name	–	1	1	–
Spectrum licence	4	–	–	–
Current liabilities	(17)	–	–	(1)
Deferred tax liabilities	(52)	–	–	–
Fair value of net identifiable assets acquired and liabilities assumed	277	13	8	33
Goodwill	$149	$9	$8	$7
Segment	RBS	Media	Media	Cable

Broadcast and spectrum licenses are indefinite life intangible assets. The other assets acquired are being amortized over their expected useful lives of 3 years to 5 years. Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill is tax deductible except for the goodwill acquired from Atria Networks LP. Total transaction costs incurred were $4 million, which have been recorded in integration, restructuring and acquisition costs in the consolidated statement of income.

During the year ended December 31, 2011, the Company increased its ownership interest in a subsidiary from 53% to 100% for cash consideration of $11 million. The Company recognized this increase in the ownership interest of a previously controlled entity as a decrease in retained earnings of $11 million because the carrying amount of non-controlling interest was insignificant.

During the year ended December 31, 2011, the Company made an acquisition for cash consideration of approximately $16 million, which has been recorded as customer relationships. The customer relationships are being amortized over a period of five years.

8.	INTEGRATION, RESTRUCTURING AND ACQUISITION COSTS:

During 2012, the Company incurred:

(a)	$89 million (2011 – $52 million) of restructuring expenses related to severances resulting from the targeted restructuring of its employee base and to improve the Company’s cost structure; and

(b)	$3 million (2011 – $4 million) of acquisition related transaction costs for business combinations and integration expenses related to previously acquired businesses and related restructuring.

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2012 are as follows:

	As at December 31, 2011	Additions	Payments	As at December 31, 2012

Severances resulting from the targeted restructuring of the Company’s employee base	$46	$89	$(85)	$50
Acquisition transaction costs and integration of acquired businesses	2	3	(2)	3
	$48	$92	$(87)	$53

The remaining liability of $53 million as at December 31, 2012, which is included in accounts payable and accrued liabilities, is expected to be paid over the next two years.

96    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

9.	INCOME TAXES:

(a)	Income tax expense (benefit):

The components of income tax expense (benefit) for the years ended December 31, 2012 and 2011 were as follows:

	Year ended December 31, 2012	Year ended December 31, 2011

Continuing operations:
Current income tax expense (benefit)	$428	$(136)

Deferred tax expense (benefit):
Origination and reversal of temporary differences	160	721
Revaluation of deferred tax balances due to legislative changes	54	(28)
Recognition of previously unrecognized deferred tax assets	(22)	(12)
Total deferred tax expense	192	681
Income tax expense from continuing operations	620	545
Income tax expense from discontinued operations (note 6)	(10)	(10)
Total income tax expense	$610	$535

Income tax expense from continuing operations varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2012	2011
Statutory income tax rate	26.4%	28.0%

Computed income tax expense	$621	$598
Increase (decrease) in income taxes resulting from:
Revaluation of deferred tax balances due to legislative changes	54	(28)
Tax rate differential on origination and reversal of temporary differences	–	(31)
Non-taxable portion of capital gain	(61)	–
Recognition of previously unrecognized deferred tax assets	(22)	(12)
Impairment of goodwill and intangible assets	11	–
Stock-based compensation	9	4
Other items	8	14
Income tax expense from continuing operations	$620	$545

Due to Canadian federal and provincial enacted corporate income tax rate changes, the statutory income tax rate for the Company decreased from 28.0% in 2011 to 26.4% in 2012.

(b)	Deferred tax assets and liabilities:

The net deferred tax liability consists of the following:

	2012	2011
Deferred tax assets	$31	$30
Deferred tax liabilities	(1,501)	(1,390)
Net deferred tax liability	$(1,470)	$(1,360)

The movement of net deferred tax assets and liabilities are summarized as follows:

Deferred tax assets (liabilities)	PP&E and Inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Non-capital income tax loss carryforwards	Other	Total
January 1, 2011	$(464)	$(360)	$(138)	$54	$305	$(603)
Benefit (expense) in net income	(18)	(8)	(669)	47	(33)	(681)
Benefit (expense) in OCI	–	–	–	–	(21)	(21)
Acquisitions	(2)	(53)	–	3	(3)	(55)
December 31, 2011	(484)	(421)	(807)	104	248	(1,360)

Benefit (expense) in net income	(117)	61	72	(79)	(129)	(192)
Benefit (expense) in OCI	–	–	–	–	82	82
December 31, 2012	$(601)	$(360)	$(735)	$25	$201	$(1,470)

As at December 31, 2012, the Company had Canadian non-capital loss carryforwards of $75 million, and foreign non-capital loss carryforwards of $50 million. If not utilized, the majority of the Canadian and foreign tax losses will expire after 2025. As at December 31, 2012, the Company had approximately $44 million of available capital losses to offset future capital gains.

As at December 31, 2012 and 2011, deferred tax assets have not been recognized in respect of the following items:

	2012	2011
Capital losses in Canada	$44	$41
Tax losses in foreign jurisdictions	34	45
Deductible temporary differences in foreign jurisdictions	45	45
	$123	$131

The Company has taxable temporary differences associated with its investment in Canadian domestic subsidiaries. No deferred tax

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

liabilities have been provided with respect to such temporary differences where the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

Furthermore, reversal of such temporary differences, if it occurs, could be implemented without any significant tax implications.

10.	EARNINGS PER SHARE:

The following table sets forth the calculation of basic and diluted earnings per share for the years ended December 31, 2012 and 2011:

	2012	2011
Numerator:
Net income for the year from continuing operations	$1,732	$1,590
Loss from discontinued operations	(32)	(27)
Net income for the year	$1,700	$1,563

Denominator (in millions):
Weighted average number of shares outstanding – basic	519	543

Effect of dilutive securities:
Employee stock options	3	4
Weighted average number of shares outstanding – diluted	522	547

	2012	2011

Earnings per share – basic:
Earnings per share from continuing operations	$3.34	$2.93
Loss per share from discontinued operations	(0.06)	(0.05)
Earnings per share	$3.28	$2.88

Earnings per share – diluted:
Earnings per share from continuing operations	$3.32	$2.91
Loss per share from discontinued operations	(0.06)	(0.05)
Earnings per share	$3.26	$2.86

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the year ended December 31, 2012 was 17,240 (2011 – 1,570,760).

11.	OTHER CURRENT ASSETS:

	2012	2011
Inventories	$293	$206
Prepaid expenses	126	108
Income tax receivable	39	–
Other	6	8
	$464	$322

Cost of equipment sales and merchandise for resale includes $1,778 million (2011 – $1,625 million) of inventory costs.

12.	PROPERTY, PLANT AND EQUIPMENT

Details of PP&E and accumulated depreciation are as follows:

	December 31, 2012			December 31, 2011
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land and buildings	$894	$260	$634	$865	$230	$635
Cable and wireless network	16,805	10,138	6,667	15,776	9,375	6,401
Computer equipment and software	3,972	2,644	1,328	3,574	2,358	1,216
Customer premise equipment	1,764	1,319	445	1,592	1,228	364
Leasehold improvements	407	248	159	392	239	153
Equipment and vehicles	1,055	712	343	1,006	661	345
	$24,897	$15,321	$9,576	$23,205	$14,091	$9,114

Depreciation expense for 2012 amounted to $1,678 million (2011 – $1,595 million). PP&E not yet in service and, therefore, not depreciated at December 31, 2012 amounted to $917 million (December 31, 2011 – $1,371 million). Capitalized interest on PP&E was at an interest rate of approximately 5.8% (2011 – 5.9%).

During the year, the Company reviewed depreciation rates for all of its PP&E. This review resulted in changes in estimates of useful lives of certain network, customer premise equipment, computer equipment and software assets. As a result, cable and wireless network is amortized on a straight-line basis at rates between 3 and 30 years, customer premise equipment is amortized on a straight-line basis

98    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

between 3 and 5 years, and computer equipment and software is amortized on a straight-line basis at rates between 4 and 10 years. The impact of these changes was accounted for prospectively and resulted in a decrease of depreciation expense of approximately $90 million in 2012 and also a decrease of approximately $180 million in fiscal 2013.

Changes in the net carrying amounts of property, plant and equipment can be summarized as follows:

	December 31, 2011	December 31, 2012
	Net book value	Additions	Acquisitions	Depreciation	Disposals/ Other	Net book value
Land and buildings	$635	$30	$–	$(29)	$(2)	$634
Cable and wireless network	6,401	1,354	–	(1,090)	2	6,667
Computer equipment and software	1,216	407	–	(293)	(2)	1,328
Customer premise equipment	364	255	–	(175)	1	445
Leasehold improvements	153	27	–	(21)	–	159
Equipment and vehicles	345	69	–	(70)	(1)	343
	$9,114	$2,142	$–	$(1,678)	$(2)	$9,576

	December 31, 2010					December 31, 2011
	Net book value	Additions	Acquisitions	Depreciation	Disposals/ Other	Net book value
Land and buildings	$618	$51	$1	$(29)	$(6)	$635
Cable and wireless network	5,891	1,354	136	(979)	(1)	6,401
Computer equipment and software	1,059	467	3	(309)	(4)	1,216
Customer premise equipment	383	171	1	(187)	(4)	364
Leasehold improvements	160	12	1	(22)	2	153
Equipment and vehicles	326	72	–	(69)	16	345
	$8,437	$2,127	$142	$(1,595)	$3	$9,114

13.	GOODWILL AND INTANGIBLE ASSETS

(a)	Goodwill and intangible assets:

Details of goodwill and intangible assets are as follows:

	December 31, 2012				December 31, 2011
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses ((b)(ii))	Net book value	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses ((b)(ii))	Net book value
Goodwill	$3,436	$–	$221	$3,215	$3,434	$–	$154	$3,280

Indefinite life intangible assets:
Spectrum licences	2,231	–	–	2,231	1,875	–	–	1,875
Broadcast licences	209	–	99	110	207	–	91	116

Finite life intangible assets:
Brand names	437	240	14	183	436	222	14	200
Customer relationships	1,310	1,147	–	163	1,309	1,077	–	232
Roaming agreements	523	357	–	166	523	313	–	210
Marketing agreements	63	59	–	4	62	50	–	12
Acquired program rights	162	63	5	94	132	56	–	76
Total intangible assets	4,935	1,866	118	2,951	4,544	1,718	105	2,721
Total goodwill and intangible assets	$8,371	$1,866	$339	$6,166	$7,978	$1,718	$259	$6,001

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the net carrying amounts of goodwill and intangible assets are as follows:

	December 31, 2011					December 31, 2012
	Net book value	Acquisitions	Net Additions and Disposals	Amortization	Current period impairment loss (b)(ii)	Net book value

Goodwill	$3,280	$–	$2	$–	$(67)	$3,215
Spectrum licences	1,875	360	(4)	–	–	2,231
Broadcast licences	116	–	2	–	(8)	110
Brand names	200	–	1	(18)	–	183
Customer relationships	232	–	1	(70)	–	163
Roaming agreements	210	–	–	(44)	–	166
Marketing agreements	12	–	1	(9)	–	4
Acquired program rights	76	–	87	(64)	(5)	94
	$6,001	$360	$90	$(205)	$(80)	$6,166

	December 31, 2010					December 31, 2011
	Net book value	Acquisitions	Net Additions and Disposals	Amortization	Current period impairment loss (b)(ii)	Net book value

Goodwill	$3,108	$172	$–	$–	$–	$3,280
Spectrum licences	1,871	4	–	–	–	1,875
Broadcast licences	99	17	–	–	–	116
Brand names	215	2	–	(17)	–	200
Customer relationships	61	241	–	(70)	–	232
Roaming agreements	254	–	–	(44)	–	210
Marketing agreements	14	–	10	(12)	–	12
Acquired program rights	77	–	56	(57)	–	76
	$5,699	$436	$66	$(200)	$–	$6,001

During the year ended December 31, 2012, no significant changes were made in estimated useful lives compared to 2011.

Amortization of brand names, customer relationships, roaming agreements, and marketing agreements amounted to $141 million in 2012 (2011 – $143 million). Amortization of these intangible assets with finite lives is included in depreciation and amortization expense in the consolidated statements of income.

The costs of acquired program rights are amortized to other external purchases in operating costs in the consolidated statements of income over the expected performances of the related programs and amounted to $64 million in 2012 (2011 – $57 million).

During 2012, the Company acquired certain 2500 MHz spectrum from Inukshuk Limited Partnership (“Inukshuk”), a 50% owned joint venture, which resulted in a non-cash increase of Spectrum licenses of $360 million (see note 14).

(b)	Impairment:
(i)	Goodwill and indefinite life intangible assets:

The Company tests CGUs with goodwill and indefinite life intangible assets for impairment during 2012 and 2011 as at October 1 of each calendar year. In assessing whether or not there is impairment, the Company determines the recoverable amount of a CGU based on the greater of value in use and FVLCTS. FVLCTS is determined either by analysis of the discounted cash flows or market approaches.

The Company estimates the discounted future cash flows for periods of three to eight years, depending on the CGU and valuation method for determining the recoverable amount, and a terminal value. The future cash flows are based on the Company’s estimates and include consideration for expected future operating results, economic conditions and a general outlook for the industry in which the CGU operates. The discount rates used by the Company consider debt to equity ratios and certain risk premiums. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

Under the market approach, the Company estimates the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in the respective industry.

The Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of CGUs and goodwill, which would result in further impairment losses.

The following table gives an overview of the methods and assumptions used to determine recoverable amounts for CGUs with allocated goodwill or indefinite life intangible assets that are significant to the Company:

	Goodwill	Spectrum licences	Recoverable Method	Periods used (years)	Terminal growth rates %	Pre-tax Discount rates %
Wireless	$1,146	$2,231	Value in use	5	0.5	8.3
Cable	1,000	–	Value in use	5	1.0	9.2

(ii)	Impairment losses:

During the year ended December 31, 2012, the Company recorded an aggregate $80 million impairment charge for various CGUs in the Media segment, consisting of $67 million in goodwill, $8 million in broadcast licences and $5 million in program rights. The recoverable amounts of the CGUs declined in 2012 primarily due to the weakening of advertising revenue in certain markets.

100    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

During the year ended December 31, 2011, the Company did not record an impairment charge as the recoverable amounts of the CGUs exceeded their carrying value.

14.	INVESTMENTS:

	2012	2011
	Carrying value	Carrying value
Publicly traded companies	$624	$850
Private companies	231	36
Investments in joint ventures and associates	629	221
	$1,484	$1,107

(a)	Private companies:

In October 2012, Media completed the purchase of 100% of the outstanding shares of Score Media Inc. for $167 million. The shares of Score Media were transferred to an interim CRTC-approved trust which is responsible for the independent management of the business in the normal course of operations until CRTC final approval is obtained, at which point control over theScore Media business will transfer to Rogers. Score Media owns theScore Television Network, a national specialty TV service providing sports news, information, highlights and live event programming across Canada. Upon final regulatory approval, which is anticipated in the first half of 2013, Rogers will wholly own and control theScore Television Network and its related television assets and expects to rebrand the service under the Sportsnet brand.

(b)	Investments in joint ventures and associates companies:

In August 2012, the Company, along with BCE Inc., closed the joint acquisition of a net 75% equity interest in Maple Leaf Sports & Entertainment Ltd. (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies which owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other assets. The Company’s net cash investment, following a leveraged recapitalization of MLSE, was $540 million, representing a 37.5% equity interest in MLSE. The investment in MLSE is accounted for using the equity method.

In December 2012, Inukshuk, a joint venture owned 50% by Rogers, sold certain spectrum licenses and network equipment to its owners at fair market value. Rogers and the other non-related venturer each purchased 50% of the assets having a fair market value of $1,181 million and a carrying value of $250 million. As a result, Rogers recorded:

•	A gain on investment of $233 million representing Rogers 50% share of the Inukshuk gain relating to the assets sold to the other non-related venturer;

•

Spectrum licences of $360 million, which includes a $15 million fee paid in 2011 to the other non-related venturer to acquire certain blocks of spectrum, and network equipment of $13 million representing the fair value of the assets purchased less Rogers share of the Inukshuk gain; and

•	A decrease of $125 million in its investment in Inukshuk representing the carrying value of the assets sold.

The following presents the summarized financial information of the Company’s portion of joint ventures that are recorded by the Company as investments accounted for using the equity method:

	2012	2011
Statements of financial position:
Assets	$1,100	$231
Liabilities	616	59
Net assets	484	172

	2012	2011
Statements of income:
Revenues	$85	$68
Expenses	81	62

15.	OTHER LONG-TERM ASSETS:

	2012	2011
Indefeasible right of use agreements	$24	$25
Long-term receivables	19	16
Cash surrender value of life insurance	16	15
Deferred installation costs	13	12
Deferred pension asset (note 21)	9	33
Deferred compensation	9	10
Other	8	23
	$98	$134

16.	PROVISIONS:

Details of provisions and classification between current and long-term are as follows:

	Asset retirement obligations	Onerous contracts	Other	Total
December 31, 2011	$26	$24	$23	$73
Additions	1	5	3	9
Adjustment to existing provisions	2	–	(4)	(2)
Amounts used	(3)	(28)	(11)	(42)
December 31, 2012	$26	$1	$11	$38
Current	$7	$–	$–	$7
Long-term	19	1	11	31

In the course of the Company’s activities, asset retirement obligations arise when a number of sites and other PP&E assets are used that are expected to have costs associated with exiting and ceasing their use. The extent of restoration work that will ultimately be required for these sites is uncertain. The provisions for onerous contracts relate to contracts that have costs to fulfill in excess of the economic benefits to be obtained. These include non-cancellable contracts, which are expected to be completed within two years. The other provisions include product guarantee provisions and legal provisions.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	LONG-TERM DEBT:

	Due date	Principal amount			Interest rate	December 31, 2012	December 31, 2011
Bank credit facility					Floating	$–	$250
Senior Notes(1)	2013	$	U.S.	350	6.25%	348	356
Senior Notes(2)	2014		U.S.	750	6.375%	746	763
Senior Notes(1)	2014		U.S.	350	5.50%	348	356
Senior Notes(2)	2015		U.S.	550	7.50%	547	559
Senior Notes(1)	2015		U.S.	280	6.75%	279	285
Senior Notes	2016			1,000	5.80%	1,000	1,000
Senior Notes	2017			500	3.00%	500	–
Senior Notes	2018		U.S.	1,400	6.80%	1,393	1,424
Senior Notes	2019			500	5.38%	500	500
Senior Notes	2020			900	4.70%	900	900
Senior Notes	2021			1,450	5.34%	1,450	1,450
Senior Notes	2022			600	4.00%	600	–
Senior Debentures(1)	2032		U.S.	200	8.75%	199	203
Senior Notes	2038		U.S.	350	7.50%	348	356
Senior Notes	2039			500	6.68%	500	500
Senior Notes	2040			800	6.11%	800	800
Senior Notes	2041			400	6.56%	400	400
						10,858	10,102

Fair value decrement arising from purchase accounting						(1)	(4)
Deferred transaction costs and discounts						(68)	(64)
Less current portion						(348)	–
						$10,441	$10,034

(1)	Denotes Senior Notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured guarantor.
(2)	Denotes Senior Notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.

(a)	Bank credit facility:

In July 2012, the Company entered into a new five-year $2.0 billion bank credit facility maturing in July 2017 with a consortium of financial institutions. This new bank credit facility replaces the Company’s prior $2.4 billion bank credit facility that was set to expire in July 2013.

The bank credit facility is available on a fully revolving basis until maturity on July 20, 2017 and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate or 1.00% to 2.25% over the bankers’ acceptance rate or London Inter-Bank Offered Rate. The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and Debt Derivatives.

(b)	Senior Notes:

Interest is paid semi-annually on all of the Company’s Senior Notes and Senior Debentures.

Each of the Company’s Senior Notes and Senior Debentures are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

(c)	Issuance of Senior Notes:

2012 Issuances:

In June 2012, the Company issued $500 million of 3.00% Senior Notes that mature on June 6, 2017 and $600 million of 4.00% Senior Notes that mature on June 6, 2022. The net proceeds from the offering were approximately $1,091 million after the deduction of the original issue discount and debt issuance costs. Debt issuance costs of $9 million related to these notes are included as deferred transaction costs in the carrying value of the long-term debt, and are being amortized using the effective interest method.

2011 Issuances:

In March 2011, the Company issued $1,450 million of 5.34% Senior Notes that mature on March 22, 2021 and $400 million of 6.56% Senior Notes that mature on March 22, 2041. The net proceeds from the offering were approximately $1,840 million after the deduction of the original issue discount and debt issuance costs. Debt issuance costs of $10 million related to these debt issuances are included as deferred transaction costs in the carrying value of the long-term debt, and are being amortized using the effective interest method.

(d)	Redemption of Senior Notes:

2011 Redemptions:

In March 2011, the Company redeemed the outstanding principal amount of its U.S. $350 million ($342 million) 7.875% Senior Notes due 2012 at the prescribed redemption price of 107.882% of the principal amount effective on that date. The Company incurred a loss on the repayment of the Senior Notes aggregating $42 million, including redemption premiums of $27 million, a net loss on the termination of the associated Debt Derivatives of $14 million and a write-off of deferred transaction costs of $1 million. Concurrent with this redemption, on March 21, 2011, the Company terminated the associated U.S. $350 million notional principal amount of Debt Derivatives, resulting in a payment of approximately $219 million.

In March 2011, the Company redeemed the outstanding principal amount of its U.S. $470 million ($460 million) 7.25% Senior Notes due 2012 at the prescribed redemption price of 110.735% of the principal amount effective on that date. The Company incurred a loss on the

102    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

repayment of the Senior Notes aggregating $57 million, including redemption premiums of $49 million and a net loss on the termination of the associated Debt Derivatives of $8 million. Concurrent with this redemption, on March 21, 2011, the Company terminated the associated U.S. $470 million notional principal amount of Debt Derivatives, resulting in a payment of approximately $111 million.

As a result of these redemptions, the Company paid approximately $878 million, including approximately $802 million principal amount and $76 million for the premiums incurred in connection with the redemptions. In addition, concurrent with the redemptions, the Company terminated the associated U.S. $820 million notional principal amount of Debt Derivatives, resulting in a payment of approximately $330 million.

The total loss on repayment of the Senior Notes was $99 million and recorded in finance costs for the year ended December 31, 2011.

(e)	Principal repayments:

As at December 31, 2012, principal repayments due within each of the next five years and thereafter on all long-term debt are as follows:

2013	$348
2014	1,094
2015	826
2016	1,000
2017	500
Thereafter	7,090
$10,858

(f)	Foreign exchange:

During 2012, foreign exchange gains related to the translation of long-term debt recorded in the consolidated statements of income totalled $9 million (2011 – $6 million loss).

(g)	Weighted average interest rate:

The Company’s effective weighted average rate on all long-term debt, as at December 31, 2012, including the effect of all of the associated Debt Derivative instruments, was 6.06% (2011 – 6.22%).

(h)	Terms and conditions:

The provisions of the Company’s $2.0 billion bank credit facility described earlier impose certain restrictions on the operations and activities of the Company, the most significant of which are leverage related maintenance tests.

In addition, certain of the Company’s Senior Notes and Senior Debentures described earlier (including the 6.25% Senior Notes due 2013 and 8.75% Senior Debentures due 2032) contain debt incurrence tests as well as restrictions upon additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2012, all of these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended for so long as such investment grade ratings are maintained. The Company’s other Senior Notes do not contain any such restrictions, regardless of the related credit ratings.

In addition to the foregoing, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

At December 31, 2012 and 2011, the Company was in compliance with all financial covenants, financial ratios and all the terms and conditions of its long-term debt agreements.

18.	CAPITAL RISK MANAGEMENT:

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions to provide returns to its shareholders. The Company defines capital that it manages as shareholders’ equity (which is comprised of issued capital, share premium, retained earnings, hedging reserve and available-for-sale financial assets reserve) and long-term debt.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business.

The Company is not subject to externally imposed capital requirements and its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2011.

19.	FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:

The Company is exposed to credit risk, liquidity risk and market risk. The Company’s primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value. Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposures are consistent with its business objectives and risk tolerance.

(a)	Credit risk:

Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

The Company’s credit risk is primarily attributable to its accounts receivable. The amounts disclosed in the consolidated statements of financial position are net of allowances for doubtful accounts, which is estimated by the Company’s management based on prior experience and an assessment of the current economic environment. Significant management estimates are used to determine the allowance for doubtful accounts. The allowance for doubtful accounts is calculated by taking into account factors such as the Company’s historical collection and write-off experience, the number of days the counterparty is past due, and the status of the account. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk associated with the Company’s accounts receivable. The concentration of credit risk of accounts receivable is limited due to the Company’s broad customer base. At December 31, 2012, the Company had accounts receivable of $1,536 million (December 31, 2011 – $1,574 million), net of an allowance for doubtful accounts of $119 million (December 31, 2011 – $129 million). At December 31, 2012, $492 million (December 31,

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2011 – $478 million) of accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms. While the Company’s credit controls and processes have been effective in managing credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company’s current credit loss experience will continue.

Credit risk related to the Company’s Debt Derivatives and Expenditure Derivatives arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements are in an asset position for the Company. The creditworthiness of the counterparties is assessed in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A- to AA-. The Company does not require collateral or other security to support the credit risk associated with its Derivatives due to the Company’s assessment of the creditworthiness of the counterparties.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 18. It also manages liquidity risk by continually monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the undiscounted contractual maturities of the Company’s financial liabilities at December 31, 2012 and 2011:

December 31, 2012	Carrying amount	Contractual cash flows		Less than 1 year		1 to 3 years		4 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$2,135	$2,135		$2,135		$–		$–	$–
Long-term debt	10,789	10,858		348		1,920		1,500	7,090
Other long-term liabilities	33	33		–		17		10	6
Expenditure Derivative instruments:
Cash outflow (Canadian dollar)	–	366		231		135		–	–
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(378)		(239)		(139)		–	–
Debt Derivative instruments:
Cash outflow (Canadian dollar)	–	4,797		460		2,338		–	1,999
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(4,208	)(1)	(348	)(1)	(1,920	)(1)	–	(1,940	)(1)
Net carrying amount of derivatives	511
	$13,468	$13,603		$2,587		$2,351		$1,510	$7,155

December 31, 2011	Carrying amount	Contractual cash flows		Less than 1 year	1 to 3 years		4 to 5 years		More than 5 years
Bank advances	$57	$57		$57	$–		$–		$–
Accounts payable and accrued liabilities	2,085	2,085		2,085	–		–		–
Long-term debt	10,034	10,102		–	1,725		1,844		6,533
Other long-term liabilities	37	37		–	20		9		8
Expenditure Derivative instruments:
Cash outflow (Canadian dollar)	–	598		232	366		–		–
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(630)		(244)	(386)		–		–
Debt Derivative instruments:
Cash outflow (Canadian dollar)	–	4,797		–	1,806		992		1,999
Cash inflow (Canadian dollar equivalent of U.S. dollar)	–	(4,302	)(1)	–	(1,475	)(1)	(844	)(1)	(1,983	)(1)
Net carrying amount of derivatives	460
	$12,673	$12,744		$2,130	$2,056		$2,001		$6,557

(1)	Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in long-term debt for Debt Derivatives.

In addition to the amounts noted above, at December 31, 2012 and 2011, net interest payments over the life of the long-term debt, including the impact of the associated Debt Derivatives are as follows:

December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$686	$1,168	$901	$3,929

December 31, 2011	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$663	$1,219	$920	$4,229
(c)	Market risk:

Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, the Company’s share price, foreign exchange rates and interest rates, will affect the Company’s income, cash flows or the value of its financial instruments.

(i)	Publicly traded investments:

The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to these investments to ensure that any risks are within established levels of risk tolerance. The Company does not

104    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At December 31, 2012, a $1 change in the market price per share of the Company’s publicly traded investments would have resulted in a $14 million change in the Company’s other comprehensive income, net of income taxes of $2 million.

(ii)	Stock-based compensation:

The liability related to stock-based compensation is marked-to-market each period, and stock based compensation expense is impacted by the change in the price of the Company’s Class B Non-Voting shares during the life of an award, including SARs, RSUs and DSUs.

At December 31, 2012, a $1 change in the market price of the Company’s Class B Non-Voting shares would have resulted in a change of $6 million in net income.

The Company may use derivatives from time to time to manage its exposure to fluctuations with its stock-based compensation expense.

(iii)	Foreign exchange and interest rates:

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates associated with its U.S. dollar denominated debt instruments. All such agreements are used for risk management purposes only and are designated as hedges of specific debt instruments for economic purposes. The Company also uses derivative financial instruments to manage the foreign exchange risk in its operations. All such agreements are used for risk management purposes only, and, in certain cases, are designated as hedges for certain of the Company’s operational expenditures. The Company does not use derivative instruments for speculative purposes. From time to time, these derivative financial instruments include cross-currency interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements.

At December 31, 2012, all of the Company’s long-term debt was at fixed interest rates excluding the credit facility.

U.S. $350 million of the Company’s U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes and, therefore, a one cent change in the Canadian dollar relative to the U.S. dollar would have resulted in a $4 million change in the carrying value of long-term debt at December 31, 2012. In addition, this would have resulted in a $3 million change in net income, net of income taxes of $1 million. There would have been a similar, offsetting change in the carrying value of the associated U.S. $350 million of Debt Derivatives with a similar offsetting impact on net income.

In July 2011, the Company entered into foreign exchange forward contracts to manage foreign exchange risk on certain forecasted expenditures. All of these Expenditure Derivatives were accounted for as hedges during the year ended

December 31, 2012, with changes in fair value being recorded in the hedging reserve, a component of equity. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of the Company’s forecast expenditures at an average exchange rate of C$0.9643/U.S.$1 from August 2011 through July 2014. At December 31, 2012, U.S. $380 million of these Expenditure Derivatives remain outstanding.

A portion of the Company’s accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

(d)	Derivative instruments:

At December 31, 2012, 91.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2012, details of the Derivatives net liability position are as follows:

December 31, 2012	U.S. $ notional	Exchange rate	Cdn. $ notional	Fair value
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,600	1.0252	$1,640	$34
As liabilities	2,280	1.2270	2,798	(561)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	3
Net mark-to-market liability Debt Derivatives				(524)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	380	0.9643	366	13
Net mark-to-market liability				$(511)

The net mark-to-market derivative liability of the Derivatives is comprised of:

	2012	2011

Current asset	$8	$16
Long-term asset	42	64
	50	80

Current liability	(144)	(37)
Long-term liability	(417)	(503)
	(561)	(540)
Net mark-to-market liability	$(511)	$(460)

In 2012, a $4 million decrease in estimated fair value (2011 – $6 million increase) related to hedge ineffectiveness was recognized in net income.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2011, 91.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2011, details of the Derivatives net liability position are as follows:

December 31, 2011	U.S. $ notional	Exchange rate	Cdn. $ notional	Fair value

Debt Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$39
As liabilities	1,905	1.2668	2,413	(540)

Debt Derivatives not accounted for as hedges:
As assets	350	1.0258	359	2
Net mark-to-market liability Debt Derivatives				(499)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	620	0.9643	598	39
Net mark-to-market liability				$(460)

(e)	Fair values:

The carrying value of accounts receivable, bank advances and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

The fair value of the Company’s publicly traded investments is determined by quoted market values for each of the investments. The fair value of the Company’s private investments are determined by management using well established market, asset based or projected income valuation techniques that are applied appropriately to each investment depending on its future operating and profitability prospects.

The carrying value of the bank credit facility approximates its fair value because the interest rates approximate current market rates. The fair values of each of the Company’s public debt instruments are based on the year-end trading values. The fair values of the Company’s Derivatives are determined using an estimated credit-adjusted mark-to-market valuation. In the case of Derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. In the case of Derivatives in a liability position, the Company’s credit spread is added to the risk-free discount rate for each derivative.

The change in fair value of Derivatives not designated as hedges for accounting purposes are recorded immediately in the consolidated statements of income.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. There were no material financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at December 31, 2012 and 2011. Financial instruments carried at fair value by valuation method are as follows:

			Fair value measurements at reporting date
	Carrying value		Level 1(1)		Level 2(2)
	Dec. 31,		Dec. 31,		Dec. 31,
	2012	2011	2012	2011	2012	2011
Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$624	$850	$624	$850	$–	$–
Held-for-trading:
Debt Derivatives not accounted for as hedges	3	2	–	–	3	2
Expenditure Derivatives accounted for as cash flow hedges	13	39	–	–	13	39
	$640	$891	$624	$850	$16	$41
Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	$527	$501	$–	$–	$527	$501

(1)	Level 1 classification comprises of financial assets and financial liabilities that are carried at fair value determined by quoted market prices.
(2)	Level 2 classification comprises of financial assets and financial liabilities that are carried at fair value determined by valuation technique using observable market inputs.

The Company’s long-term debt is initially measured at fair value and then subsequently measured at amortized cost using the effective interest method, as follows:

	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$10,441	$12,603	$10,034	$11,471

The Company did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2012 and 2011.

(f)	Accounts receivable securitization:

On December 31, 2012 the Company entered into an accounts receivable securitization program with a Canadian financial institution which will enable it to sell certain trade receivables into the program with the proceeds recorded in current liabilities as revolving floating rate loans of up to $900 million, secured by those trade receivables. The Company will continue to service these accounts receivable and they will continue to be recorded in current assets on the consolidated statement of financial position.

106    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

The terms of the Company’s accounts receivable securitization program are committed until its expiry on December 31, 2015 and the initial funding was completed on January 14, 2013, subsequent to the 2012 year-end (note 27(d)). The buyer’s interest in these trade receivables ranks ahead of the Company’s interest and the Company has provided various credit enhancements through over-collateralization in the form of reserves and deferral of a portion of the purchase price from the sale proceeds. From month to month over the term of the securitization program, the buyer will reinvest the amounts collected from these receivables by buying additional interests in certain of the Company’s on-going trade receivables. The buyer of the Company’s trade receivables has no further claim on any of the Company’s other assets.

20.	OTHER LONG-TERM LIABILITIES:

	2012	2011
Deferred pension liability (note 21)	$343	$167
Supplemental executive retirement plan (note 21)	45	39
Restricted share units	28	24
Deferred compensation	13	15
CRTC commitments	9	12
Stock appreciation rights	9	9
Program rights liability	5	5
Other	6	5
	$458	$276

21.	PENSIONS:

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post retirement benefits. The Company also provides supplemental unfunded pension benefits to certain executives.

Significant estimates are used in the determination of pension related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2012, for the Company’s plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits for the Company’s funded plans at December 31, 2012 and 2011 are as follows:

	2012	2011
Plan assets, at fair value	$833	$684
Accrued benefit obligations	1,167	817
Deficiency of plan assets over accrued benefit obligations	(334)	(133)
Effect of asset ceiling limit	–	(1)
Net deferred pension liability	$(334)	$(134)

Consists of:
Deferred pension asset	$9	$33
Deferred pension liability	(343)	(167)
Net deferred pension liability	$(334)	$(134)

The following information is provided on pension fund assets measured at December 31, 2012 and 2011, for the years then ended:

	2012	2011
Plan assets, January 1	$684	$652
Expected return on plan assets	45	44
Actuarial gain (loss) recognized in other comprehensive income and equity	30	(17)
Contributions by employees	23	20
Contributions by employer	85	80
Benefits paid	(34)	(27)
Plan settlements	–	(68)
Plan assets, December 31	$833	$684

Accrued benefit obligations arising from funded obligations are outlined below for the years ended December 31, 2012 and 2011:

	2012	2011
Accrued benefit obligations, January 1	$817	$728
Service cost	42	36
Interest cost	48	44
Benefits paid	(34)	(27)
Contributions by employees	24	20
Actuarial loss recognized in other comprehensive income and equity	270	73
Plan settlements	–	(57)
Accrued benefit obligations, December 31	$1,167	$817

Net pension expense, which is included in employee salaries and benefits expense, is outlined below:

	2012	2011
Plan cost:
Service cost	$42	$36
Interest cost	48	44
Expected return on plan assets	(45)	(44)
Net pension expense	45	36
Plan settlements	–	11
Total pension cost recognized in the consolidated statements of income	$45	$47

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligations relating to these supplemental plans amounted to approximately $45 million at December 31, 2012 (December 31, 2011 – $39 million), and the related expense for 2012 was $4 million (2011 – $4 million). In connection with these plans, $5 million (2011 – $1 million) of actuarial losses were recorded directly to OCI and retained earnings.

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2012 (2011 – $2 million), which is included in employee salaries and benefits expense.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a)	Actuarial assumptions:

	2012	2011
Weighted average discount rate used to determine:
Accrued benefit obligation	4.5%	5.5%
Pension expense	5.5%	6.0%
Weighted average rate of compensation increase used to determine:
Accrued benefit obligation	3.0%	3.0%
Pension expense	3.0%	3.0%
Weighted average expected long-term rate of return used to determine:
Pension expense	6.7%	6.8%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities that take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

(b)	Allocation of plan assets:

	Percentage of plan assets		Target asset allocation percentage
Asset category	December 31, 2012	December 31, 2011
Equity securities:
Domestic	19.3%	19.0%	10% to 29%
International	38.3%	37.7%	29% to 48%
Debt securities	41.8%	42.4%	38% to 47%
Other – cash	0.6%	0.9%	0% to 2%
	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $2 million (2011 – $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

(c)	Actual contributions to the plans for the years ended December 31 are as follows:

	Employer	Employee	Total
2012	$85	$23	$108
2011	80	20	100

Expected contributions by the Company in 2013 are estimated to be $96 million.

Employee contributions for 2013 are assumed to be at levels similar to 2012 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(d)	Settlement of pension obligations:

During 2011, the Company made a lump-sum contribution of $18 million to its pension plans, following which the pension plans purchased annuities from insurance companies for all employees who had retired during the period from January 1, 2009 to January 1, 2011. The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligations for the retired employees. This transaction resulted in a non-cash loss from the settlement of pension obligations of approximately $11 million recorded in operating costs on the consolidated statement of income.

(e)	Historical information:

History of annual experience (gains) and losses:

	2012	2011	2010
Funded plan:
Actuarial loss on plan liabilities	$240	$90	$82
Effect of asset ceiling limit	(1)	(2)	(4)
Total loss recognized in OCI	239	88	78

Unfunded plan:
Total loss recognized in OCI	5	1	2
Loss recognized in OCI, before tax recovery	244	89	80
Related income tax recovery	(64)	(22)	(21)
Loss recognized in OCI, net of tax	$180	$67	$59

The cumulative loss recognized in OCI was $306 million at December 31, 2012 (December 31, 2011 – $126 million).

Actual return on plan assets was $75 million in 2012 (2011 – $27 million).

The Company’s experience loss on funded plan liabilities was $50 million in 2012 (2011 – $16 million). The Company’s experience loss on unfunded plan liabilities was $nil in 2012 (2011 – $1 million).

108    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

History of obligation and assets:

	2012	2011	2010
Funded plan:
Benefit obligation	$1,167	$817	$728
Fair value of plan assets	833	684	652
Deficit	$(334)	$(133)	$(76)

Unfunded plan:
Benefit obligation	$45	$39	$36
Fair value of plan assets	–	–	–
Deficit	$(45)	$(39)	$(36)

22.	SHAREHOLDERS’ EQUITY:

(a)	Capital stock:

There are 400 million authorized preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The preferred shares have no rights to vote at any general meeting of the Company.

There are 112,474,388 authorized Class A voting shares without par value. Each Class A voting share is entitled to 50 votes. The Class A voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billon authorized Class B Non-Voting shares without par value.

The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to in the preceding paragraph.

(b)	Dividends:

During 2012 and 2011, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share
February 15, 2011	April 1, 2011	$0.355
April 27, 2011	July 4, 2011	0.355
August 17, 2011	October 3, 2011	0.355
October 26, 2011	January 4, 2012	0.355
		$1.42
February 21, 2012	April 2, 2012	$0.395
April 25, 2012	July 3, 2012	0.395
August 15, 2012	October 3, 2012	0.395
October 24, 2012	January 2, 2013	0.395
		$1.58

The holders of Class A shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B shares. Thereafter, the Class A voting and Class B non-voting shares participate equally as to dividends.

(c)	Normal course issuer bid:

In February 2012, the Company renewed its prior normal course issuer bid (“NCIB”). During the 12-month period commencing February 24, 2012 and ending February 23, 2013, the Company may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 36.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company by considering market conditions, share prices, its cash position, and other factors.

In 2012, the Company purchased for cancellation 9,637,230 Class B Non-Voting shares for a purchase price of $350 million, resulting in a reduction to stated capital, share premium and retained earnings of $10 million, $243 million and $97 million, respectively. All of the Class B Non-Voting shares purchased for cancellation were purchased directly under the NCIB.

In 2011, the Company purchased for cancellation 30,942,824 Class B Non-Voting shares for a purchase price of $1,099 million, resulting in a reduction to stated capital, share premium and retained earnings of $30 million, $870 million and $199 million, respectively. Of the Class B Non-Voting shares purchased for cancellation, 21,942,824 of these shares were purchased for cancellation directly under the NCIB for $814 million, and the remaining 9,000,000 shares were purchased for cancellation pursuant to private agreements between the Company and arm’s-length third-party sellers for $285 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and were included in calculating the number of Class B Non-Voting shares that the Company purchased pursuant to the NCIB.

(d)	Available-for-sale financial assets reserve:

Available-for-sale investments are carried at fair value on the consolidated statements of financial position, with changes in fair value recorded in the fair value reserve as a component of equity, through OCI, until such time as the investments are disposed of or impaired and the change in fair value is recorded in the consolidated statements of income.

(e)	Hedging reserve:

All derivatives are measured at fair value on the consolidated statements of financial position, with changes in fair value of cash-flow hedging derivatives recorded in the fair value reserve as a component of equity, to the extent effective through OCI, until the hedged asset or liability is recognized in the consolidated statements of income.

(f)	Defined benefit pension plans:

The Company’s defined benefit pension plan obligation is actuarially determined at the end of the year with changes recognized immediately in retained earnings.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	STOCK OPTIONS, SHARE UNITS AND SHARE PURCHASE PLANS:

Stock-based compensation to employees is measured at fair value. Fair value is determined using the Company’s Class B Non-Voting share price, and the Black-Scholes option pricing model (“Black-Scholes model”) or trinomial option pricing models, depending on the nature of the share-based award.

A summary of stock-based compensation expense, which is included in employee salaries and benefits expense, is as follows:

	2012	2011
Stock-based compensation:
Stock options (a)	$35	$29
Restricted share units (b)	35	26
Deferred share units (c)	7	9
	$77	$64

At December 31, 2012, the Company had a liability of $195 million (December 31, 2011 – $194 million), of which $158 million (December 31, 2011 – $161 million) is a current liability related to stock-based compensation recorded at its fair value, including stock options, RSUs and DSUs. The total intrinsic value of vested liabilities, which is the difference between the strike price of the share-based awards and the trading price of the RCI Class B Non-Voting shares for all vested share-based awards at December 31, 2012 was $109 million (December 31, 2011 – $124 million).

(a)	Stock options:
(i)	Stock option plans:

Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company by the Board of Directors or by the Company’s Management Compensation Committee. There are 65 million options authorized under various plans. The term of each option is seven to ten years and the vesting period is generally graded vesting over four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on the TSX.

(ii)	Performance options:

During the year ended December 31, 2012, the Company granted 806,100 performance-based options (2011 – 581,300) to certain key executives. These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. At December 31, 2012, 5,435,555 performance options (December 31, 2011 – 5,056,430) were outstanding.

(iii)	Summary of stock options:

A summary of the stock option plans, which includes performance options, is as follows:

	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	10,689,099	$28.59	11,841,680	$26.42
Granted	1,397,751	37.86	1,133,600	34.35
Exercised	(3,075,879)	21.53	(1,778,783)	15.96
Forfeited	(276,943)	35.53	(507,398)	35.20
Outstanding, end of year	8,734,028	$32.34	10,689,099	$28.59
Exercisable, end of year	4,638,496	$28.94	5,716,945	$22.81

At December 31, 2012, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.83 – $ 9.99	240,735	0.53	$7.52	240,735	$7.52
$ 10.00 – $ 18.99	558,532	1.06	11.22	558,532	11.22
$ 19.00 – $ 24.99	758,158	0.16	22.61	758,158	22.61
$ 25.00 – $ 29.99	1,132,836	3.06	29.40	710,467	29.40
$ 30.00 – $ 37.99	3,443,864	5.09	35.52	805,081	33.68
$ 38.00 – $ 46.94	2,599,903	1.54	39.07	1,565,523	38.98
	8,734,028	2.96	$32.34	4,638,496	$28.94

Unrecognized stock-based compensation expense at December 31, 2012 related to stock-option plans was $11 million (2011 – $9 million), and will be recorded in the consolidated statements of income over the next four years as the options vest.

(b)	Restricted share units:
(i)	RSU plan:

The RSU plan enables employees, officers and directors of the Company to participate in the growth and development of the

Company. Under the terms of the plan, RSUs are issued to the participant and the units issued will cliff vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting share for each RSU. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan. During the year ended December 31, 2012, the Company granted 721,005 RSUs (2011 – 738,973).

110    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

(ii)	Performance RSUs:

During the year ended December 31, 2012, the Company granted 172,779 performance-based RSUs (2011 – 189,571) to certain key executives. The number of units that vest and will be paid three years from the grant date will be within a range of 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

(iii)	Summary of RSUs:

A summary of the RSU plans is as follows:

	2012	2011
	Number of units
Outstanding, beginning of year	1,988,955	1,616,370
Granted	893,784	928,544
Exercised	(159,843)	(416,146)
Forfeited	(467,738)	(139,813)
Outstanding, end of year	2,255,158	1,988,955

Unrecognized stock-based compensation expense at December 31, 2012, related to these RSUs was $37 million (2011 – $32 million) and will be recorded in the consolidated statements of income over the next three years as the RSUs vest.

(c)	Deferred share unit plan:

The DSU plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in DSUs, which are classified as a liability on the consolidated statements of financial position.

During the year ended December 31, 2012, the Company granted 115,964 DSUs (2011 – 154,937). At December 31, 2012, 741,423 DSUs (2011 – 751,903) were outstanding. There is no unrecognized compensation related to DSUs, since these awards vest immediately when granted.

(d)	Employee share accumulation plan:

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each month, the Company makes a contribution of 25% to 50% of the employee’s contribution in the month, which is recorded as compensation expense. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee.

Compensation expense related to the employee share accumulation plan amounted to $26 million for the year ended December 31, 2012 (2011 – $23 million) and is included in employee salaries and benefits.

(e)	Assumptions:

Significant management estimates are used to determine the fair value of stock options, RSUs and DSUs. The weighted-average fair value of stock options granted during the years ended December 31, 2012 and 2011, and the principal assumptions used in applying the Black-Scholes model and trinomial option pricing models to determine their fair value at grant date were as follows:

	2012	2011
Weighted average fair value	$7.51	$7.25
Risk-free interest rate	1.6%	2.8%
Dividend yield	4.0%	4.0%
Volatility of Class B Non-Voting shares	28.1%	29.0%
Weighted average expected life	5.4 years	5.4 years

For Trinomial option pricing model only:
Weighted average time to vest	2.4 years	2.4 years
Weighted average time to expiry	6.9 years	7.0 years
Employee exit rate	3.9%	3.6%
Suboptimal exercise factor	2.6	2.6
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of the Company’s Class B Non-Voting shares.

24.	RELATED PARTY TRANSACTIONS:

(a)	Controlling shareholder:

The ultimate controlling shareholder of the Company is the Rogers Control Trust (“the Trust”) which holds voting control of the Company. The beneficiaries of the Trust are members of the Rogers family. The Rogers family is represented as Directors, Senior Executives and Corporate Officers of the Company.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and private Rogers’ family holding companies controlled by the controlling shareholder of the Company. These transactions, as summarized below, were recorded at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit Committee.

(b)	Transactions with key management personnel:

Key management personnel include the Directors and the most Senior Corporate Officers of the Company who are primarily responsible for planning, directing and controlling the Company’s business activities.

(i)	Compensation:

The compensation expense associated with key management for employee services was included in employee salaries and benefits as follows:

	2012	2011
Salaries, pension and other short-term employee benefits	$10	$11
Stock-based compensation expense	35	27
	$45	$38

(ii)	Transactions:

The Company has entered into business transactions with companies, the partners or senior officers of which are Directors of the Company, as summarized below:

	Transaction value		Balance outstanding, December 31,
	2012	2011	2012	2011
Printing, legal services and commission paid on premiums for insurance coverage	$43	$41	$1	$3

Certain directors of the Company are: the Chairman and Chief Executive Officer of a firm that is paid commissions for insurance coverage; Senior Partner and Chairman of a law firm that provides legal services; and Chairman of a company that provides printing services.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee. The outstanding balances owed to these related parties are unsecured, interest-free and due for payment in cash within one month from the date of the transaction. There are no significant outstanding balances with these related parties at December 31, 2012.

(c)	Subsidiaries and joint ventures:

The following are the significant subsidiaries and joint ventures and associates of the Company:

	Jurisdiction of incorporation	Ownership interest
		2012	2011
Subsidiaries:

Rogers Holdings Inc.	Canada	–	100%
Rogers Media Inc.	Canada	100%	100%
FIDO Solutions Inc.	Canada	100%	100%
Rogers Communications Partnership	Canada	100%	100%
Rogers Broadcasting Limited	Canada	100%	100%
Rogers Publishing Limited	Canada	100%	100%
Blue Jays Holdco Inc.	Canada	100%	100%

Joint ventures and associates:

Inukshuk Wireless Inc.	Canada	50%	50%
Dome Productions Inc.	Canada	50%	50%
Maple Leaf Sports & Entertainment	Canada	37.5%	–

The annual financial statement reporting period of the Company is the same as the annual financial statement reporting periods of all its subsidiaries and joint ventures, with the exception of MLSE. When necessary, adjustments are made to conform the accounting policies with those of the Company. There are no significant restrictions on the ability of subsidiaries, joint ventures and associates to transfer funds to the Company in the form of cash dividends or to repay loans or advances.

The following business transactions were carried out with the Company’s joint ventures and associates. Transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Transaction value
	2012	2011
Revenues	$1	$1
Purchases	$38	$51

The sales to and purchases from the Company’s joint ventures and associates are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest-free and settlement occurs in cash. The outstanding balances with these related parties relating to similar business transactions as at December 31, 2012, was $1 million payable (December 31, 2011 – $5 million payable).

During 2012, the Company acquired certain network assets and 2500 MHz spectrum from Inukshuk, a 50% owned joint venture. As a result, a gain of $233 million was recorded in the consolidated statement of income, being the portion of the excess of fair value over carrying value related to the other non-related venturer’s 50% interest in the spectrum licences (note 14). The remaining share of income of associates and joint ventures was $2 million (2011 – $7 million) due primarily to the Company’s equity interest in various investments.

25.	GUARANTEES:

The Company has the following guarantees at December 31, 2012 and 2011, in the normal course of business:

(a)	Business sale and business combination agreements:

As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.

(b)	Sales of services:

As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(c)	Purchases and development of assets:

As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(d)	Indemnifications:

The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated statements of financial position relating to these types of indemnifications or guarantees at December 31, 2012 or 2011. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

112    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

26.	COMMITMENTS AND CONTINGENT LIABILITIES:

(a)	Commitments:
(i)	The future minimum payments under operating leases and other contractual arrangements at December 31, 2012 are as follows:

(In millions of dollars)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases	$123	$171	$79	$73	$446
Player contracts	112	200	52	10	374
Purchase obligations	1,683	1,988	136	73	3,880
Program rights	327	281	201	289	1,098
	$2,245	$2,640	$468	$445	$5,798

Rent expense for 2012 amounted to $189 million (2011 – $172 million).

Operating leases are for office premises and retail outlets across the country with the majority of the lease terms ranging from five to ten years. Player contracts relate to Blue Jays players’ salary contracts that the Company has entered into and is contractually obligated to pay. Purchase obligations relate to contractual obligations under service, product and handset contracts that the Company has committed to for at least the next five years. The Company has entered into agreements to acquire broadcasting rights to programs and films for at least the next five years. The total costs of these commitments have all been disclosed in the preceding table.

(b)	Contingent liabilities:
(i)

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of all system access fees ever collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan must take specific steps to be able to participate in the proceeding. In February 2008, the Company’s motion to stay the proceeding based on the arbitration clause in its wireless service agreements was granted and the Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. The plaintiffs are now seeking to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. No liability has been recorded for this contingency.

(ii)

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (BC). The plaintiffs are seeking unquantified damages and restitution. No liability has been recorded for this contingency.

(iii)

In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. No liability has been recorded for this contingency.

(iv)

The Company believes that it has adequately provided for income and indirect taxes based on all of the information that is currently available. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

(v)	There exists certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

The outcome of all the proceedings and claims against the Company, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to the Company, management believes that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on the consolidated financial position or results of operations. If it becomes probable that the Company is liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to the consolidated financial position and results of operations.

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	SUBSEQUENT EVENTS:

(a)

On January 14, 2013 the Company announced a multipart strategic transaction with Shaw Communications (“Shaw”) to acquire Shaw’s cable system in Hamilton, Ontario and secure an option to purchase Shaw’s Advanced Wireless Services (“AWS”) spectrum holdings in 2014. The Company is also to sell Rogers’ one-third interest in specialty channel TVtropolis to Shaw and enters into negotiations with Shaw for the provision of certain services in Western Canada. Rogers’ net cash investment is expected to total approximately $700 million if all aspects of the transactions are approved.

(b)

In February 2013, the Company filed a notice with the TSX of its intention to renew its prior NCIB for a further one-year period. Subject to acceptance by the TSX, the TSX notice provides that the Company may, during the twelve-month period commencing February 25, 2013 and ending February 24, 2014, purchase on the TSX, the NYSE and/or alternate trading systems up to the lesser of 35.8 million Class B Non-Voting shares, representing approximately 10% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B

Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

(c)

In February 2013, the Company’s Board increased the annualized dividend rate from $1.58 to $1.74 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.435 per share. Such quarterly dividends are payable only as and when declared by the Board and there is no entitlement to any dividends prior thereto.

In addition, on February 14, 2013, the Board declared a quarterly dividend totalling $0.435 per share on each of its outstanding Class A Voting and Class B Non-Voting shares, such dividend to be paid on April 2, 2013, to shareholders of record on March 15, 2013, and is the first quarterly dividend to reflect the newly increased $1.74 per share annual dividend level.

(d)	On January 14, 2013 the Company received initial funding on the accounts receivable securitization program of $400 million (note 19(f)).

114    ROGERS COMMUNICATIONS INC.    2012 ANNUAL REPORT

NOTES

2012 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    115

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE OFFICES

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario M4W 1G9

416-935-7777

CUSTOMER SERVICE AND

PRODUCT INFORMATION

888-764-3771 or rogers.com

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

Canadian Stock Transfer

P.O. Box 700, Postal Station B

Montreal, QC H3B 3K3, Canada

416-682-3860 or 800-387-0825

inquiries@canstockta.com

Duplicate Mailings

If you receive duplicate shareholder mailings from Rogers Communications, please contact Canadian Stock Transfer as detailed above to consolidate your accounts.

INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit rogers.com/investors or contact:

Bruce M. Mann, CPA

Vice President, Investor Relations

416-935-3532 or

investor.relations@rci.rogers.com

Dan R. Coombes

Director, Investor Relations

416-935-3550 or

investor.relations@rci.rogers.com

Media inquiries: 416-935-7777

CORPORATE PHILANTHROPY

For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com

GLOSSARY OF TERMS

For a comprehensive glossary of industry and technology terms, go to rogers.com/glossary

SCAN THIS TO LEARN MORE rogers.com/investors

Stay up-to-date with the latest Rogers investor information

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX):

RCI.b – Class B Non-Voting shares

(CUSIP # 775109200)

RCI.a – Class A Voting shares

(CUSIP # 775109101)

New York Stock Exchange (NYSE):

RCI – Class B Non-Voting shares

(CUSIP # 775109200)

Equity Index Inclusions:

Dow Jones Canada Titans 60 Index

Dow Jones Telecom Titans 30 Index

FTSE Global Telecoms Index

FTSE All-World Index Series

FTSE4Good Global Index

Jantzi Social Index

S&P/TSX 60 Index

S&P/TSX Composite Dividend Index

S&P/TSX Composite Index

S&P/TSX Telecom Services Index

RCI.B

LISTED ON

TMX

Toronto Stock Exchange

RCI

LISTED

NYSE.

DEBT SECURITIES

For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under rogers.com/investors

INDEPENDENT AUDITORS

KPMG LLP

ON-LINE INFORMATION

Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of rogers.com/investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive Rogers’ news releases electronically.

FOLLOW ROGERS THROUGH THESE SOCIAL MEDIA LINKS

FACEBOOK

facebook.com/rogers

TWITTER

twitter.com/rogersbuzz

GOOGLE +

google.com/+Rogers

REDBOARD

redboard.rogers.com

SOCIAL

http://social.rogers.com

COMMON STOCK TRADING AND DIVIDEND INFORMATION

2012 Closing Price RCI.b on TSX Dividends Declared per Share

High Low Close

First Quarter $39.77 $37.47 $39.60 $0.395

Second Quarter $40.06 $35.07 $36.91 $0.395

Third Quarter $40.78 $37.24 $39.80 $0.395

Fourth Quarter $45.28 $39.52 $45.16 $0.395

Shares Outstanding at December 31, 2012

Class B 402,788,156

Class A 112,462,014

2013 Expected Dividend Dates

Record Date*: Payment Date*:

March 15, 2013 April 2, 2013

June 14, 2013 July 3, 2013

September 13, 2013 October 2, 2013

December 13, 2013 January 2, 2014

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact Canadian Stock Transfer as detailed earlier on this page.

DIVIDEND REINVESTMENT PLAN (“DRIP”)

Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit rogers.com/ investors or canstockta.com/investorServices.do or contact Canadian Stock Transfer as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Registered shareholders can receive electronic notice of financial reports and proxy materials and utilize the Internet to submit proxies on-line by registering at rogers.com/electronicdelivery. This approach gets information to shareholders more quickly than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.

SUSTAINABILITY

Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS

This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties That Could Affect our Businesses” and “Caution Regarding Forward-Looking Statements, Risks and Assumptions” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

The fibre used in the manufacture of the stock comes from well managed forests, controlled sources and recycled wood or fibre.

This annual report is recyclable.

5 trees preserved for the future

7,932 litres of wastewater flow saved

105 kg solid waste not generated

172 kg net greenhouse gases prevented

3,494,352 BTUs energy not consumed

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© 2013 Rogers Communications Inc. Other registered trademarks that appear are the property of the respective owners.

Design: Interbrand

Printed in Canada

116 ROGERS COMMUNICATIONS INC. 2012 ANNUAL REPORT

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